As filed with the Securities and Exchange Commission on October 6, 2009
Registration No. 333-160986

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANCESTRY.COM INC.
(Exact name of registrant as specified in its charter)

DELAWARE	7379	26-1235962
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

360 West 4800 North
Provo, UT 84604
(801) 705-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy Sullivan
Chief Executive Officer
360 West 4800 North
Provo, UT 84604
(801) 705-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Becker Stewart L. McDowell Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000 Fax: (212) 351-4035	Jeffrey D. Saper Robert G. Day Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Tel: (650) 493-9300 Fax: (650) 565-5147

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued          , 2009

           Shares

COMMON STOCK

Ancestry.com Inc. is offering           shares of its common stock and the selling stockholders are offering           shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $      and $      per share.

We expect to apply to list our common stock on the Nasdaq Global Select Market under the symbol ACOM.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to Selling
	Public	Commissions	Company	Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Ancestry.com Inc. and the selling stockholders have granted the underwriters the right to purchase up to an additional        shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on       , 2009.

MORGAN STANLEY	BofA MERRILL LYNCH

JEFFERIES & COMPANY	PIPER JAFFRAY	BMO CAPITAL MARKETS

          , 2009

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2009 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

ANCESTRY.COM INC.

Mission

Ancestry.com’s mission is to help everyone discover, preserve and share their family history.

Overview

Ancestry.com is the world’s largest online resource for family history, with almost one million paying subscribers around the world as of June 30, 2009. We have been a leader in the family history market for over 20 years and have helped pioneer the market for online family history research. We believe that most people have a fundamental desire to understand who they are and from where they came, and that anyone interested in discovering, preserving and sharing their family history is a potential user of Ancestry.com. We strive to make our service valuable to individuals ranging from the most committed family historians to those taking their first steps towards satisfying their curiosity about their family stories.

The foundation of our service is an extensive and unique collection of billions of historical records that we have digitized, indexed and put online over the past 12 years. We have developed efficient and proprietary systems for digitizing handwritten historical documents, and have established relationships with national, state and local government archives, historical societies, religious institutions and private collectors of historical content around the world. These digital records and documents, combined with our proprietary online search technologies and tools, enable our subscribers to research their family history, build their family trees and make meaningful discoveries about the lives of their ancestors.

We have built the world’s largest online community of people interested in their family histories, and we believe that this network is highly valuable to our subscribers. Our community is a large and growing source of user-generated content uniquely focused on family history. Over the past three years, our registered users have created over 11 million family trees containing more than 1.1 billion profiles. They have uploaded and attached to their trees over 22 million photographs, scanned documents, written stories and audio clips. This growing pool of user-generated content adds color and context to the family histories assembled from the digitized historical documents found on Ancestry.com. Our subscribers also have attached to their trees over 273 million records from our company-acquired content collection, a process that is helping further organize this collection by associating specific records with people in family trees.

In addition, we are beginning to deploy tools and technologies to facilitate social networking and crowd sourcing, a means of leveraging collaborative efforts. These tools and technologies are intended to provide our subscribers with an expanding family history collaboration network in which insights and discoveries are shared by relatives, distant and close. Our service also provides a platform from which our subscribers can share their stories. Subscribers can invite family and friends to help build their family trees, add personal memories and upload photographs and stories of their own.

We provide ongoing value to our subscribers by regularly adding new historical content, enhancing our websites with new tools and features and enabling greater collaboration among our users through the growth of our global community. Our plan to achieve long-term and sustainable growth is to increase our subscriber base in the United States and around the world by serving our loyal base of existing subscribers and by attracting new subscribers. Our revenues have increased from $122.6 million in 2004 to $197.6 million in 2008, a compound annual growth rate of 12.7%.

Industry Background

Societies around the world have historically documented the names, dates and places associated with important events of their citizenry. However, due to the vast, dispersed and disorganized nature of these data collections, the process of researching family history generally has been time consuming, painstaking and expensive. The introduction of web-based technologies greatly enhances opportunities to make family history research easier, but businesses attempting to leverage the Internet must tailor their products and services to address the distinctive challenges of family history research.

The Ancestry.com Solution

Through the design and development of a unique consumer Internet application and underlying proprietary technologies, substantial investment in content and the aggregation of network scale, we are revolutionizing how people discover, preserve and share their family history. Our solution includes:

Consumer Benefits

Easy-to-use website.  Our technology platform makes family history research and networking easier, more enjoyable and more rewarding. We seek to make Ancestry.com relevant and easy to use for both new and experienced subscribers, and we continue to advance our online tools to help our subscribers efficiently search our content, organize their research, collaborate with others and share their stories.

Easy access to comprehensive data sources.  We have aggregated and organized a comprehensive collection of historical records, with a particular emphasis on records from the United States, the United Kingdom and Canada. Our technologies allow subscribers to locate relevant family history records quickly and easily, resulting in a rewarding experience for new subscribers and experienced family historians alike. Subscribers input information that they know about their relatives, however limited, and can immediately view the vast content sources available to populate their family trees. Our proprietary record hinting technology suggests content to our subscribers, alerting them through “hints” delivered online and by email of potential matches to further populate their trees from our company-acquired and user-generated content.

Valuable community.  Our community of family history enthusiasts is a significant component of our subscription value proposition. Our subscribers can collaborate, contribute content and assist each other with family history research. The publicly available family trees created by our registered users can provide new subscribers with a substantial head start researching their families and the opportunity to connect with relatives interested and engaged in the discovery and preservation of a shared family lineage.

Competitive Advantages

Proprietary technology platform provides robust search capability and ease of use.  We have built a scalable, proprietary technology platform. Our search technology is designed to deal with the inherent difficulties of searching historical content. Our record hinting technology locates and pushes relevant content to our registered users. Our digitization and indexing processes streamline the complex and time-consuming task of putting historical records online.

Extensive and accessible content collection.  We have digitized and indexed the largest online collection of family history records in the world, with collections from the United States, the United Kingdom, Australia and Canada, as well as Germany, France, Italy, Sweden and China. We have invested approximately $80 million to date in making this content available to subscribers and continue to invest a substantial amount of time and money to acquire or license, digitize, index and publish additional records for our subscribers. In total, our collections represent over four billion records and an estimated eight billion names.

Community of dedicated and highly engaged subscribers enhances our value proposition.  We have an active and dedicated community of subscribers, approximately 45% of whom have been subscribers continuously for more than two years as of June 30, 2009. In the six months ended June 2009, visitors to our websites spent an average of 19.1 minutes on our websites per usage day, according to monthly data from comScore. We believe our online community is highly valuable to our subscribers, because the ever expanding pool of user-generated content and collaboration and sharing opportunities can significantly enhance the family history research process.

Growth Strategy

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. We will focus on retaining our loyal base of existing subscribers, on acquiring new subscribers and on expanding the market to new consumers. In pursuit of these goals, we will continue to focus on the following objectives:

Continue to build our premium brand and drive category awareness.  Over the past three years, we have expanded and improved our consumer marketing activities in the United States, which we believe has substantially increased our brand awareness. We believe that continued investments in consumer marketing and promotion will allow us to enhance our premium brand, increase awareness of the family history category and enhance our ability to acquire new subscribers.

Further improve our product and user experience.  We believe that investments in our product platform can make family history research easier, more enjoyable and more accessible. We continuously seek to advance and improve our core search and hinting technologies, our document image viewer, our family tree building and viewing experience and our sharing and publishing capabilities. We believe that we can leverage the latest web technologies to further transform the way people discover family history online.

Regularly add new content.  A vast universe of historical records around the world is yet to be digitized, and we intend to continue to expand our collection of digital historical records. We will seek to maintain and extend our existing relationships with archives and other holders of content throughout the world and to find new sources of unique family history content. We also plan to continue to promote the growth of user-generated content by making the Ancestry.com websites even better places to upload and share personal family history documents and memories.

Enhance our collaboration technologies.  With almost one million subscribers around the world as of June 30, 2009, we believe that we have the scale to further expand our unique family history collaboration network and to help relatives share insights and discoveries about common ancestors. We believe that collaboration is a fundamental part of family history research and that social networking technologies applied to family history research can provide our subscribers with even greater value. We intend to make family history research more collaborative and appealing to a larger market.

Grow our business internationally.  We believe that our business model of digitizing historical content and making records available online has appeal in multiple markets around the world, and we will seek to implement this model in other international markets. In the third quarter of 2009, we plan to launch Mundia.com, a lower-priced family history networking product intended for markets where we do not have a presence.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We generate substantially all of our revenues from subscriptions to our products and services, and if our efforts to satisfy, retain and attract subscribers are not successful, we may experience higher rates of monthly subscriber churn and our revenues and profitability could be adversely affected. We face competition from a number of sources, some of which provide access to records free of charge. Because of our dependence on family history products and services for substantially all of our revenues, factors such as changes in consumer preferences for our products and challenges in acquiring and making available online historical content may have a disproportionately greater impact on us than if we offered multiple products and services. Our attempts to grow internationally may prove difficult due to, among other things, legislation in various jurisdictions, cultural impediments, and costs and difficulties associated with acquiring relevant content. Additionally, our recent revenue growth may not be sustainable.

The Spectrum Investment

We operated as The Generations Network, Inc., which we refer to as the predecessor, until December 5, 2007. On December 5, 2007, Generations Holding, Inc., which we refer to as the successor, acquired The Generations Network, Inc. in connection with an investment by Spectrum Equity Investors V, L.P. and certain of its affiliated entities, which we refer to collectively as Spectrum. The successor was created for the sole purpose of acquiring the predecessor and had no prior operations.

The total purchase price for this transaction, which we refer to as the Spectrum investment, was $354.8 million, at an effective per share price of $2.70. The total purchase price consisted of $249.1 million of cash, $95.7 million in value of previously owned stock of predecessor, $8.2 million of stock option fair value assumed by the successor and $1.8 million of transaction related expenses. The cash consisted of approximately $100 million invested by Spectrum, $9.8 million invested by other shareholders and $140 million of borrowings under the term loan portion of our credit facility. Spectrum invested equity of our predecessor with an aggregate value of $38.6 million. Spectrum and certain of its affiliated entities currently hold approximately 67% of the outstanding shares of our common stock. The remaining approximately 33% of our currently outstanding shares of common stock is primarily held by a variety of corporate and individual investors and employees, including entities associated with Crosslink Ventures Fund, W Capital Partners II, L.P., Sorenson Media, Inc. and Timothy Sullivan, our president and chief executive officer, who obtained their shares of our common stock in connection with the Spectrum investment by contributing equity valued at an aggregate amount of $57.1 million or investing cash in the aggregate amount of $9.8 million. A small percentage of our outstanding common stock is also held by current or former employees who exercised stock options. See “Related Party Transactions” for further information about the terms of the Spectrum investment.

As a result of the accounting for the Spectrum investment, our fiscal year 2007 is divided into a predecessor period from January 1, 2007 through December 5, 2007 and a successor period from December 6, 2007 through December 31, 2007.

Corporate Information

Our principal executive offices are located at 360 West 4800 North, Provo, UT 84604, and our telephone number at that address is (801) 705-7000. Our corporate website address is www.ancestry.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We were originally incorporated in Utah in 1983 under the name Ancestry, Inc. We changed our name to Ancestry.com, Inc. in July 1998 and reincorporated in Delaware in November 1998. Our name was subsequently changed to MyFamily.com, Inc. in November 1999, and then to The Generations Network, Inc. in November 2006.

In July 2009, to better align our corporate identity with the premier branding of Ancestry.com, we changed our name to Ancestry.com Inc. References herein to “Ancestry.com,” the “company,” “we,” “our” and “us” refer to the operations of Ancestry.com Inc. and its consolidated subsidiaries in both the predecessor and successor periods, unless otherwise specified. We are a holding company, and substantially all of our operations are conducted by our wholly-owned subsidiary Ancestry.com Operations Inc., which we refer to as the operating company, and its subsidiaries. Our operations consist primarily of our flagship website Ancestry.com, which is a part of a global family of websites that includes Ancestry.co.uk, Ancestry.com.au, Ancestry.ca, Ancestry.de, Ancestry.fr, Ancestry.it and Ancestry.se. We refer to these websites collectively as the Ancestry.com websites.

Terminology

In this prospectus we use the terms subscriber, registered user, record, database and title.

A subscriber is an individual who pays for renewable access to one of our Ancestry.com websites, and a registered user is a person who has registered on one of our Ancestry.com websites, including subscribers.

We use the term “record” in different ways depending on the content source. When referring to a number of records in certain of our company-acquired content collections, such as a census record, we mean information about each specific person. For example, a draft card will typically be counted as one record, as will each line in a census, because each contains information about a specific individual. When referring to unstructured data, such as a newspaper, we define each page in those data sources as a record. When referring to a number of databases, we mean groups of records we have distinguished as unique sets based on one or more common characteristics shared by the records in each set, such as a common time period, place or subject matter. When referring to a number of titles, we mean an individual book, directory or newspaper title. For example, The New York Times counts as a single title, regardless of the number of editions we have online.

THE OFFERING

Common stock offered by Ancestry.com	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Total common stock to be outstanding after this offering	shares
Use of proceeds	We expect to use the net proceeds from this offering as follows:
• approximately $ to repay a portion of our credit facility; and

•   the remainder for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies; however, we do not have commitments for any acquisitions at this time.

We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”
Risk Factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.
Proposed Nasdaq Global Select Market symbol	ACOM

Except as otherwise indicated, all information in this prospectus:

•	assumes a reverse stock split of 1-for- of our shares of common stock effective immediately prior to the consummation of this offering;

•	assumes that the underwriters will not exercise their option to purchase additional shares;

•	excludes 19,970,687 shares issuable upon the exercise of options outstanding as of June 30, 2009 with a weighted average exercise price of $2.54 per share; and

•	excludes shares reserved for issuance pursuant to future grants of awards under our 2009 Stock Incentive Plan.

SUMMARY CONSOLIDATED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following tables summarize the consolidated historical and unaudited pro forma financial and operating data for the periods indicated. The summary consolidated statements of operations data presented below for the year ended December 31, 2006, the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the year ended December 31, 2008 have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm and included elsewhere in this prospectus. The summary consolidated statements of operations data for the six month periods ended June 30, 2008 and 2009 and the balance sheet data at June 30, 2009 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full 2009 fiscal year. The unaudited consolidated pro forma financial data for the fiscal year ended December 31, 2007 has been prepared to give effect to the Spectrum investment in the manner described under “Unaudited Consolidated Pro Forma Financial Data” and the notes thereto. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited consolidated pro forma financial data are for informational purposes only and do not purport to represent what our results of operations actually would have been if the Spectrum investment had occurred on January 1, 2007, and such data do not purport to project the results of operations for any future period. See “Risk Factors” and the notes to our consolidated financial statements included elsewhere in this prospectus. You should read the summary data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, “Unaudited Consolidated Pro Forma Financial Data” on page 38 of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
	Year Ended	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Year Ended	Six Months Ended
	December 31,	through	through	December 31,	December 31,	June 30,
	2006	Dec. 5, 2007	Dec. 31, 2007	2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$137,643	$141,141	$11,692	$152,833	$181,391	$87,419	$99,903
Product and other revenues	12,909	12,269	1,278	13,547	16,200	7,665	7,903

Total revenues	150,552	153,410	12,970	166,380	197,591	95,084	107,806
Cost of revenues:
Cost of subscription revenues	27,344	33,590	2,462	36,212	38,187	18,821	19,722
Cost of product and other revenues	3,695	2,552	500	3,052	5,427	1,887	2,824

Total cost of revenues	31,039	36,142	2,962	39,264	43,614	20,708	22,546

Gross profit	119,513	117,268	10,008	127,116	153,977	74,376	85,260
Operating expenses:
Technology and development	28,280	31,255	3,517	33,754	33,206	15,645	17,548
Marketing and advertising	51,421	42,400	3,157	45,607	52,341	24,571	29,986
General and administrative	26,978	20,723	2,142	22,964	28,931	13,864	14,340
Amortization of acquired intangible assets	2,216	2,132	1,542	24,061	23,779	11,886	8,113
Transaction related expenses	—	9,530	—	—	—	—	—

Total operating expenses	108,895	106,040	10,358	126,386	138,257	65,966	69,987

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
	Year Ended	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Year Ended	Six Months Ended
	December 31,	through	through	December 31,	December 31,	June 30,
	2006	Dec. 5, 2007	Dec. 31, 2007	2007	2008	2008	2009
	(in thousands, except per share data)
Income (loss) from operations	10,618	11,228	(350)	730	15,720	8,410	15,273
Other income (expense):
Interest expense	(946)	(756)	(1,146)	(12,841)	(12,355)	(6,204)	(3,356)
Interest income	2,238	2,051	289	348	872	431	698
Other income (expense), net	834	266	7	273	(8)	1	10

Income (loss) before income taxes	12,744	12,789	(1,200)	(11,490)	4,229	2,638	12,625
Income tax (expense) benefit	(4,595)	(5,018)	(103)	4,251	1,845	(1,399)	(4,442)

Net income (loss)	$8,149	$7,771	$(1,303)	$(7,239)	$2,384	$1,239	$8,183

Net income per common share:(1)
Basic					$0.03	$0.02	$0.11

Diluted					$0.03	$0.02	$0.10

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

	Predecessor		Successor
		Period from	Period from
	Year Ended	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Six Months Ended
	December 31,	through	through	December 31,	June 30,
	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2008	2009
	(in thousands)
Other Financial Data:
Adjusted EBITDA	$30,455	$39,344	$3,755	$62,645	$31,174	$34,947

Free cash flow	4,212	14,025	1,774	31,712	17,855	14,752

Stock-based compensation expense included in:
Cost of subscription revenues	$31	$73	$3	$80	$40	$61
Technology and development	224	260	23	1,132	504	835
Marketing and advertising	196	279	27	254	106	169
General and administrative	3,338	286	24	3,206	1,758	1,738

Total stock-based compensation expense	$3,789	$898	$77	$4,672	$2,408	$2,803

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009

Other Data:(1)
Total subscribers(2)	734,386	832,193	913,683	861,235	990,959
Subscriber additions	569,851	479,663	556,045	272,790	348,955
Monthly churn(3)		3.5%	4.0%	4.2%	4.1%
Subscriber acquisition cost(4)	$49.29	$70.96	$71.99	$71.11	$67.30
Average monthly revenue per subscriber(4)	$14.52	$14.83	$16.09	$15.93	$16.50

(1)	The terms total subscribers, monthly churn, subscriber acquisition cost and average monthly revenue per subscriber are defined in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Key Business Metrics” section.
(2)	Total subscribers were 600,411 and 681,632 for the years ended December 31, 2004 and 2005, respectively.
(3)	Monthly churn is the average monthly churn for the quarters included in the periods shown. Monthly churn is not comparable for the year ended December 31, 2006 due to a change in the packaging of our products and services, and accordingly, has not been presented.

(4)	Based on pro forma expenses and revenues for 2007. See “Unaudited Consolidated Pro Forma Financial Data” on page 38 of this prospectus.

	As of June 30, 2009
	Actual	As adjusted
	(in thousands)

Balance Sheet Data:(1)
Cash, cash equivalents and short-term investments	$52,613
Total assets	474,241
Deferred revenues	69,824
Long-term debt (including current portion)	117,074
Total liabilities	242,943
Total stockholders’ equity	231,298

(1)	We have presented this summary balance sheet (i) on an actual basis and (ii) on an as adjusted basis to reflect our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth herein. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash, cash equivalents and short-term investments, total assets and total stockholders’ equity on an as adjusted basis by approximately $ million, and may decrease long-term debt and total liabilities by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. The as adjusted information presented is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Definitions of Other Financial Data Measures

Adjusted EBITDA. We define adjusted EBITDA as net income (loss) plus net interest (income) expense; income tax expense; non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense; other (income) expense and expenses associated with the Spectrum investment, such as in-process research and development and transaction expenses.

Free cash flow. We define free cash flow as net income (loss) plus net interest (income) expense; income tax expense; non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense; other (income) expense and expenses associated with the Spectrum investment, such as in-process research and development and transaction expenses, and minus capitalization of content database costs, capital expenditures and cash paid for income taxes and interest expense.

Adjusted EBITDA and free cash flow are financial measures that are not calculated in accordance with GAAP. The table below provides a reconciliation of these non-GAAP financial measures to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA and free cash flow should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our adjusted EBITDA or free cash flow may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA or free cash flow or similarly titled measures in the same manner as we do. We prepare adjusted EBITDA and free cash flow to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

Our management uses adjusted EBITDA and is increasingly using free cash flow:

•	as measures of operating performance;

•	as factors when determining management’s incentive compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.

Management also uses adjusted EBITDA to evaluate compliance with the debt covenants in our credit facility, which include an EBITDA covenant that is substantially similar to adjusted EBITDA. The definition of EBITDA under our credit facility differs from our definition of adjusted EBITDA in this prospectus primarily because the definition in the credit facility does not exclude interest income (though it does exclude interest expense) and other income (expense). See “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources’’ for a description of our credit facility.

Management believes that the use of adjusted EBITDA and free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude non-cash charges such as depreciation, amortization, impairment of intangible assets and stock-based compensation from adjusted EBITDA and free cash flow because (i) the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

More specifically, we believe it is appropriate to exclude stock-based compensation expense from adjusted EBITDA and free cash flow because non-cash equity grants made at a certain price and point in time do not reflect how our business is performing at any particular time. While we believe that stockholders should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to view the non-GAAP financial measures that exclude these costs that management uses to evaluate our business. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Therefore, excluding this cost gives us a clearer view of the operating performance of our business. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies may use under Statement of Financial Accounting Standards No. 123R, which governs the accounting treatment for stock-based compensation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management believes that providing non-GAAP financial measures that exclude this stock-based compensation expense allows investors and analysts to make meaningful comparisons between our operating results with those of other companies. Stock-based compensation has been a significant non-cash recurring expense in our business and has been used as a key incentive offered to our employees. We believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues. Stock-based compensation expense will recur in future periods for GAAP purposes.

We believe it is appropriate to exclude depreciation and amortization from adjusted EBITDA and free cash flow because depreciation is a function of our capital expenditures which are included in our cash flow measure, while amortization reflects other asset acquisitions made at a point in time and their associated costs. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these matters do affect the overall financial health of our company, they are separately evaluated and relate to historic decisions that do not affect current operations of our business on a cash flow basis. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes.

We believe it is appropriate to exclude impairment of intangible assets and acquired in-process research and development from adjusted EBITDA and free cash flow because these charges relate to specific past events. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions or acquisitions. Further, these charges do not result in ongoing cash expenditures.

Management believes that it is useful to exclude other income (expense) from adjusted EBITDA and free cash flow because that line item consists of items that do not correlate to the underlying performance of our business, such as retirement and disposal of non-operating assets and gain or loss on non-operating investments. Management also believes that it is useful to exclude transaction expenses and in-process research and development expense associated with the Spectrum investment because these expenses were incurred in connection with the investment and therefore do not occur regularly.

We believe adjusted EBITDA and free cash flow are useful to investors in evaluating our operating performance because securities analysts use adjusted EBITDA and free cash flow as supplemental measures to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include adjusted EBITDA and free cash flow.

Although adjusted EBITDA and free cash flow are frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA and free cash flow each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted EBITDA and free cash flow do not reflect our future requirements for contractual commitments and adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	adjusted EBITDA and free cash flow do not reflect changes in, or cash requirements for, our working capital;

•	adjusted EBITDA does not reflect interest income or interest expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA and free cash flow do not reflect the non-cash component of employee compensation;

•	although depreciation, amortization and impairment of intangible assets are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA and free cash flow do not reflect any cash requirements for these replacements;

•	adjusted EBITDA and free cash flow do not reflect acquired in-process research and development charges; and

•	other companies in our industry may calculate adjusted EBITDA or free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the adjusted EBITDA and free cash flow measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted EBITDA and free cash flow to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

The following table presents a reconciliation of adjusted EBITDA and free cash flow to net income, the most comparable GAAP measure, for each of the periods indicated:

	Predecessor		Successor
		Period from	Period from
	Year Ended	Jan. 1, 2007	Dec. 6, 2007	Year Ended	Six Months Ended
	December 31,	through	through	December 31,	June 30,
	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2008	2009
	(in thousands)
Reconciliation of adjusted EBITDA and free cash flow to net income:
Net income (loss)	$8,149	$7,771	$(1,303)	$2,384	$1,239	$8,183
Interest (income) expense, net	(1,292)	(1,295)	857	11,483	5,773	2,658
Income tax expense	4,595	5,018	103	1,845	1,399	4,442
Depreciation expense	9,559	10,594	754	10,732	5,420	5,330
Amortization expense	6,489	7,094	1,974	30,046	14,936	11,541
Stock-based compensation	3,789	898	77	4,672	2,408	2,803
Other (income) expense, net	(834)	(266)	(7)	8	(1)	(10)
Impairment of intangible assets and acquired in-process research and development	—	—	1,300	1,475	—	—
Transaction related expenses	—	9,530	—	—	—	—

Adjusted EBITDA	$30,455	$39,344	$3,755	$62,645	$31,174	$34,947

Capitalization of content database costs	$(11,285)	$(10,591)	$(1,129)	$(8,965)	$(3,650)	$(3,672)
Purchase of property and equipment	(10,127)	(10,572)	(852)	(11,621)	(5,285)	(6,151)
Cash paid for interest	(1,031)	(756)	—	(10,068)	(4,372)	(5,416)
Cash paid for income taxes	(3,800)	(3,400)	—	(279)	(12)	(4,956)

Free cash flow	$4,212	$14,025	$1,774	$31,712	$17,855	$14,752

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in the prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

If our efforts to retain and attract subscribers are not successful, our revenues will be adversely affected.

We generate substantially all of our revenue from subscriptions to our products and services. We must continue to retain existing and attract new subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to retain them, and as a result, our revenues would be adversely affected. For example, if consumers do not perceive our products and services to be reliable, valuable and of high quality, if we fail to regularly introduce new and improved products and services, or if we introduce new products or services that are not favorably received by the market, we may not be able to retain existing or attract new subscribers. We rely on our marketing and advertising efforts, including online and offline performance-based and fixed-cost programs, to retain existing subscribers and attract new subscribers. If we are unable to effectively retain existing subscribers and attract new subscribers, our business, financial condition and results of operations would be adversely affected.

The relative service levels, pricing and related features of competitors to our products and services are some of the factors that may adversely impact our ability to retain existing subscribers and attract new subscribers. Some of our current competitors provide genealogical records free of charge. Some governments or private organizations may make historical records available online at no cost to consumers and some commercial entities could choose to make such records available on an advertising-supported basis rather than a subscription basis. If consumers are able to satisfy their family history research needs at no or lower cost, they may not perceive value in our products and services. If our efforts to satisfy and retain our existing subscribers are not successful, we may not be able to continue to attract new subscribers through word-of-mouth referrals. Further, subscriber growth may decrease as a result of a decline in interest in family history research. Any of these factors could cause our subscriber growth rate to fall, which would adversely impact our business, financial condition and results of operations.

Our recent revenue growth rate may not be sustainable, which could negatively affect our stock price or financial condition and results of operations.

Our revenues have grown rapidly, increasing from $122.6 million in 2004 to $197.6 million in 2008, representing a compound annual growth rate of 12.7%. We may not be able to sustain our recent growth rate in future periods and you should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. If our future growth fails to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations.

If we experience excessive rates of subscriber churn, our revenues and business will be harmed.

We must continually add new subscribers both to replace subscribers who choose not to renew their subscriptions and to grow our business beyond our current subscriber base. We describe the percentage of subscribers who elect not to renew their subscriptions as subscriber “churn.” Subscribers choose not to renew their subscriptions for many reasons, including a desire to reduce discretionary spending or a perception that they do not use the service sufficiently, the service is a poor value, competitive services provide a better value or experience, or subscriber service issues are not satisfactorily resolved. Subscribers may choose not to renew their subscription at any time prior to the renewal date. If we are unable to attract new subscribers in numbers greater than our subscriber churn, our subscriber base will decrease and our business, financial condition and results of operations will be adversely affected.

If public interest in family history generally or in our websites specifically were to increase as a result of a successful marketing and advertising promotion, media focus (for example, as a result of the potential introduction of the television show “Who Do You Think You Are?” in the United States in early 2010) or other reasons, we could experience a spike in new subscriptions. We anticipate that this in turn would result in an increase in our subscriber churn as our subscriber base would begin to include people who have varying degrees of interest in family history or limited experience using online subscription services. For example, in 2006 we experienced an increase in new subscriptions in the United Kingdom after the airing of “Who Do You Think You Are?” on the BBC. If our subscriber churn increases, we may be required to increase the rate at which we add new subscribers in order to maintain and grow our revenues. If excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing and advertising expenses than we currently anticipate to replace these subscribers with new subscribers. A significant increase in our subscriber churn would have an adverse effect on our business, financial condition and results of operations.

Because we recognize revenues from subscriptions to our service over the term of the subscription, downturns or upturns in subscription sales may not be immediately reflected in our operating results and therefore could affect our operating results in later periods.

We recognize revenues from subscribers ratably over the term of their subscriptions. Given the mix of annual subscriptions, a large portion of our revenues for each quarter reflects deferred revenue from subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not necessarily be fully reflected in the revenues in that quarter but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns or upturns in subscription sales or market acceptance of our service, or changes in subscriber churn, may not fully impact our results of operations until future periods.

Because we generate substantially all of our revenue from online family history resources, particularly in the United States and United Kingdom, a decline in demand for our products or services or for online family history resources in general, and particularly of the United States and United Kingdom, could cause our revenue to decline.

We generate substantially all of our revenue from our online family history products and services, and we expect that we will continue to depend upon our online family history products and services for substantially all of our revenue in the foreseeable future. Because we are dependent on our online family history products and services, factors such as changes in consumer preferences for these products may have a disproportionately greater impact on us than if we offered multiple products and services. The market for online family history resources, and for consumer products and services in general, is subject to rapidly changing consumer demand and trends in preferences. If consumer interest in our online family history products and services declines, or if consumer interest in family history in general declines, we would likely experience a significant loss of revenue. Some of the potential factors that could affect interest in and demand for online family history products and services include:

•	individuals’ interest in, and their willingness to spend time and money, conducting family history research;

•	availability of discretionary funds;

•	awareness of our brand and the family history category;

•	the appeal and reliability of our products and services;

•	the price, performance and availability of competing family history products and services;

•	public concern regarding privacy and data security;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of growth in online commerce generally.

In addition, we recognize substantially all of our revenues from subscribers in the United States, the United Kingdom, and to a lesser extent, Australia and Canada. Consequently, a decrease of interest in and demand for online family history products and services in these countries could have a disproportionately greater impact on us than if our geographic mix of revenue was less concentrated.

A change in our mix of subscription durations could have a significant impact on our revenue and churn.

A majority of our subscribers have annual subscriptions. At any point in time, however, the majority of new subscribers generally sign up for monthly subscriptions, and may or may not choose to renew or convert to an annual subscription. We generally experience higher rates of churn for monthly subscribers than for annual subscribers. If the percentage of overall subscribers that are monthly subscribers increases, an increasing part of our revenue would become dependent on monthly renewals, and we would likely have greater churn. A shift in mix between annual and monthly subscriptions to more monthly subscriptions as our subscriber base broadened has resulted in higher revenue per subscriber over the last several periods. This trend may not continue and may result in increased churn. We continually evaluate the types of subscriptions that are most appropriate for us and our subscribers. As we make these evaluations, we may more aggressively market subscriptions that are shorter than our annual subscriptions. Any material change in our mix of subscription duration could have a significant impact on our revenue and churn.

Challenges in acquiring historical content and making it available online could adversely affect our ability to retain and expand our subscriber base, and therefore adversely affect our business, financial condition and results of operations.

In order to retain and expand our subscriber base, both domestically and internationally, we must continue to expend significant resources to acquire significant amounts of additional historical content, digitize it and make it available to our subscribers online. We face legal, logistical and cultural challenges in acquiring new historical content. Relevant governmental records may be widely dispersed and held at a national, state or local level. Religious and private records are even more widely dispersed. These problems often pose particular challenges in acquiring content internationally. For example, content in Germany is highly dispersed, and legislation in France is particularly stringent. Desirable content may not be available to us on favorable terms, or at all, due to competition for a particular collection, privacy concerns relative to information contained in a given collection or our lack of negotiating leverage with a certain content provider. For example, some of our most popular databases include so-called “vital records” content — namely, birth, marriage and death records made available by certain governmental agencies. To help prevent identity theft, or even terrorist activities, governments may attempt to restrict the release of all or substantial portions of their vital records content, and particularly birth records, to third parties. If these efforts are successful, it may limit or altogether prevent us from acquiring these types of vital record content or continuing to make them available online. In many cases, we will be the first commercial entity that may have approached the keeper of the records, often a governmental body. In some cases, we have to lobby for legislation to be changed to enable government or other bodies to grant us access to records.

While we own most of the images in our database, we generally do not own the underlying historical documents. If owners of content have sold or licensed it for digitization purposes on an exclusive basis to a third party, we would not be able to acquire this content. The owners of such historical records generally can allow one or more parties to digitize those records. If owners of content have sold or licensed the rights to digitize that content, even on a non-exclusive basis, they often elect not to sell or license it for digitization purposes to any other person. Therefore, if one of our competitors acquires rights to digitize a set of content, even on a non-exclusive basis, we may be unable to acquire rights to digitize that content collection. In some cases, acquisition of content involves competitive bidding, and we have in the past and may in the future choose not to bid or not successfully bid to acquire content rights. In addition, a number of governmental bodies and other organizations are interested in making historical content available for free and owners of historical records may license or sell their records to such governmental bodies and organizations in addition to or instead of licensing or selling their content to us. Our inability to offer vital records or other valuable content as part of our family history research databases or the widespread availability of such content elsewhere at lower cost or for free could result in our subscription products and services becoming less valuable to consumers, which could have an adverse impact on our number of subscribers or subscriber churn, and therefore on our business, financial condition and results of operations.

We depend in part upon third party licenses for some of our historical content, and a loss of those licenses, or disputes regarding royalties under these licenses, could adversely affect our ability to retain and expand our subscriber base, and therefore adversely affect our revenues, financial condition and results of operations.

Though we own most of the images in our databases, in some cases on a non-exclusive basis, we acquire a portion of our content pursuant to ongoing license agreements. Some of these agreements have finite terms and we may not be able to renew the agreements on terms that are advantageous to us or at all. For example, we license a significant amount of our United Kingdom content from the United Kingdom National Archives under several license agreements that generally have ten year terms, with varying automatic extension periods. These agreements with the United Kingdom National Archive expire from 2012 to 2019. The agreements are generally terminable by either party for breach by the other party and by the United Kingdom National Archives upon our insolvency or bankruptcy. Some of these agreements permit the United Kingdom National Archives to terminate these licenses if we undergo a change of control.

If a current or future license for a significant content collection were to be terminated, we may not be able to obtain a new license on terms advantageous to us or at all and we could be required to remove the relevant content from our websites, either immediately or after some period of time. If we were required to remove a material amount of content from our websites, as a result of the termination of one or more licenses, it could adversely affect our business and results of operations. Some of these license agreements restrict the manner in which we use the applicable content, which could limit our ability to leverage that content for new uses as we expand our business. We pay royalties under some of these license agreements, and the other party to those royalty-bearing agreements may have a right to audit the calculation of our royalty payments. If there were to be a disagreement regarding the calculation of royalty payments, we could be required to make additional payments under those agreements. We also have indemnification obligations under many of these agreements. While we have not experienced any claims to date, we could experience claims in the future which, if material, could have a negative impact on our results of operations and financial condition.

Digitizing and indexing new content can take a significant amount of time and expense, and can expose us to risks associated with the loss or damage of historical documents. Our inability to maintain or acquire content or make new content available online in a timely and cost-effective manner, or liability for loss of historical documents, could have an adverse effect on our business, financial condition and results of operations.

Digitizing and indexing new historical content can take a significant amount of time and expense and we generally incur the expenses related to such content significantly in advance of the time we can make it available to our subscribers. We have invested approximately $80 million in content to date and expect to continue to spend significant resources on content. Increases in the cost or time required to digitize and index new content could harm our financial results. In 2008, one of our transcription vendors, Beijing Formax, performed a majority of our data transcription as measured by cost. We do not have long term contracts with any of our transcription vendors. If we were to replace that transcription vendor or any other transcription vendor for any reason, we would be required to provide extensive training to the new vendor, which could delay our ability to make our new content available to our subscribers, and our relationships with the new transcription vendors may be on financial or other terms less favorable to us than our existing arrangements. Our inability to maintain or acquire content or to make new content available online in a timely and cost-effective manner would have an adverse effect on our business, financial condition and results of operations.

In addition, if we acquire content that ultimately generates only minimal subscriber interest, the cost of acquiring and processing that content may exceed the incremental revenues produced by the content, which would adversely affect our profitability. For example, we took an impairment charge with respect to content acquired for our China-focused website after we shifted our strategy for that market.

While we are digitizing borrowed content, we may be in possession of valuable and irreplaceable original historical documents. While we maintain insurance with respect to such documents, any loss or damage to such documents, while in our possession, could cause us significant expense and could have a material adverse effect on our reputation and the potential willingness of content owners to sell, license or lend their content to us.

We face competition from a number of different sources, and our failure to compete effectively with current and future competitors could adversely affect our ability to retain and expand our subscriber base, and therefore adversely impact our revenues, results of operations and financial condition.

We face competition in our business from a variety of online and offline organizations, some of which provide genealogical records free of charge. We expect competition to increase in the future. We generally compete on the basis of content, price, technology, ease of use, brand recognition, breadth of products, service and support, and the number of network members with whom other members can collaborate.

Ancestry.com and our similar international websites face competition from:

•	FamilySearch, and its website FamilySearch.org, a genealogy organization that is part of The Church of Jesus Christ of Latter-day Saints. The Church of Jesus Christ of Latter-day Saints has, for over 100 years, actively gathered, preserved and shared genealogical records worldwide. FamilySearch has an extensive collection of paper and microfilm records (more than 2.3 million rolls of microfilm and 180,000 sets of microfiche), which it maintains in a central storage facility in Utah. FamilySearch has digitized a large quantity of these records and has published them online at FamilySearch.org, where it makes them available to the public for free and through over 4,500 family history centers located throughout the world. FamilySearch is a well funded organization and has stated its intention to undertake a massive digitization project to bring most of its collection online over the next few years.

•	Commercial entities, including online genealogical research services, library content distributors, search engines and portals, retailers of books and software related to genealogical research and family tree creation and family history oriented social networking websites.

•	Other non-profit entities and organizations, genealogical societies, governments and agencies that may make vital statistics or other records available to the public for free.

As we continue to diversify our breadth of products and services and expand internationally, we expect our competition to expand to include other Internet-based and offline businesses, governments and other entities. Our current and future competitors may have greater resources, more well-established brand recognition or more sophisticated technologies, such as search algorithms, than we do or may more easily obtain relevant records in international markets. Additionally, our current and future competitors may offer new categories of content, products or services before us, or at lower prices, which may give them a competitive advantage in attracting subscribers. Our current and future competitors may make historical records available online at no cost or on an advertising-supported basis rather than a subscription basis. Our future competitors and their products and services may be superior to any of our current competition. There has recently been some consolidation in our industry, and such consolidation could also increase competition in the future, including competition with respect to acquisition of content, exclusivity of content or pricing. To compete effectively, we may need to expend significant resources on content acquisition, technology or marketing and advertising. We currently plan to distinguish ourselves from our competitors on the basis of access to content, technological leadership and the depth of our subscriber community. These efforts may be expensive and could reduce our margins, which could have a material adverse effect on our business, financial condition and results of operations.

Competitive pricing pressures could cause us to fail to retain existing or attract new subscribers and harm our revenues and results of operations.

Demand for our products and services is sensitive to price. Many external factors, including our marketing, content acquisition and technology costs and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies, particularly in markets outside the United States. Some of our competitors provide genealogical records free of charge. If we fail to meet our subscribers’ pricing expectations, we could fail to retain existing or attract new subscribers, either of which would harm our business and results of operations. Changes in our pricing strategies could have a significant impact on our revenues and net income.

Our growth could strain our personnel, technology and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our growth in operations has placed a significant strain on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our product and service offerings and our expansion into new geographic areas, will continue to place similar strains on our personnel, technology and infrastructure. A sudden increase in our number of registered users could strain our capacity and result in website performance issues. Our success will depend in part upon the management ability of our officers with respect to growth opportunities. To manage the expected growth of our operations, we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. Additional capital investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.

Any significant disruption in service on our websites or in our computer systems, which are currently hosted primarily by a single third-party, could damage our reputation and result in a loss of subscribers, which would harm our business and operating results.

Registered users access our service through our websites, where our family history research databases are located, and our internal billing software and operations are integrated with our product and service offerings. Our brand, reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our websites, network infrastructure, content delivery processes and payment systems. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our websites’ performance and access to content, or made our websites inaccessible, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our websites and prevent our registered users from accessing our data and using our products and services. Problems with the reliability or security of our systems may require disclosure to our lenders and could harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.

Substantially all of our communications, network and computer hardware used to operate our websites are co-located in a facility in Utah. We do not own or control the operation of this facility. We are establishing a redundant system in Denver, Colorado, and we expect to complete this project within the next 12 months. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not yet redundant, so a total failure of our system could cause our websites to be inaccessible by our registered users. Problems faced by our third-party web hosting provider, with the telecommunications network providers with whom it contracts or with the systems by which it allocates capacity among its customers, including us, could adversely affect the experience of our subscribers. Our third-party web hosting provider could decide to close its facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy reorganization, faced by our third-party web hosting provider or any of the service providers with whom it contracts may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our third-party web hosting provider is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

Our operating results depend on numerous factors and may fluctuate from quarter to quarter, which could make them difficult to predict.

Our quarterly operating results are tied to certain financial and operational metrics that have fluctuated in the past and may fluctuate significantly in the future. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. Our operating results depend on numerous factors, many of which are outside of our control. In addition to the other risks described in this “Risk Factors” section, the following risks could cause our operating results to fluctuate:

•	our ability to retain existing subscribers and attract new subscribers;

•	the mix of annual and monthly subscribers at any given time;

•	timing and amount of costs of new and existing marketing and advertising efforts;

•	timing and amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure, including content acquisition and international expansion costs;

•	the cost and timing of the development and introduction of new product and service offerings by us or our competitors;

•	downward pressure on the pricing of our subscriptions;

•	system failures, security breaches or Internet downtime; and

•	seasonal fluctuations in the usage of our websites.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance and our revenue and operating results in future quarters may differ materially from the expectations of management or investors.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth and strategic acquisitions, alliances and collaborations. If we fail to grow as a result of limitations on available cash, it could harm our financial condition and stock price.

We have a significant amount of indebtedness, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes;

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and

•	make it more difficult to pursue strategic acquisitions, alliances and collaborations.

Our existing credit facility contains a number of financial and operating covenants which could limit our flexibility in operating our business. For example, our credit facility limits our capital expenditures, which limits the amount we can spend on content acquisition, and it limits the amount we can pay when acquiring companies. These restrictions and covenants, among other things, limit our ability to: incur additional indebtedness; make investments; pay dividends or make distributions to our stockholders; grant liens on our assets; sell assets; enter into a new or different line of business; enter into transactions with our affiliates; acquire, merge or consolidate with other entities or transfer all or substantially all of our assets; and enter into sale and leaseback transactions. Our failure to comply with any covenant could result in a default under the credit facility. Our ability to service our indebtedness and comply with the covenants will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. We believe that, based upon current levels of operations, we will be able to comply with the covenants in our credit facility and meet our debt service obligations when due. Significant assumptions underlie this belief including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that refinancings or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our obligations under the existing credit facility are secured by collateral, which includes substantially all of our assets, including our intellectual property. If we are not able to satisfy our obligations under the credit facility, the creditors could exercise their rights under the credit facility, which include taking control of the collateral, including our intellectual property, which would have a material adverse effect on our business.

If the net proceeds we receive in the offering are less than $100 million, we will be required to use 25% of the net proceeds we receive to repay a portion of the amount outstanding under our credit facility. After application of the net proceeds, our aggregate indebtedness as of          , 2009 will be $   million.

We may need additional capital, and we cannot be certain that additional financing will be available. If we fail to obtain additional financing if needed, it could harm our growth and our ability to respond to business challenges.

We have funded our operations and capital expenditures primarily from cash flow from operations during the last five years. In connection with the Spectrum investment, we incurred a significant amount of indebtedness. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for at least the next 12 months, we may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. Additional financing may not be available to us on favorable terms, or at all, when required. The ongoing financial stress affecting the banking system and financial markets and the going concern threats to financial institutions could make it more difficult for us to obtain additional financing if we should require it. CIT Lending Services Corporation, one of the lenders in the lending syndicate for the revolving portion of our credit facility, has recently suffered financial difficulties, according to media reports. If it or any other of the financial institutions that are in the syndicate for the revolving portion of our credit facility were to suffer financial difficulties or enter bankruptcy, it could affect our ability to draw down on that facility. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to service our outstanding indebtedness, to continue to support our business growth and to respond to business challenges could be significantly limited.

If our marketing and advertising efforts fail to generate additional revenues on a cost-effective basis, or if we are unable to manage our marketing and advertising expenses, it could harm our results of operations and growth.

Our future growth and profitability, as well as the maintenance and enhancement of our brands, will depend in large part on the effectiveness and efficiency of our marketing and advertising expenditures. We use a diverse mix of online and offline performance-based and fixed-cost marketing and advertising programs to promote our products and services and we periodically adjust our mix of marketing and advertising programs. Significant increases in the pricing of one or more of our marketing and advertising channels would increase our marketing and advertising expense or cause us to choose less expensive but less effective marketing and advertising channels. As we implement new marketing and advertising strategies and phase out older strategies, we may need to expand into marketing and advertising channels with significantly higher costs than our current channels, which could adversely affect our profitability. Further, we may over time become disproportionately reliant on one channel or partner, which would limit our marketing and advertising flexibility and could increase our operating expenses. We may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not result in increased revenue or generate sufficient levels of brand awareness. For example, we have purchased product integration in the television show “Who Do You Think You Are?” in the United States, but we may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace existing marketing and advertising channels with similarly effective channels, our marketing and advertising expenses could increase substantially, our subscriber levels could be affected adversely, and our business, financial condition and results of operations may suffer.

We anticipate that as we market our products and services to a broader market, including people who may not be Internet-savvy or may be new to family history research, we may be required to develop new, more costly online and offline advertising channels, such as television advertising. Such expanded efforts may yield fewer new subscriptions per marketing and other greater advertising expenditures than our strategies to date. We may decide to expand our international marketing and advertising efforts, which will lead to a significant increase in our marketing and advertising expenses. Any of these additional expenses may not result in sufficient customer growth to offset cost, which would have an adverse effect on our business, financial condition and results of operations.

If we are unable to improve market recognition of and loyalty to our brands, or if our reputation were to be harmed, we could lose subscribers or fail to increase the number of subscribers, which could harm our revenues, results of operations and financial condition.

We believe that maintaining and enhancing our Ancestry.com and other brands is critical to our success. We believe that the importance of brand recognition and loyalty will only increase in light of increasing competition in our markets. We plan to continue to promote our brands, both domestically and internationally, but there is no guarantee that our selected strategies will increase the favorable recognition of our brands. Some of our existing and potential competitors, including search engines, media companies and government and religious institutions have well-established brands with greater brand recognition than we have. Additionally, from time to time, our subscribers express dissatisfaction with our service, including, among other things, dissatisfaction with our auto-renewal and other billing policies, our handling of personal data and the way our services operate. To the extent that dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain subscribers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our products and services or higher revenues. Many of our subscribers are passionate about family history research, and many of these subscribers participate in blogs on this topic both on our websites and elsewhere. If actions we take or changes we make to our products upset these subscribers, their blogging could negatively affect our brand and reputation. We have a limited operating history, and you should not rely upon our historic growth rates as an indicator of future growth.

Online family history research is a relatively new industry and our operational history in the online family history research industry is also relatively limited. Consequently, it is difficult to predict the ultimate size of the industry and the acceptance by the market of our products and services. Our business strategy and projections rely on a number of assumptions, some or all of which may be incorrect. For example, we believe that consumers will be willing to pay for subscriptions to our online family history resources, notwithstanding the fact that some of our current and future competitors provide such resources free of charge. We cannot accurately predict whether our products and services will achieve significant acceptance by potential users in significantly larger numbers than at present. You should therefore not rely on our historic growth rates as an indication of future growth.

Our business could be adversely affected if our subscribers are not satisfied with our products and services. If we lose subscribers or fail to increase the number of subscribers due to dissatisfaction with our products and services, it could harm our revenues, results of operations and financial condition.

Our business depends on our ability to satisfy our subscribers. Our subscribers’ satisfaction may be negatively impacted by factors that are actual or perceived by them, such as limitations in our technologies, changes in our products and services, interruptions or slowness in online capacity of our websites, privacy and data security concerns, speed of search of our online content and relevance of search results, as well as perceived ease of search, and our automatic subscription renewal by credit card policy, including any perceptions of credit card fraud. If we do not handle subscriber complaints effectively, our brand and reputation may suffer, we may lose our subscribers’ confidence, and they may choose not to renew their subscriptions. Complaints or negative publicity about our products, services or billing practices could adversely impact our business, financial condition and results of operations.

Our promotional offerings and our introduction of new products may have unintended effects on the demand for our products and services, which could negatively affect our total number of subscribers and adversely affect our revenues over time.

Many of our promotional offerings involve temporary free access to our data. By granting temporary free access to many of our records, and permanent free access to a smaller set of our records, we may provide sufficient access to some registered users who are not subscribers to satisfy their family history needs, and may therefore fail to generate additional revenues as intended. Additionally, alternative subscriptions with terms of less than one year, such as monthly subscriptions and pay-per-view offerings, may result in fewer annual subscriptions from both new and existing subscribers and lower revenues per subscriber over time. If any of these products or offerings has the effect of reducing our long-term subscriber base or total number of subscriptions, our revenues may decrease over time and our business may suffer.

We face many risks associated with our plans to continue to expand our international offerings and marketing and advertising efforts, which could harm our business, financial condition and results of operations.

In addition to our United States and United Kingdom websites, since 2006, we have launched websites directed at Australia, Canada, Germany, France, Italy, Sweden and China and plan to launch our global, multi-language Mundia.com website later this year. For the six months ended June 30, 2009, approximately 34% of subscribers to our Ancestry.com websites, and approximately 24% of our revenues from subscribers, were from locations outside the United States. We anticipate that our continuing international expansion will entail the marketing and advertising of our products, services and brands, and the development of localized websites. We may not succeed in these efforts and achieve our subscriber acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and we may use business models that are different from our traditional subscription model that provides company-acquired content to subscribers. Our revenues from new foreign markets may not exceed the costs of establishing, marketing and maintaining our international offerings, and therefore may not be profitable on a sustained basis. We will be subject to risks of doing business internationally, including the following:

•	difficulties in developing and marketing our offerings and brands as a result of distance, language and cultural differences;

•	foreign currency exchange rate fluctuations;

•	more stringent consumer and data protection laws;

•	local socio-economic and political conditions;

•	technical difficulties and costs associated with the localization of our service offerings;

•	strong local competitors;

•	lack of experience in certain geographical markets;

•	different and conflicting legal and regulatory regimes;

•	changes in governmental regulations;

•	different and conflicting intellectual property laws;

•	difficulties in staffing and managing international operations; and

•	risk of business or user fraud.

One or more of these factors could harm our business, financial condition and results of operations.

If we are unable to continually enhance our products and services and adapt them to technological changes and subscriber needs, we may not remain competitive and our business may fail to grow or decline.

Our business is rapidly changing. To remain competitive, we must continue to provide relevant content and enhance and improve the functionality and features of our products and services. If competitors introduce new solutions embodying new technologies, our existing products and services may become obsolete. Our future success will depend, among other things, on our ability to:

•	anticipate demand for new products and services;

•	enhance our existing solutions; and

•	respond to technological advances on a cost-effective and timely basis.

Developing the technologies in our products entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our products and services to the demands of our subscribers. If we face material delays in introducing new or enhanced solutions, our subscribers may forego the use of our solutions in favor of those of our competitors.

Undetected product or service errors or defects could result in the loss of revenues, delayed market acceptance of our products or services or claims against us.

We offer a variety of Internet-based products and a software product, Family Tree Maker, all of which are complex and frequently upgraded. Our Internet-based products and software product may contain undetected errors, defects, failures or viruses, especially when first introduced or when new versions or enhancements are released. Despite product testing, our products, or third party products that we incorporate into ours, may contain undetected errors, defects or viruses that could, among other things:

•	require us to make extensive changes to our subscription products and services or software product, which would increase our expenses;

•	expose us to claims for damages;

•	require us to incur additional technical support costs;

•	cause a negative registered user reaction that could reduce future sales;

•	generate negative publicity regarding us and our subscription products and software product; or

•	result in subscribers delaying their subscription or software purchase or electing not to renew their subscriptions.

Any of these occurrences could have a material adverse effect upon our business, financial condition and results of operations.

Privacy concerns could require us to incur significant expense and modify our operations in a manner that could result in restrictions and prohibitions on our use of certain information, and therefore harm our business.

As part of our business, we make biographical and historical data available through our websites, we use registered users’ personal data for internal purposes and we host websites and message boards, among other things, that contain content supplied by third parties. In addition, in connection with our Ancestry.com | DNA product, we obtain biological DNA samples used for genetic testing. For privacy or security reasons, privacy groups, governmental agencies and individuals may seek to restrict or prevent our use or publication of certain biological or historical information pertaining to individuals, particularly living persons. We will also face additional privacy issues as we expand into other international markets, as many nations have privacy protections more stringent than those in the United States. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-

regulation, could require us to modify our operations and incur significant expense, which could have an adverse effect on our business, financial condition and results of operations.

Our possession and use of personal information presents risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store confidential registered user, employee and other sensitive data, such as names, addresses, credit card numbers and other personal information. In particular, a substantial majority of our subscribers use credit and debit cards to purchase our products and services. If we or our processing vendors were to have problems with our billing software, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

In addition, our online systems store the content that our registered users upload onto our websites, such as family records and photos. This content is often personally meaningful, and our registered users may rely on our online system to store digital copies of such content. If we were to lose such content, if our users’ private content were to be publicly available or if third parties were able to access and manipulate such content, we may face liability and harm to our brand and reputation.

We and our vendors use commercially available encryption technology to transmit personal information when taking orders. We use security and business controls to limit access and use of personal information, including registered users’ uploaded content. However, third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of registered user or employee privacy.

If third parties improperly obtain and use the personal information of our registered users or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced demand for our products and services, an unwillingness of subscribers to provide us with their credit card or payment information, an unwillingness of registered users to upload family records or photos onto our websites, harm to our reputation and brand and loss of our ability to accept and process subscriber credit card orders. Similarly, if a well-publicized breach of data security at any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commercial transactions. Any of these events could have material adverse effects on our business, financial condition and results of operations.

Any claims related to activities of registered users and the content they upload could result in expenses that could harm our results of operations and financial condition.

Our registered users often upload their own content onto our websites. The terms of use of such content are set forth in the terms and conditions of our websites and a submission agreement that registered users agree to when they upload their content. Disputes or negative publicity about the use of such content could make members more reluctant to upload personal content or harm our reputation. We do not review or monitor content uploaded by our registered users, and could face claims arising from or liability for making any such content available on our websites. In addition, our collaboration tools and other features of our site allow registered users to contact each other. While registered users can choose to remain anonymous in such communications, registered users may choose to engage with one another without anonymity. If any such contact were to lead to fraud or other harm, we may face claims against us and negative publicity. Litigation to defend these claims or efforts to counter any negative publicity could be costly and any other liabilities we incur in connection with any such claims may harm our business, financial condition and results of operations.

Increases in credit card processing fees would increase our operating expenses and adversely affect our results of operations, and the termination of our relationship with any major credit card company would have a severe, negative impact on our ability to collect revenues from subscribers.

The substantial majority of our subscribers pay for our products and services using credit cards. From time to time, the major credit card companies or the issuing banks may increase the fees that they charge for each transaction using their cards. An increase in those fees would require us to either increase the prices we charge for our products, or suffer a negative impact on our profitability, either of which could adversely affect our business, financial condition and results of operations.

In addition, our credit card fees may be increased by credit card companies if our chargeback rate, or the rate of payment refunds, exceeds certain minimum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for all credit card transactions, may be further increased, and, if the problem significantly worsens, credit card companies may increase our fees or terminate their relationship with us. Any increases in our credit card fees could adversely affect our results of operations, particularly if we elect not to raise our subscription rates to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If government regulation of the Internet or other areas of our business changes or if consumer attitudes toward use of the Internet change, we may need to change the manner in which we conduct our business in a manner that is less profitable or incur greater operating expenses, which could harm our results of operations.

The adoption, modification or interpretation of laws or regulations relating to the Internet or other areas of our business could adversely affect the manner in which we conduct our business or the overall popularity or growth in use of the Internet. Such laws and regulations may cover automatic subscription renewal, credit card processing procedures, sales and other procedures, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, broadband residential Internet access and the characteristics and quality of services. In foreign countries, such as countries in Europe, such laws may be more restrictive than in the United States. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses, make it more difficult to renew subscriptions automatically, make it more difficult to attract new subscribers or otherwise alter our business model. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

Our revenues may be adversely affected if we are required to charge sales taxes in additional jurisdictions and/or other taxes for our products and services.

We collect or have imposed upon us sales or other taxes related to the products and services we sell in certain states and other jurisdictions. Additional states or one or more countries or other jurisdictions may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by any country, state or other jurisdiction in which we do business that we should be collecting sales or other taxes on the sale of our products and services could, among other things, create significant administrative burdens for us, result in substantial tax liabilities for past sales, discourage registered users from purchasing from us or otherwise substantially harm our business and results of operations.

We face risk associated with currency exchange rate fluctuations, which could adversely affect our operating results.

For the six months ended June 30, 2009, approximately 20% of our total revenues were received, and approximately 10% of our total expenses were paid, in currencies other than the United States dollar, such as the British pound sterling, the Canadian dollar and the Australian dollar. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the United States dollar, which could affect our results of operations. We attempt to limit our exposure by paying our operating expenses incurred in foreign jurisdictions with revenues received in the applicable currency, but if we do not have enough local currency to pay all our expenses in that currency, we are exposed to currency exchange rate risk with respect to those expenses. We are also exposed to exchange rate risk with respect to our profits earned in foreign currency. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

If we acquire any businesses or technologies in the future, they could prove difficult to integrate, disrupt our ongoing business, dilute stockholder value or have an adverse effect on our results of operations.

As part of our business strategy, we may engage in acquisitions of businesses or technologies to augment our organic or internal growth. While we have engaged in some acquisitions in the past, we do not have extensive experience with integrating and managing acquired businesses or assets. Acquisitions involve challenges and risks in negotiation, execution, valuation and integration. Moreover, we may not be able to find suitable acquisition opportunities on terms that are acceptable to us. Even if successfully negotiated, closed and integrated, certain acquisitions may not advance our business strategy, may fall short of expected return-on-investment targets or may fail. Any future acquisition could involve numerous risks including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	use of cash to fund the acquisition or for unanticipated expenses;

•	limited market experience in new businesses;

•	exposure to unknown liabilities, including litigation against the companies we may acquire;

•	additional costs due to differences in culture, geographic locations and duplication of key talent;

•	acquisition-related accounting charges affecting our balance sheet and operations;

•	dilution to our current stockholders from the issuance of equity securities; and

•	potential loss of key employees or customers of the acquired company.

In the event we enter into any acquisition agreements, closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. We may not be successful in addressing these risks or any other problems encountered in connection with any attempted acquisitions, and we could assume the economic risks of such failed or unsuccessful acquisitions.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer spending.

Our business may be affected by changes in the economy generally, including any resulting effect on consumer spending specifically. Our products and services are discretionary purchases, and consumers may reduce their discretionary spending on our products and services during an economic downturn such as the present economic downturn. Although we have not yet experienced a material increase in subscription cancellations or a material reduction in subscription renewals, we may yet experience such an increase or reduction in the future, especially in the event of a prolonged recessionary period. Conversely, consumers may spend more time using the Internet during an economic downturn and may have less time for our products and services in a period of economic growth. In addition, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition and results operations may be significantly affected by changes in the economy generally.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

We depend on the continued service and performance of our key personnel, including Timothy Sullivan, our President and Chief Executive Officer. We do not maintain key man insurance on any of our officers or key employees. We also do not have long-term employment agreements with any of our officers or key employees. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

Several of our key personnel have only recently been employed by us, and we are still in the process of assimilating and integrating these personnel into our operations. Our failure to successfully integrate these key employees into our business could adversely affect our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We will be subject to additional regulatory compliance matters, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company and our management has limited experience managing a public company. Failure to comply with these regulatory matters could harm our business.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. For example, we have recently employed an outside consultant and expect to hire an additional employee to assist us in preparing our provision for income taxes in a timely manner as a public company. Furthermore, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors to attest to, the effectiveness of our internal control structure and procedures for financial reporting in our annual report on Form 10-K for the fiscal year ending December 31, 2010. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the Nasdaq Stock Market, the Securities and Exchange Commission, or SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. Furthermore, we are in the process of seeking additional independent directors for our board of directors. If we are unable to identify and add enough independent directors to our board to meet the listing standards of the Nasdaq Stock Market by the deadlines set by the exchange, it could affect our continued listing on the exchange.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by United States issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Any expenses or liability resulting from litigation could adversely affect our results of operations and financial condition.

From time to time, we may be subject to claims or litigation. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, require us to accept returns of software products, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages. For example, we have recently received a letter from Shutterfly, Inc., alleging infringement by our MyCanvas.com website. Based on our investigation to date, we believe that the identified claims either are not valid or are not currently infringed by us and we do not believe that the resolution of these claims will have a material impact on our financial condition. While MyCanvas.com revenues have represented a small percentage of our total revenue, intellectual property litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending any litigation or the resolution of this dispute would not have a material adverse impact on our results of operations or cash flows. In addition, on September 16, 2009, we settled a claim with a content provider with respect to the timeliness and accuracy of a content index we created. The settlement will result in an expense of approximately $2.2 million in the third quarter of 2009. See “Business — Legal Proceedings.”

Risks Related to Intellectual Property

If our intellectual property and technologies are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in part on our ability to protect our proprietary technologies and intellectual property. We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary technologies and intellectual property. In the United States, we currently have three patents issued, and we have a number of patents pending relating to digitization, indexing, storage, correlation, search and display of content. Ancestry.com, myfamily.com and Family Tree Maker are among our registered trademarks. In addition, in the United States, we have filed various trademark applications for certain aspects of our technologies, and we have also filed trademark applications in certain foreign countries for the Ancestry and other website names. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Because of this concern, we have elected not to file applications with respect to certain of our trademarks, and some of our trademarks for which we have filed applications may not be protectable. We also possess intellectual property rights in aspects of our digital content, search technology, software products and digitization and indexing processes. However, our digital content is not protected by any registered copyrights or other registered intellectual property or statutory rights. Rather, our digital content is protected by user agreements that limit access to and use of our data, and by our proprietary indexing and search technology that we apply to make our digital content searchable. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

There can be no assurance that the steps we take will be adequate to protect our technologies and intellectual property, that our patent and trademark applications will lead to issued patents and registered trademarks, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, the intellectual property laws of other countries at which our websites are or may be in the future be directed may not protect our products and intellectual property rights to the same extent as the laws of the United States. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the United States and in other countries. In addition, third parties may knowingly or unknowingly infringe our patents, trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. Any such litigation could be very costly and could divert management attention and resources. If the protection of our technologies and intellectual property is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our subscription products and methods of operations. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

We also expect that the more successful we are, the more likely it will become that competitors will try to develop products that are similar to ours, which may infringe on our proprietary rights. It may also be more likely that competitors will claim that our products infringe on their proprietary rights. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our products and harm our business.

A substantial amount of our tools and technologies are protected by trade secret laws. In order to protect our proprietary technologies and processes, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees, independent contractors and other advisors. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We could potentially lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our websites and marketing and advertising activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technologies, business processes and the content on our websites. We use intellectual property licensed from third parties in merchandising our products and marketing and advertising our services. From time to time, third parties may allege that we have violated their intellectual property rights. If there is a claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, and we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected. Many companies are devoting significant resources to obtaining patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents relevant to our technologies and business. If we are forced to defend ourselves against intellectual property infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current websites or inability to market or provide our products or services. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. In addition, many of our co-branding, distribution and other partnering agreements require us to indemnify our partners for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

In addition, as a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of data and materials that we publish or distribute. These claims could potentially arise with respect to both company-acquired content and user-generated content. Litigation to defend these claims could be costly and any other liabilities we incur in connection with the claims may harm our business, financial condition and results of operations.

If we are unable to protect our domain names, our reputation and brand could be affected adversely, which would adversely affect our subscriber base, and therefore adversely affect our revenues.

We have registered domain names for website destinations that we use in our business, such as Ancestry.com, Genealogy.com and myfamily.com. However, if we are unable to maintain our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. In addition, our competitors could capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in many countries the top-level domain names “ancestry” or “genealogy” are owned by other parties. Though we own the “ancestry.co.uk” domain name in the United Kingdom, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the “ancestry” and “genealogy” domain names. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies from jurisdiction to jurisdiction and is unclear in some jurisdictions. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if any such litigation is initiated.

Risks Related to this Offering and our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	a greater than expected loss of existing subscribers;

•	a negative change in one or more of our key metrics;

•	actual or anticipated changes in our growth rate;

•	issuance of new or updated research or reports by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have           shares of common stock outstanding. All shares sold in this offering including any shares disposed of upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the “Securities Act”). The remaining           shares of common stock outstanding after this offering will be available for sale as follows:

Date of Availability for Sale	Number of Shares

180 days after the date of this prospectus (subject to extension upon the occurrence of specified events) due to the release of the lock-up agreement these stockholders have with the underwriters
At some point after 180 days after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 (subject, in the case of affiliates, to volume limitations) or Rule 701

In addition, the approximately           million shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. At any time and without public notice, any or all of the shares subject to the lock-up may be released prior to expiration of the 180-day lock-up period at the discretion of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of approximately           shares of common stock will be entitled to rights to cause us to register the sale of those shares under the

Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our principal stockholder and its affiliates will likely control our company after this offering and their interests may not always coincide with the interests of the other holders of our common stock.

As of June 30, 2009, Spectrum Equity Investors V, L.P. and certain of its affiliated entities beneficially owned in the aggregate shares representing approximately 67% of our outstanding voting power. Two persons associated with Spectrum Equity Investors V, L.P. currently serve on our board of directors. After this offering, Spectrum Equity Investors V, L.P. and certain of its affiliated entities will beneficially own in the aggregate shares representing approximately     % of our outstanding voting power, or approximately     %, if the underwriters exercise their over-allotment option in full. As a result, Spectrum Equity Investors V, L.P. and certain of its affiliates could control all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of Spectrum Equity Investors V, L.P. and certain of its affiliated entities may not always coincide with the interests of the other holders of our common stock.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $      per share in net tangible book value, based on an assumed initial offering price of $      per share of common stock. The exercise of outstanding options, 10,985,554 of which are outstanding and exercisable as of June 30, 2009, may result in further dilution.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

If the net proceeds we receive in the offering are less than $100 million, we will be required to use 25% of the net proceeds we receive to repay a portion of the amount outstanding under our credit facility. We intend to use the remainder for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. Our management will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

Delaware law and our corporate charter and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, that we intend to adopt before the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. For example, our board of directors will have the authority to issue up to           shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Our amended and restated certificate of incorporation will require that any action to be taken by stockholders must be taken at a duly called meeting of stockholders, which may only be called by our board of directors, the chairperson of our board of directors or the chief executive officer with the concurrence of a majority of our board of directors, and may not be taken by written consent. Our amended and restated bylaws will require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations. In addition, we will have a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our board of directors. For additional information, please see “Description of Capital Stock.”

Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the provisions of our credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our future financial performance, including our revenues, cost of revenues, operating expenses and ability to sustain profitability;

•	our rate of revenue growth;

•	our ability to attract and retain subscribers;

•	our ability to generate additional revenues on a cost-effective basis;

•	our ability to acquire content and make it available online;

•	the success of our promotional programs and new products;

•	disruptions in our services;

•	our international expansion plans;

•	success with respect to any future acquisitions;

•	our ability to retain and hire necessary employees;

•	our ability to adequately protect our intellectual property;

•	the impact of claims or litigation;

•	our liquidity and working capital requirements; and

•	the effect of laws applying to our business.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which statements apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering will be approximately $      million based on the assumed initial public offering price of $      per share, which is the midpoint of the range included on the cover page of this prospectus after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised, our estimated net proceeds will be approximately $      million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds we receive from this offering by approximately $      million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

If the net proceeds we receive in the offering are less than $100 million, we will be required to use 25% of the net proceeds we receive to repay a portion of the amount outstanding under our credit and guarantee agreement with CIT Lending Services Corporation, as Administrative Agent, and certain other financial institutions. This credit facility has a maturity date of December 5, 2012 and had an outstanding balance of approximately $117.1 million and an interest rate of approximately 4.1% as of June 30, 2009.

We expect to use the remainder of the net proceeds for working capital and general corporate purposes. We may also use a portion of the proceeds to expand our current business through acquisitions or investments in other strategic businesses, products or technologies. We have no commitments with respect to any acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the United States government, pending their use as described above.

The primary purposes of this offering are to raise additional capital, create a public market for our common stock, allow us easier and quicker access to the public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future registered users, vendors and strategic partners, and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Our credit facility prohibits us from paying cash dividends. We currently expect to retain future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our current portion of long-term debt and capitalization at June 30, 2009 on:

•	an actual basis; and

•	an as adjusted basis to give effect to (i) the 1-for- reverse split of our common stock to be effective immediately prior to this offering and the filing of a Second Amended and Restated Certificate of Incorporation, (ii) the sale by us of shares of common stock in this offering and our receipt of the estimated net proceeds from that sale after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) our use of a portion of the net proceeds to repay $ outstanding under our credit agreement.

You should read this table in conjunction with the financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

	June 30, 2009
	Actual	As adjusted
	(in thousands)

Cash and cash equivalents	$52,613	$

Current portion of long-term debt	$11,226	$

Long-term debt	$105,848	$
Common stock, $0.001 par value; 100,000,000 and shares authorized, 76,652,684 and issued and outstanding, actual and as adjusted	77
Preferred stock, $0.001 par value; 1,000,000 and shares authorized, zero and zero issued and outstanding, actual and as adjusted	—
Additional paid-in capital	221,957
Accumulated other comprehensive income	—
Retained earnings	9,264

Total stockholders’ equity	231,298

Total capitalization	$337,146	$

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, and may decrease long-term debt by approximately $      million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of June 30, 2009 was a deficit of approximately $(151.2) million, or $(1.97) per share of common stock. The net tangible book value per share represents the amount of our tangible net worth, or total tangible assets less total liabilities, divided by 76,652,684 shares of our common stock outstanding as of that date.

After giving effect to the issuance and sale of           shares of our common stock sold by us in this offering and our receipt of the estimated net proceeds from such sale, based on an assumed public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and commission and the estimated expenses of the offering, our as adjusted net tangible book value per share as of June 30, 2009 would have been approximately $      per share. This amount represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. Net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates the per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of June 30, 2009		$(1.97)
Increase in net tangible book value per share attributable to new investors	$

Adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net tangible book value by $     , the net tangible book value per share after this offering by $     and the dilution per share to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes as of June 30, 2009, after giving effect to the offering:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us before deducting estimated underwriting discounts and commissions of $ and estimated offering expenses of approximately $ ; and

•	the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $ per share.

Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders		%	$	%	$
New investors
Total		100%		100%

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering, options outstanding under our stock option plans or stock options to be granted after the offering. Following the offering, there will be           options outstanding with an average exercise price of $     .

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

The following supplemental unaudited consolidated pro forma statements of operations data have been developed by applying pro forma adjustments to our historical consolidated statements of operations. The Spectrum investment, which occurred on December 5, 2007, has been accounted for as a business combination. As a result of the Spectrum investment, we applied purchase accounting standards which required a new basis of accounting resulting in assets and liabilities being recorded at their respective fair values at the investment date. Although our operations did not change as a result of the Spectrum investment, the accompanying unaudited consolidated pro forma financial data is presented for the “predecessor” and “successor” relating to the periods preceding and succeeding the Spectrum investment, respectively. The unaudited consolidated pro forma statement of operations for the year ended December 31, 2007 gives effect to the Spectrum investment as if it had occurred on January 1, 2007. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited consolidated pro forma financial data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited consolidated pro forma financial data is presented for supplemental informational purposes only. The unaudited consolidated pro forma financial data does not purport to represent what our results of operations would have been had the Spectrum investment actually occurred on January 1, 2007, and they do not purport to project our results of operations or financial condition for any future period. The unaudited consolidated pro forma statements of operations should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited consolidated pro forma statements of operations.

	Predecessor	Successor			Pro Forma
	Period from Jan. 1,	Period from Dec. 6,			Year Ended
	2007 through Dec. 5,	2007 through Dec. 31,			December 31,
	2007	2007	Adjustments		2007

Revenues:
Subscription revenues	$141,141	$11,692	$—		$152,833
Product and other revenues	12,269	1,278	—		13,547

Total revenues	153,410	12,970	—		166,380
Costs of revenues:
Cost of subscription revenues	33,590	2,462	160	(1)	36,212
Cost of product and other revenues	2,552	500	—		3,052

Total cost of revenues	36,142	2,962	160		39,264

Gross profit	117,268	10,008	(160)		127,116
Operating expenses:
Technology and development	31,255	3,517	(1,018	)(1)(2)	33,754
Marketing and advertising	42,400	3,157	50	(1)	45,607
General and administrative	20,723	2,142	99	(1)	22,964
Amortization of acquired intangible assets	2,132	1,542	20,387	(3)	24,061
Transaction related costs	9,530	—	(9,530	)(4)	—

Total operating expenses	106,040	10,358	9,988		126,386

Income (loss) from operations	11,228	(350)	(10,148)		730
Other income (expense):
Interest expense	(756)	(1,146)	(10,939	)(5)	(12,841)
Interest income	2,051	289	(1,992	)(6)	348
Other income (expense), net	266	7	—		273

Income (loss) before income taxes	12,789	(1,200)	(23,079)		(11,490)
Income tax (expense) benefit	(5,018)	(103)	9,372	(7)	4,251

Net income (loss)	$7,771	$(1,303)	$(13,707)		$(7,239)

(1)	Represents an increase in rent expense due to the elimination of a deferred gain on the sale/leaseback of our corporate headquarter facility of $0.6 million recorded in 2007, of which $0.3 million is included in technology and development expenses.

(2)	Represents the elimination of in-process research and development charges of $1.3 million as a result of the Spectrum investment.

(3)	Represents the net increase in amortization expense due to fair value adjustments related to long-lived intangible assets with definite lives. Identifiable long-lived intangible assets are amortized either on a straight-line basis or on the rate of attrition of subscribers used to calculate the fair value of the intangible asset resulting from the Spectrum investment.

(4)	Represents the elimination of non-recurring transaction costs that were directly attributable to the Spectrum investment.

(5)	Reflects the net increase in interest expense resulting from interest expense on the long-term debt entered into in connection with the Spectrum investment offset by actual interest expense incurred on predecessor debt that was eliminated at the time of the Spectrum investment.

(6)	Reflects a reduction in interest income resulting from the decrease in our cash and short-term investment balances used in the Spectrum investment.

(7)	Reflects the income tax effect of the pro forma adjustments resulting in a pro forma effective tax rate based on our combined federal and state statutory rate of 37%.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables on the following pages set forth the consolidated financial and operating data as of and for the periods indicated. The consolidated statements of operations data presented below for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and which are not included in this prospectus. The consolidated statements of operations data presented below for the year ended December 31, 2006, the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the year ended December 31, 2008, and the balance sheet data as of December 31, 2007 and 2008 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP and which are included in this prospectus. The consolidated statements of operations data for the six month periods ended June 30, 2008 and 2009 and the balance sheet data at June 30, 2009 are derived from our unaudited interim consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full 2009 fiscal year. See “Risk Factors” and the notes to our consolidated financial statements. You should read the consolidated financial data presented on the following pages in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor				Successor
				Period from	Period from	Year
				Jan. 1, 2007	Dec. 6, 2007	Ended	Six Months Ended
	Year Ended Dec. 31,			through	through	Dec. 31,	June 30,
	2004	2005	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2008	2009
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$107,127	$126,031	$137,643	$141,141	$11,692	$181,391	$87,419	$99,903
Product and other revenues	15,513	14,228	12,909	12,269	1,278	16,200	7,665	7,903

Total revenues	122,640	140,259	150,552	153,410	12,970	197,591	95,084	107,806
Costs of revenues:
Cost of subscription revenues	22,190	25,205	27,344	33,590	2,462	38,187	18,821	19,722
Cost of product and other revenues	3,255	3,367	3,695	2,552	500	5,427	1,887	2,824

Total cost of revenues	25,445	28,572	31,039	36,142	2,962	43,614	20,708	22,546

Gross profit	97,195	111,687	119,513	117,268	10,008	153,977	74,376	85,260
Operating expenses:
Technology and development	17,123	20,600	28,280	31,255	3,517	33,206	15,645	17,548
Marketing and advertising	56,913	60,821	51,421	42,400	3,157	52,341	24,571	29,986
General and administrative	12,435	16,608	26,978	20,723	2,142	28,931	13,864	14,340
Amortization of acquired intangible assets	1,482	1,166	2,216	2,132	1,542	23,779	11,886	8,113
Transaction related expenses	—	—	—	9,530	—	—	—	—
Impairment of intangibles	1,000	310	—	—	—	—	—	—

Total operating expenses	88,953	99,505	108,895	106,040	10,358	138,257	65,966	69,987

Income (loss) from operations	8,242	12,182	10,618	11,228	(350)	15,720	8,410	15,273
Other income (expense):
Interest expense	(1,444)	(1,357)	(946)	(756)	(1,146)	(12,355)	(6,204)	(3,356)
Interest income	423	1,146	2,238	2,051	289	872	431	698
Other income (expense), net	640	1,259	834	266	7	(8)	1	10

Income (loss) before income taxes	7,861	13,230	12,744	12,789	(1,200)	4,229	2,638	12,625
Income tax expense	(2,928)	(5,086)	(4,595)	(5,018)	(103)	(1,845)	(1,399)	(4,442)

Net income (loss)	$4,933	$8,144	$8,149	$7,771	$(1,303)	$2,384	$1,239	$8,183

Net income per common share:(1)
Basic						$0.03	$0.02	$0.11

Diluted						$0.03	$0.02	$0.10

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

	Predecessor				Successor
				Period from	Period from	Year
				Jan. 1, 2007	Dec. 6, 2007	Ended	Six Months Ended
	Year Ended Dec. 31,			through	through	Dec. 31,	June 30,
	2004	2005	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2008	2009
	(in thousands)
Other Financial Data:
Adjusted EBITDA	$21,986	$23,513	$30,455	$39,344	$3,755	$62,645	$31,174	$34,947

Free cash flow	(13,451)	(3,586)	4,212	14,025	1,774	31,712	17,855	14,752

Stock-based compensation expense included in:
Cost of subscription revenues	$15	$(9)	$31	$73	$3	$80	$40	$61
Technology and development	1,802	(1,082)	224	260	23	1,132	504	835
Marketing and advertising	764	(176)	196	279	27	254	106	169
General and administrative	632	(77)	3,338	286	24	3,206	1,758	1,738

Total stock-based compensation expense	$3,213	$(1,344)	$3,789	$898	$77	$4,672	$2,408	$2,803

	Predecessor			Successor
	As of December 31,					As of June 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$37,156	$38,113	$43,219	$12,277	$40,121	$52,613
Total assets	123,598	140,126	140,640	476,212	477,975	474,241
Deferred revenues	53,470	56,714	52,307	56,730	61,178	69,824
Long-term debt (including current portion)	28,776	25,000	15,000	140,000	133,000	117,074
Total liabilities	100,239	102,229	95,129	263,830	258,187	242,943
Total stockholders’ equity	23,359	37,897	45,511	212,382	219,788	231,298

The following table presents a reconciliation of adjusted EBITDA and free cash flow to net income (loss), the most comparable GAAP measure, for each of the periods identified. For additional information, please see the discussion of adjusted EBITDA and free cash flow in “Prospectus Summary.”

	Predecessor				Successor
				Period from	Period from	Year
				Jan. 1, 2007	Dec. 6, 2007	Ended	Six Months
	Year Ended Dec. 31,			through	through	Dec. 31,	Ended June 30,
	2004	2005	2006	Dec. 5, 2007	Dec. 31, 2007	2008	2008	2009
	(in thousands)
Reconciliation of adjusted EBITDA and free cash flow to net income (loss):
Net income (loss)	$4,933	$8,144	$8,149	$7,771	$(1,303)	$2,384	$1,239	$8,183
Interest (income) expense, net	1,021	211	(1,292)	(1,295)	857	11,483	5,773	2,658
Income tax expense	2,928	5,086	4,595	5,018	103	1,845	1,399	4,442
Depreciation expense	5,147	7,598	9,559	10,594	754	10,732	5,420	5,330
Amortization expense	4,384	4,767	6,489	7,094	1,974	30,046	14,936	11,541
Stock-based compensation	3,213	(1,344)	3,789	898	77	4,672	2,408	2,803
Other (income) expense, net	(640)	(1,259)	(834)	(266)	(7)	8	(1)	(10)
Impairment of intangible assets and acquired in-process research and development	1,000	310	—	—	1,300	1,475	—	—
Transaction related expenses	—	—	—	9,530	—	—	—	—

Adjusted EBITDA	$21,986	$23,513	$30,455	$39,344	$3,755	$62,645	$31,174	$34,947

Capitalization of content database costs	$(7,579)	$(11,521)	$(11,285)	$(10,591)	$(1,129)	$(8,965)	$(3,650)	$(3,672)
Purchase of property and equipment	(21,900)	(11,873)	(10,127)	(10,572)	(852)	(11,621)	(5,285)	(6,151)
Cash paid for interest	(1,246)	(1,480)	(1,031)	(756)	—	(10,068)	(4,372)	(5,416)
Cash paid for income taxes	(4,712)	(2,225)	(3,800)	(3,400)	—	(279)	(12)	(4,956)

Free cash flow	$(13,451)	$(3,586)	$4,212	$14,025	$1,774	$31,712	$17,855	$14,752

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Company Overview

Ancestry.com is the world’s largest online resource for family history, with almost one million paying subscribers around the world as of June 30, 2009. Our mission is to help everyone discover, preserve and share their family history. Our subscribers use our proprietary online platform, extensive digital historical record collection, and easy-to-use technology to research their family histories, build their family trees, collaborate with other subscribers, upload their own records and publish and share their stories with their families. We offer our service on a subscription basis, typically annual or monthly. These subscribers are our primary source of revenue. We charge each subscriber the full price for their subscription at the commencement of their subscription period and at each renewal date. The predominantly annual commitments of our subscribers enhance management’s near-term visibility on our revenues and provide working capital benefits, which we believe enable us to more effectively manage the growth of our business.

We operated as The Generations Network, Inc., which we refer to as the predecessor, until December 5, 2007. On December 5, 2007, Generations Holding, Inc., which we refer to as the successor, acquired The Generations Network, Inc. in connection with an investment by Spectrum Equity Investors V, L.P. and certain of its affiliated entities. The successor was created for the sole purpose of acquiring The Generations Network, Inc. and had no prior operations. As a result of that transaction, which we refer to as the Spectrum investment, Spectrum and certain of its affiliated entities currently hold approximately 67% of the outstanding shares of our common stock. As a result of the accounting for the Spectrum investment, our fiscal year 2007 is divided into a predecessor period from January 1, 2007 through December 5, 2007 and a successor period from December 6, 2007 through December 31, 2007.

We have funded our operations primarily from cash flows from operations during the last five years. Our revenues increased from $122.6 million in 2004 to $197.6 million in 2008. Our revenues were $95.1 million in the first half of 2008, as compared to $107.8 million for the first half of 2009. The number of subscribers on the Ancestry.com websites has increased from approximately 460,000 in January 2004 to almost one million as of June 30, 2009. Our average monthly revenue per subscriber was $16.09 in 2008.

We believe our previous investments in technology and content have provided us a foundation for a scalable business model that will help us to increase our margins over the long term and effectively manage our costs as our business grows. However, we expect to continue to devote substantial resources and funds to improving our technologies and product offerings and acquiring new and relevant content, and also to expanding awareness of our brand and category through marketing, which may reduce our margins in the near term.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key operating metrics to evaluate our business, determine the allocation of resources, make decisions regarding corporate strategies and evaluate forward-looking projections. The following key operating metrics reflect data with respect to the Ancestry.com websites and exclude our other subscription-based websites, such as myfamily.com and Geneology.com.

•	Total subscribers. A subscriber is an individual who pays for renewable access to one of our Ancestry.com websites. Total subscribers is defined as the number of subscribers at the end of the relevant period.

•	Monthly churn. Monthly churn is a measure representing the number of subscribers that cancel in the quarter divided by the sum of beginning subscribers and subscriber additions during the quarter. To arrive at monthly churn, we divide the result by three. Management uses this measure to determine the health of our subscriber base.

•	Average monthly revenue per subscriber. Average monthly revenue per subscriber is total subscription revenues earned in the period from subscriptions to one of the Ancestry.com websites divided by the average number of subscribers in the period, divided by the number of months in the period. The average number of subscribers for the period is calculated by taking the average of the beginning and ending number of subscribers for the period.

•	Subscriber acquisition cost. Subscriber acquisition cost is external marketing and advertising expense, divided by total subscriber additions in the period. Management uses this metric to determine the efficiency of our marketing and advertising programs in acquiring new subscribers.

A significant number of our renewals occur in the first quarter of each year. Because we recognize subscription revenues ratably over the subscription period, this trend generally has not resulted in a material seasonal impact on our revenues, but may result in a seasonal effect on one or more of the key business metrics described above.

The following represents our performance highlights for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Total subscribers	734,386	832,193	913,683	861,235	990,959
Subscriber additions	569,851	479,663	556,045	272,790	348,955
Monthly churn(1)		3.5%	4.0%	4.2%	4.1%
Subscriber acquisition cost(2)	$49.29	$70.96	$71.99	$71.11	$67.30
Average monthly revenue per subscriber(2)	$14.52	$14.83	$16.09	$15.93	$16.50

(1)	Monthly churn is the average monthly churn for the quarters included in the periods shown. Monthly churn is not comparable for the year ended December 31, 2006 due to a change in the packaging of our products and services, and accordingly, has not been presented.

(2)	Based on pro forma expenses and revenues for 2007. See “Unaudited Consolidated Pro Forma Financial Data” on page 38 of this prospectus.

Components of Consolidated Statements of Operations

Revenues

Subscription revenues.  We derive subscription revenues primarily from providing access to our products and services via our various Ancestry.com websites. Subscription revenues are recognized ratably over the subscription period which consists primarily of monthly and annual subscriptions, net of estimated cancellations. We typically charge each subscriber’s credit card for the full price for their subscription at the commencement of their subscription period and at each renewal date (whether annual or monthly), unless they cancel their subscription before the renewal date. The amount of unrecognized revenues is recorded in deferred revenue. We generally record cancellations and returns as a reduction to deferred revenues. When people sign up for trial subscriptions, we automatically charge their credit card for a subscription at the end of the trial period unless they cancel before the end of the trial period. Registered users that accept the offer of a 14-day free trial are not billed for services until after the 14-day trial period. Revenue is recognized over the subscription period once billed. No revenue is recognized or allocated to the 14-day free trial period. Subscription revenues from our Ancestry.com websites accounted for 94% of the total subscription revenues for the year ended December 31, 2008. Subscription revenues also include annual subscriptions to our myfamily.com website and other subscription-based products and services.

A majority of our subscription revenues are derived from subscribers in the United States. We attribute subscription revenues by country based on the billing address of the subscriber, regardless of which of our websites the person subscribes. Revenues from subscribers in the United States, the United Kingdom and other countries collectively were 82%, 14% and 4% of our subscription revenues, respectively, in 2006 compared to 75%, 19% and 6%, respectively, in the period from January 1, 2007 through December 5, 2007, 74%, 20% and 6%, respectively, in the period from December 6, 2007 through December 31, 2007 and 74%, 18% and 8%, respectively, in 2008.

Revenues from subscribers in the United States, the United Kingdom and other countries collectively were 74%, 19% and 7% of our subscription revenues, respectively, in the first half of 2008 compared to 76%, 16% and 8%, respectively, in the first half of 2009.

Product and other revenues.  Product and other revenues consist of sales of desktop software (Family Tree Maker), DNA testing (Ancestry.com | DNA), books, periodicals, certificates, our self-publishing products (MyCanvas.com), advertising services and access to our family history content on a pay-per-view basis, which is available on our United Kingdom and certain other internationally directed websites. Revenues related to these products are recognized upon shipment, delivery of genetic results, shipment of magazine or delivery of online ad impressions or granting of pay-per-view access, as applicable.

Cost of Revenues

Cost of subscription revenues.  Cost of subscription revenues consist of amortization of our database content costs, depreciation expense on web servers and equipment, credit card processing fees, web hosting costs, royalty costs on certain content licensed from others, personnel-related costs for database content support and call center personnel. Since January 1, 2007, our call center has primarily functioned as a subscriber service organization. A majority of the costs associated with our call center since January 1, 2007 have been recorded in cost of subscription revenues. We expect database content amortization and web hosting costs to continue to increase in 2009 as we continue to add database content and develop a redundant hosting location.

Cost of product and other revenues.  Cost of product and other revenues consist of our direct costs to purchase the products, shipping costs, credit card processing fees, personnel-related costs of warehouse personnel, warehouse storage costs and royalties on products licensed from others.

Gross profit.  Gross profit is the result of total revenues minus our total cost of revenues.

Personnel-related costs for each category of cost of revenues and operating expenses include salaries, bonuses, stock-based compensation and employee benefit costs.

Operating Expenses

Technology and development.  Technology and development expenses consist of personnel-related costs incurred in product development, maintenance and testing of our websites, enhancing our record search and linking technologies, developing solutions for new product lines, internal information systems and infrastructure, third-party development, and other internal-use software systems. Technology and development expenses also include depreciation of computer hardware and purchased software. Our development costs are primarily based in the United States and are primarily devoted to providing content and tools for individuals to do family history research. We expect our investment in technology and development to increase in absolute dollars in future periods.

Marketing and advertising.  Marketing and advertising expenses consist primarily of direct expenses related to online, television and print advertising, retention marketing expenses, payments made to affiliates to generate new subscribers and personnel-related expenses. Prior to January 1, 2007, our call center was principally a sales organization. The majority of the costs associated with the call center prior to January 1, 2007 were recorded in marketing and advertising. Marketing and advertising costs are principally incurred in the United States, but we do have marketing and advertising offices in Europe, Australia and Canada. We expect marketing expenses to increase in absolute dollars but to remain relatively stable in the near future as a percentage of revenues, except for an increase in marketing expenses primarily in 2010 related to a one time payment we expect to make for product integration on the U.S. version of the television show “Who Do You Think You Are?” We do not control the release of this television show and cannot be sure if or when it will be released or if it will have any effect on our revenues or results of operations. If our revenues increase as a result of interest in Ancestry.com attributable to the airing of this program, such increase may not be sustainable over time.

General and administrative.  General and administrative expenses consist principally of personnel-related expenses for our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional fees and other general corporate expenses. We expect our general and administrative expenses to increase when we become a public company as we expect our accounting, legal and personnel-

related expenses and directors and officers insurance costs to increase as we institute and monitor a more comprehensive compliance and board governance function, maintain and review internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and prepare and distribute periodic reports.

Amortization of acquired intangible assets.  Amortization of acquired intangible assets is the amortization expense associated with subscriber relationships and contracts, core technologies, and intangible assets, including trademarks and tradenames, resulting from the Spectrum investment.

Transaction related expenses.  Transaction related expenses consist of one-time costs of our predecessor company associated with the Spectrum investment.

Other Income (Expense)

Interest expense on debt.  Interest expense on debt includes the interest expense associated with our long-term debt and amortization of debt-issuance costs.

Interest income.  Interest income includes interest earned on cash and cash equivalents and short-term investments.

Income tax expense.  Income tax expense consists of federal and state income taxes in the United States and taxes in certain foreign jurisdictions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

We consider the assumptions and estimates associated with recoverability of intangible assets, the period of amortization of our database content costs, stock-based compensation and income taxes to be our critical accounting estimates. For further information on our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Recoverability of intangible assets, including goodwill.  Intangible assets consist of acquisition costs related to database costs, subscriber relationships and contracts, technologies, trade names and trademarks, and other intangible assets. Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. We amortize all intangible assets, except for acquired subscriber relationships, on a straight line basis over their expected lives in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142). Acquired subscriber relationships were amortized on a straight-line basis prior to the acquisition of our predecessor and, subsequent to the acquisition, are amortized based on the rate of attrition of subscribers used to calculate the fair value of the intangible asset in the acquisition and purchase price allocation. As of December 31, 2007 and 2008, respectively, we had approximately $285.0 million and approximately $285.5 million of goodwill and approximately $127.5 and approximately $104.9 million of intangible assets with estimable useful lives on our consolidated balance sheets.

We review our indefinite-lived intangible assets for impairment at least annually or as indicators of impairment exist based on comparing the fair value of the asset to the carrying value of the asset in accordance with SFAS 142. Goodwill is currently our only indefinite-lived intangible asset. We perform our annual goodwill impairment test in the fourth quarter. Our goodwill impairment test requires the use of fair-value techniques, which are inherently subjective.

Fair value was estimated in 2008 using an equal weighting of the income and market value approaches for our company, which we account for as a single reporting unit. The equal weighting of these two approaches reflects our view that both these valuation methods provided a reasonable estimate of fair value and were equally reliable methods.

Under the income approach, we calculated the fair value of our reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimated the fair value based on market multiples of revenue and earnings for comparable publicly traded companies. The estimates and assumptions used in our calculations included revenue growth rates, expense growth rates, expected capital expenditures to determine projected cash flows, expected tax rates, and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experience, our projections of future operating activity, and our weighed average cost of capital based on returns on interest bearing debt and common stock.

The valuation of goodwill could be affected if actual results differ substantially from our estimates. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and buying habits of our subscriber base along with increased costs to provide systems and technologies required to support our content and search capabilities. Based on our analysis, no impairment of goodwill was indicated as of December 31, 2008. We have determined that a 10% change in our cash flow assumptions or a marginal change in our discount rate as of the date of our most recent goodwill impairment test would not have changed the outcome of the test.

We evaluate the recoverability of our long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. In accordance with SFAS 144, we recognize impairment, if any, in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, we recorded an impairment of approximately $1.5 million for the year ended December 31, 2008 related to a database content set we were developing for release in China. The impairment was expensed to cost of subscription revenues for the year ended December 31, 2008. No impairment was indicated as of December 31, 2007.

Period of amortization of our database costs.  Our database consists of historical information that has been digitized and indexed to allow subscribers to search and view our content online. Database costs include the costs to acquire or license the historical data, costs incurred by our employees or by third parties to scan the content, and costs to have the content keyed and indexed in order to be searchable. Among the most utilized content in our databases is the United States and United Kingdom census records which are released by government entities every ten years. We amortize our database costs on a straight-line basis over ten years after the content is released for viewing on our websites.

Stock-based compensation.  We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). Under the provisions of SFAS 123(R), stock-based compensation cost for each award is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including fair value of the underlying stock, volatility and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense is adjusted accordingly and stock-based compensation expense may differ materially in the future from that recorded in the current period.

We adopted SFAS 123(R) prospectively as of January 1, 2006 and therefore have applied the valuation provisions of SFAS 123(R) to all new options and to options that were outstanding prior to the effective date that were subsequently modified. For the year ended December 31, 2006, we had variable stock options which accounted for a de minimus amount of compensation expense. No other periods were affected by variable stock options. We also recorded non-cash compensation expense for the repurchase of common stock within six months of the exercise of employee stock options of approximately $3.0 million for the year ended December 31, 2006.

In January 2006, we modified the terms of then-outstanding stock options with exercise prices above $2.30, reducing the exercise price of the options to $2.30. As a result of the modification we recorded incremental compensation expense of $0.4 million and $0.1 million for the year ended December 31, 2006 and the period from January 1, 2007 through December 5, 2007, respectively, and a de minimus amount for the period from December 6, 2007 through December 31, 2007 and for the year ended December 31, 2008.

As of December 31, 2007 and 2008 and June 30, 2009 there was approximately $2.1 million, $8.6 million and $10.4 million, respectively, of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to be recognized over a weighted average period of 3.1, 2.6 and 2.7 years, respectively.

The following tables set forth the total non-cash compensation expense included in the related financial statement line items, which total non-cash compensation expense includes SFAS 123(R) stock-based compensation expense, variable stock options expense and compensation expense associated with the repurchase of common stock described above:

	Predecessor		Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Six Months
	December 31,	December 5,	December 31,	December 31,	Ended June 30,
	2006	2007	2007	2008	2008	2009
			(in thousands)
Cost of subscription revenues	$31	$73	$3	$80	$40	$61
Technology and development	224	260	23	1,132	504	835
Marketing and advertising	196	279	27	254	106	169
General and administrative	3,338	286	24	3,206	1,758	1,738

Total	$3,789	$898	$77	$4,672	$2,408	$2,803

We estimated the fair value of each option granted using the Black-Scholes option-pricing method using the following assumptions for the periods presented in the table below. We have not set forth any assumptions for the successor period from December 6, 2007 through December 31, 2007 because we did not grant any options during that period.

		Period from
		January 1, 2007
	Year Ended	through	Year Ended	Six Months
	December 31,	December 5,	December 31,	Ended June 30,
	2006	2007	2008	2008	2009

Expected stock price volatility	65%	65%	50%	50%	50%
Expected life of options	4 years	4 years	4 years	4 years	4.3 years
Expected dividend yield	0	0	0	0	0
Risk-free interest rate	4.6-5.0%	4.6-4.9%	1.4-3.1%	2.2-2.8%	1.5-3.7%

As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the option exercise price. As of each stock option grant date, we reviewed an average of the disclosed year-end volatility of a group of companies that we considered peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility. The expected life was based on our historical stock option activity. The risk-free interest rate was determined by reference to the United States Treasury rates with the remaining term approximating the expected life assumed at the date of grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

The following table sets forth all stock option grants since January 1, 2006 through the date of this prospectus:

				Intrinsic
			Common Stock	Value per
	Number of		Fair Value per	Share at
Grant Date	Options Granted	Exercise Price	Share at Grant Date	Grant Date

February 14, 2006	295,000	$2.30	$2.30	$—
March 30, 2006	560,000	2.30	2.30	—
May 25, 2006	430,500	2.30	2.30	—
July 27, 2006	670,000	2.30	2.30	—
September 21, 2006	273,000	2.30	2.30	—
November 17, 2006	195,000	2.30	2.30	—
January 31, 2007	183,500	2.35	2.35	—
May 1, 2007	360,000	2.35	2.35	—
July 19, 2007	162,000	2.35	2.35	—
March 27, 2008	6,978,241	2.70	2.70	—
April 29, 2008	172,500	2.70	2.70	—
July 30, 2008	481,500	2.70	2.70	—
November 3, 2008	723,000	2.75	2.75	—
December 5, 2008	21,000	2.75	2.75	—
February 11, 2009	1,136,000	2.75	2.75	—
March 13, 2009	424,335	2.75	3.68	0.93
May 27, 2009	1,292,000	3.68	3.68	—
July 20, 2009	724,000	4.27	4.27	—

These estimates of the fair value of our common stock were made based on information from the following valuation dates:

Fair Value
Valuation Date	per Share

November 11, 2005	$2.30
December 31, 2006	2.35
October 27, 2008	2.75
March 31, 2009	3.68
June 30, 2009	4.27

Since our common stock is not publicly traded, we considered numerous objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid. These objective and subjective factors included, but were not limited to:

•	arm’s-length sales of our common stock in privately negotiated transactions;

•	valuations of our common stock;

•	our stage of development and financial position; and

•	our future financial projections.

On December 5, 2007, we acquired our predecessor for a common stock price of $2.70 per share in connection with the Spectrum investment. The Practice Aid indicates that a third-party transaction between a willing buyer and a willing seller is the best indication of the fair value of an enterprise. At each grant date subsequent to the Spectrum investment, our board of directors considered the objective and subjective factors and determined that the $2.70 value was a reasonable approximation of fair value until a new valuation was performed in October 2008.

In the contemporaneous common stock valuations performed on October 27, 2008, March 31, 2009 and June 30, 2009, the fair value of our common stock was determined by taking the average value calculated under two different valuation approaches, the income approach and market approach, with each method weighted equally. The equal weighting of these two approaches reflects our view that both these valuation methods provide a reasonable estimate of fair value, are equally reliable and resulted in similar values.

•	The income approach quantified the present value of the future cash flows that management expected to achieve. These future cash flows were discounted to their present values using a rate corresponding to our estimated weighted average cost of capital. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our weighted average cost of capital was calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in our capital structure. The weighted average cost of capital used in the common stock valuations on October 27, 2008, March 31, 2009 and June 30, 2009 was 14.0%, 15.0% and 14.5%, respectively.

•	The market approach considered multiples of financial metrics based on acquisition and/or trading multiples of a peer group of companies. These multiples were then applied to our financial metrics to derive an indication of value. The valuation on October 27, 2008 applied a weighting of 50% of the trailing twelve month (“TTM”) earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and 50% of the forward twelve month (“FTM”) EBITDA to indicate the value of invested capital. The multiples used in the October 27, 2008 valuation for TTM EBITDA and FTM EBITDA were 7.7x and 5.5x. The valuations on March 31, 2009 and June 30, 2009 applied a weighting of 10%, 40%, 10% and 40% to the TTM of revenue, TTM of EBITDA, next full year (“NFY”) revenue, NFY EBITDA, respectively. These multiples were:

Date of Valuation	TTM Revenue	TTM EBITDA	NFY Revenue	NFY EBITDA

March 31, 2009	2.0x	7.5x	1.9x	7.0x
June 30, 2009	2.2x	7.5x	2.0x	7.0x

The resulting fair value obtained by averaging the values calculated under the income approach and the market approach was then discounted for the lack of marketability of the common stock for being a private company. The marketability discount was 34%, 10% and 10%, respectively, for the valuations on October 27, 2008, March 31, 2009 and June 30, 2009.

At each grant date from November 3, 2008 through March 13, 2009, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on October 27, 2008.

For the grants on May 27, 2009, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on March 31, 2009. The March 31, 2009 valuation was higher than the October 27, 2008 valuation principally due to the application of a much lower discount for marketability. At the times of the prior valuation in October 2008 and grants made from November 2008 through February 2009, our board of directors believed that the likelihood of an initial public offering in the near term was low, particularly given the turmoil in the debt and equity capital markets and the challenging economic environment during that period. While the income factors used in our valuations did not change materially between the October 2008 valuation and the March 2009 valuation, the discount for marketability in the March 2009 valuation was lowered to 10% compared to 34% in the October 2008 valuation as a result of various initial public filings being favorably received, indicating a significant improvement in the market, and our board of directors increased interest in pursuing a public offering of our common stock in the nearer term.

Due to the proximity of the grant on March 13, 2009 to the March 31, 2009 valuation and because in March 2009 our board of directors became more optimistic that we could consider an initial public offering in the nearer term, we decided to use the March 31, 2009 common stock valuation as fair value in our SFAS 123(R) calculation of stock compensation expense for the March 13, 2009 grants. We determined, however, that the February 11, 2009 option grant was properly granted at an exercise price equal to the fair value determined as of October 27, 2008, because at the time of grant the board of directors believed the prospect of an initial public offering in the near term was comparable to that at the time of the October 2008 valuation and that the decreased discount for marketability used in the March 31, 2009 valuation was therefore not appropriate to apply retrospectively to the February 11, 2009 grant.

For the grants on July 20, 2009, our board of directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on June 30, 2009. The June 30, 2009 valuation was higher than the March 31, 2009 valuation principally due to an increase in business enterprise value due to continued improvements in the equity markets, and to a lesser extent the company experiencing strong growth and cash flow.

Assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding at June 30, 2009, was $     , of which $      million related to the options that were vested and $      million related to the options that were not vested.

Income taxes.  We are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Financial Interpretation No. 48 (FIN 48) contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. We believe it is more likely than not that the deferred tax assets recorded on our balance sheet will ultimately be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

Our effective tax rates have differed from the statutory tax rate primarily due to the tax impact of foreign operations, certain impairment charges, state taxes, and certain benefits realized related to stock option activity. The effective tax rates were 36.1%, 39.2% and 43.6% for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007 and the year ended December 31, 2008, respectively. Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Results of Operations

The following table sets forth, for the periods presented, our consolidated statements of operations. In the table below and throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations:” consolidated statements of operations data for the year ended December 31, 2006, the predecessor period from January 1, 2007 through December 5, 2007, the successor period from December 6, 2007 through December 31, 2007 and the year ended December 31, 2008 have been derived from our audited consolidated financial statements; the consolidated statement of operations data for the six month periods ended June 30, 2008 and 2009 have been derived from our unaudited interim consolidated financial statements; and our unaudited consolidated pro forma financial data for the year ended December 31, 2007 have been derived from our “Unaudited Consolidated Pro Forma Financial Data,” each of which are included elsewhere in this prospectus. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes and “Unaudited Consolidated Pro Forma Financial Data” on page 38 of this prospectus.

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Year Ended	Six Months Ended
	December 31,	December 5,	December 31,	December 31,	December 31,	June 30,
	2006	2007	2007	2007	2008	2008	2009
	(in thousands, except per share data)
Revenues:
Subscription revenues	$137,643	$141,141	$11,692	$152,833	$181,391	$87,419	$99,903
Product and other revenues	12,909	12,269	1,278	13,547	16,200	7,665	7,903

Total revenues	150,552	153,410	12,970	166,380	197,591	95,084	107,806
Costs of revenues:
Cost of subscription revenues	27,344	33,590	2,462	36,212	38,187	18,821	19,722
Cost of product and other revenues	3,695	2,552	500	3,052	5,427	1,887	2,824

Total cost of revenues	31,039	36,142	2,962	39,264	43,614	20,708	22,546

Gross profit	119,513	117,268	10,008	127,116	153,977	74,376	85,260

Operating expenses:
Technology and development	28,280	31,255	3,517	33,754	33,206	15,645	17,548
Marketing and advertising	51,421	42,400	3,157	45,607	52,341	24,571	29,986
General and administrative	26,978	20,723	2,142	22,964	28,931	13,864	14,340
Amortization of acquired intangible assets	2,216	2,132	1,542	24,061	23,779	11,886	8,113
Transaction related expenses	—	9,530	—	—	—	—	—

Total operating expenses	108,895	106,040	10,358	126,386	138,257	65,966	69,987

Income (loss) from operations	10,618	11,228	(350)	730	15,720	8,410	15,273
Other income (expense):
Interest expense	(946)	(756)	(1,146)	(12,841)	(12,355)	(6,204)	(3,356)
Interest income	2,238	2,051	289	348	872	431	698
Other income (expense), net	834	266	7	273	(8)	1	10

Income (loss) before income taxes	12,744	12,789	(1,200)	(11,490)	4,229	2,638	12,625
Income tax (expense) benefit	(4,595)	(5,018)	(103)	4,251	(1,845)	(1,399)	(4,442)

Net income (loss)	$8,149	$7,771	$(1,303)	$(7,239)	$2,384	$1,239	$8,183

Net income per common share:(1) Basic					$0.03	$0.02	$0.11

Diluted					$0.03	$0.02	$0.10

(1)	In connection with the Spectrum investment, we were recapitalized. As a result, the capital structure of our predecessor is not comparable to that of the successor. Accordingly, net income per common share is not comparable or meaningful for periods prior to 2008 and has not been presented.

The following table sets forth, for the periods presented, our consolidated statements of operations as a percentage of total revenues. The information contained in the table below should be read in conjunction with the consolidated financial statements and the related notes and “Unaudited Consolidated Pro Forma Financial Data” on page 38 of this prospectus.

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
		January 1,	December 6,			Six Months
	Year Ended	through	through	Year Ended	Year Ended	Ended
	December 31,	December 5,	December 31,	December 31,	December 31,	June 30,
	2006	2007	2007	2007	2008	2008	2009
Revenues:
Subscription revenues	91.4%	92.0%	90.1%	91.9%	91.8%	91.9%	92.7%
Product and other revenues	8.6	8.0	9.9	8.1	8.2	8.1	7.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of subscription revenues	18.2	21.9	19.0	21.8	19.3	19.8	18.3
Cost of product and other revenues	2.4	1.7	3.8	1.8	2.8	2.0	2.6

Total cost of revenues	20.6	23.6	22.8	23.6	22.1	21.8	20.9

Gross profit	79.4	76.4	77.2	76.4	77.9	78.2	79.1

Operating expenses:
Technology and development	18.8	20.4	27.1	20.3	16.8	16.5	16.3
Marketing and advertising	34.1	27.6	24.4	27.4	26.5	25.8	27.8
General and administrative	17.9	13.5	16.5	13.8	14.7	14.6	13.3
Amortization of acquired intangible assets	1.5	1.4	11.9	14.5	12.0	12.5	7.5
Transaction related expenses	—	6.2	—	—	—	—	—

Total operating expenses	72.3	69.1	79.9	76.0	70.0	69.4	64.9

Income (loss) from operations	7.1	7.3	(2.7)	0.4	7.9	8.8	14.2
Other income (expense):
Interest expense	(0.6)	(0.5)	(8.8)	(7.7)	(6.2)	(6.5)	(3.1)
Interest income	1.5	1.3	2.2	0.2	0.4	0.5	0.6
Other income (expense), net	0.5	0.2	0.1	0.2	(0.0)	0.0	0.0

Income (loss) before income taxes	8.5	8.3	(9.2)	(6.9)	2.1	2.8	11.7
Income tax (expense) benefit	(3.1)	(3.2)	(0.8)	2.5	(0.9)	(1.5)	(4.1)

Net income (loss)	5.4	5.1	(10.0)	(4.4)	1.2	1.3	7.6

Six Months Ended June 30, 2008 and 2009

Revenues

	Six Months Ended
	June 30,		% Change
	2008	2009	2009 Over 2008
	(in thousands)

Subscription revenues	$87,419	$99,903	14.3%
Product and other revenues	7,665	7,903	3.1

Total revenues	$95,084	$107,806	13.4

Subscription revenues.  The increase in our subscription revenues of $12.5 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was primarily the result of an increase in the number of total subscribers and to some extent an increase in higher monthly revenue per subscriber. A shift in mix between annual and monthly subscriptions to more monthly subscriptions as our subscriber base broadened resulted in higher revenue per subscriber in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. However, we do not believe that this trend was the result of specific marketing or advertising campaigns targeted to increasing monthly subscriptions versus annual subscriptions. During the six months ended June 30, 2009, changes in foreign currency exchange rates had an unfavorable impact on subscription revenues. Had average exchange rates remained the same in the six months ended June 30, 2009 as average exchange rates in effect in the six months ended June 30, 2008, our reported revenues in the six months ended June 30, 2009 would have been approximately 4% higher.

Product and other revenues.  Product and other revenues were relatively unchanged in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Cost of Revenues and Gross Profit

	Six Months Ended June 30,		% Change
	2008	2009	2009 Over 2008
	(in thousands)

Revenues:
Subscription revenues	$87,419	$99,903	14.3%
Product and other revenues	7,665	7,903	3.1

Total revenues	$95,084	$107,806	13.4
Cost of revenues:
Cost of subscription revenues	18,821	19,722	4.8
Cost of product and other revenues	1,887	2,824	49.7

Total cost of revenues	20,708	22,546	8.9

Gross profit	$74,376	$85,260	14.6

Gross profit percentage	78.2%	79.1%

Cost of subscription revenues.  The increase in our cost of subscription revenues of $0.9 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was primarily due to an increase in web hosting costs of $0.5 million and an increase in amortization of content costs of $0.4 million.

Cost of product and other revenues.  The increase in cost of product revenues of $0.9 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was primarily due to an $0.8 million increase in costs associated with our DNA product resulting from increased volume in DNA sales driven by our decision to sell our DNA product at reduced prices.

Operating Expenses

	Six Months Ended June 30,		% Change
	2008	2009	2009 Over 2008
	(in thousands)

Operating Expenses:
Technology and development	$15,645	$17,548	12.2%
Marketing and advertising	24,571	29,986	22.0
General and administrative	13,864	14,340	3.4
Amortization of acquired intangible assets	11,886	8,113	(31.7)

Total operating expenses	$65,966	$69,987	6.1

Technology and development.  The increase in technology and development expenses of $1.9 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, was primarily the result of increased personnel-related costs of $2.0 million due to an increase in the number of technology and development personnel at June 30, 2009 as compared to June 30, 2008.

Marketing and advertising.  The increase in marketing and advertising expenses of $5.4 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was primarily attributable to $4.1 million increase in television and online advertising, as well as an increase of $1.0 million in personnel-related costs resulting from an increase in the number of marketing and advertising personnel at June 30, 2009 as compared to June 30, 2008.

General and administrative.  The increase in general and administrative expenses of $0.5 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, was the result of increased personnel-related costs of $1.2 million, due to an increase in the number of general and administrative personnel. This was offset by a change in foreign currency gains and losses of $0.9 million from a loss of $0.3 million in the six months ended June 30, 2008 to a gain of $0.6 million in the six months ended June 30, 2009.

Amortization of acquired intangible assets.  The decrease in amortization of acquired intangible assets of $3.8 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was due to the amortization of our subscriber relationship asset, which is amortized on an accelerated basis. Subscriber relationships and contracts are amortized based on an annual turnover rate, or rate of attrition, of the subscribers that approximates our monthly churn, resulting in an accelerated basis of amortization. This is the same rate of attrition that was used to determine the fair value of the intangible asset at the acquisition date. We believe that recognizing amortization expense in this pattern better matches the amortization expense with the revenue generated from these subscribers. The subscriber relationship asset was recorded in connection with the Spectrum investment.

Other Income (Expense) and Income Tax Expense

	Six Months Ended June 30,		% Change
	2008	2009	2009 Over 2008
	(in thousands)

Other income (expense):
Interest expense	$(6,204)	$(3,356)	(45.9)%
Interest income	431	698	61.9
Other income, net	1	10	n/m
Income tax expense	(1,399)	(4,442)	217.5
Other data:
Effective tax rate	53.0%	35.2%

Interest expense on debt.  The decrease in interest expense of $2.8 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 was due to a decrease in our effective interest rate from 8.2% to 4.1% and a lower level of debt.

Income tax expense

Income tax expense for the six months ended June 30, 2009 was $4.4 million. Our effective tax rate of 35.2% differed from the federal statutory rate of 35% principally due to a state tax benefit of (9.4)% as a result of changes in the state tax apportionment factors, to an adjustment to the federal net operating loss of 4.3%, to non-deductible stock-based compensation expenses of 3.3%, to foreign income taxes of 1.1% and to other items of 0.9%.

Income tax expense for the six months ended June 30, 2008 was $1.4 million. Our effective tax rate of 53.0% differed from the federal statutory rate of 35% principally due to state income taxes of 7.5%, to foreign income taxes of 6.8% as a result of net operating losses in foreign jurisdictions for which no income tax benefit has been recognized, and to other items of 3.7%.

Years Ended December 31, 2006, 2007 and 2008

Revenues

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 5,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2008
	(in thousands)

Subscription revenues	$137,643	$141,141	$11,692	$152,833	$181,391
Product and other revenues	12,909	12,269	1,278	13,547	16,200

Total revenues	$150,552	$153,410	12,970	$166,380	$197,591

Subscription revenues

2007 compared to 2008.  Subscription revenues were $181.4 million in 2008, compared to $141.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $11.7 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma subscription revenues of $152.8 million for 2007. The increase was primarily the result of an increase in the number of total subscribers and also to an increase in monthly revenue per subscriber. A shift in mix between annual and monthly subscriptions to more monthly subscriptions as our subscriber base broadened has resulted in higher revenue per subscriber in the last three years. However, we do not believe that this trend was the result of specific marketing or advertising campaigns targeted to increasing monthly subscriptions versus annual subscriptions. Foreign currency exchange rates did not have a material impact on revenues in 2008 compared to pro forma revenues in 2007.

2006 compared to 2007.  Subscription revenues were $141.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $11.7 million for the successor period from December 6, 2007 through December 31, 2007, compared to $137.6 million for 2006. The increase was primarily the result of an increase in the number of total subscribers. Foreign currency exchange rates had a nominal beneficial effect on our revenues in 2007 compared to 2006.

Product and other revenues

2007 compared to 2008.  Product and other revenues were $16.2 million in 2008, compared to $12.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.3 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma product and other revenues of $13.5 million for 2007. The increase in our product and other revenues was due to, among other things, a $2.4 million increase in our DNA product revenues, a $1.3 million increase in our advertising services and a $0.7 million increase in sales of our MyCanvas.com products. This increase was offset by a $1.6 million decrease in sales of our legacy products (e.g., CD ROMs, books, posters). Our DNA product was released in the fourth quarter of 2007.

2006 compared to 2007.  Product and other revenues were $12.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.3 million for the successor period from December 6, 2007 through December 31, 2007, compared to product and other revenues of $12.9 million for 2006. The change was primarily due to $0.9 million from the expansion of our advertising services, $0.4 million from the launch of our DNA product and $0.6 million from a new release of our Family Tree Maker software, offset by a decrease in sales of our legacy products of $1.4 million.

Cost of Revenues and Gross Profit

	Predecessor		Successor	Pro Forma	Successor
		Period From	Period From
		January 1,	December 6,
	Year Ended	Through	Through	Year Ended	Year Ended
	December 31,	December 5,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2008
	(in thousands)
Revenues:
Subscription revenues	$137,643	$141,141	$11,692	$152,833	$181,391
Product and other revenues	12,909	12,269	1,278	13,547	16,200

Total revenues	150,552	153,410	12,970	166,380	197,591
Cost of revenues:
Cost of subscription revenues	27,344	33,590	2,462	36,212	38,187
Cost of product and other revenues	3,695	2,552	500	3,052	5,427

Total cost of revenues	31,039	36,142	2,962	39,264	43,614

Gross profit	$119,513	$117,268	$10,008	$127,116	$153,977

Gross profit percentage	79.4%	76.4%	77.2%	76.4%	77.9%

Cost of subscription revenues

2007 compared to 2008.  Cost of subscription revenues was $38.2 million in 2008, compared to $33.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.5 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma cost of subscription revenues of $36.2 million for 2007. Cost of subscription revenues increased primarily due to the impairment of database content costs of $1.5 million in 2008 and an increase in database content amortization, merchant fees and web hosting costs of $2.1 million, partially offset by decreases in personnel-related costs of $0.9 million and royalty expenses of $0.6 million. The impairment of database content costs was a result of a change in our strategy for our Chinese content.

2006 compared to 2007.  Cost of subscription revenues was $33.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.5 million for the successor period from December 6, 2007 through December 31, 2007, compared to $27.3 million for 2006. The increase was primarily due to the change in the operations of our call center from a sales based organization to a subscriber support organization beginning January 1, 2007. The majority of the costs associated with the call center prior to January 1, 2007 were recorded in marketing and advertising expense and the majority of the costs associated with the call center subsequent to January 1, 2007 were recorded in cost of subscription revenues. This change resulted in an increase in cost of subscription revenues of $5.7 million, although call center costs in total decreased by $7.7 million. Additionally, database hosting and support costs increased $3.9 million due to increased database content amortization and web hosting support costs associated with adding new database content, and merchant fees of $0.6 million. These increases were offset by a $2.8 million decrease in royalty expenses due to the termination of a royalty agreement in 2006.

Cost of product and other revenues

2007 compared to 2008.  Cost of product and other revenues was $5.4 million in 2008, compared to $2.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.5 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma cost of product and other revenues of $3.1 million for 2007. Cost of product and other revenues increased primarily due to $2.2 million related to the introduction of our DNA product and $0.3 million related to the introduction of our MyCanvas.com products. Cost of product and other revenues as a percentage of total revenue increased due to our decision to sell our DNA product at a reduced price.

2006 compared to 2007.  Cost of product and other revenues was $2.6 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.5 million for the successor period from December 6, 2007 through December 31, 2007, compared to $3.7 million for 2006. The decrease was primarily due to a $0.8 million decrease related to the discontinuation of our full service genealogy product in the fourth quarter of 2006, a $0.5 million decrease in revenues and related cost of revenues from our legacy products offset by increases of $0.3 million from to the introduction of our DNA product and $0.3 million due to the introduction of our MyCanvas.com products.

Operating Expenses

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 5,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2008
	(in thousands)
Operating expenses:
Technology and development	$28,280	$31,255	$3,517	$33,754	$33,206
Marketing and advertising	51,421	42,400	3,157	45,607	52,341
General and administrative	26,978	20,723	2,142	22,964	28,931
Amortization of acquired intangible assets	2,216	2,132	1,542	24,061	23,779
Transaction expenses	—	9,530	—	—	—

Total operating expenses	$108,895	$106,040	$10,358	126,386	$138,257

Technology and development

2007 compared to 2008.  Technology and development expenses were $33.2 million in 2008, compared to $31.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.5 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma technology and development expenses of $33.8 million for 2007. The change was primarily the result of a decrease in personnel-related costs of $1.8 million due to a decrease in development headcount, partially offset by increases in third-party development expense of $0.9 million to compensate for the decrease in development headcount and stock-based compensation of $0.8 million.

2006 compared to 2007.  Technology and development expenses were $31.3 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.5 million for the successor period from December 6, 2007 through December 31, 2007, compared to $28.3 million in 2006. The increase was primarily the result of an increase in personnel-related costs of $2.5 million due to growth in headcount, increases in third party development expense of $1.6 million due to our efforts to enhance our Ancestry.com and myfamily.com websites and a one-time charge for in-process research and development of $1.3 million related to the Spectrum investment.

Marketing and advertising

2007 compared to 2008.  Marketing and advertising expenses were $52.3 million in 2008, compared to $42.4 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.2 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma marketing and advertising expenses of $45.6 million for 2007. The increase was primarily driven by an increase in television and online advertising in both domestic and international markets.

2006 compared to 2007.  Marketing and advertising expenses were $42.4 million for the predecessor period from January 1, 2007 through December 5, 2007 and $3.2 million for the successor period from December 6, 2007 through December 31, 2007, compared to $51.4 million in 2006. The decrease resulted primarily from the change of our call center from a sales organization to a subscriber support organization. The majority of the costs associated with the call center prior to January 1, 2007 were recorded in marketing and advertising expense; and the majority of the costs associated with the call center subsequent to January 1, 2007 were recorded in cost of subscription revenues. This change resulted in a decrease in marketing and advertising expense of $12.3 million in 2007 as expenses related to our call center were shifted to cost of subscription revenues. In the aggregate, the costs related to our call center decreased $7.7 million in 2007 as headcount in the call center was decreased substantially. The overall $12.3 million decrease in marketing and advertising expenses was partially offset by an increase in external marketing and advertising spending of $5.9 million in 2007 compared to 2006, primarily due to our television marketing spend in the United States. Our subscriber additions were 569,851 in 2006, principally driven by the airing of “Who Do You Think You Are?” in the United Kingdom, and 479,663 in 2007. The result of the higher external spend in the United States related to the launch of a television-based brand campaign, combined with fewer subscriber additions in the United Kingdom, caused subscriber acquisition cost to increase from $49.29 in 2006 to $70.96 in 2007.

General and administrative

2007 compared to 2008.  General and administrative expenses were $28.9 million in 2008, compared to $20.7 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.1 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma general and administrative expenses of $23.0 million for 2007. The increase was the result of an increase in stock-based compensation of $2.9 million, driven primarily from new stock option grants in 2008, an increase in personnel-related costs of $2.5 million, due to additional administrative personnel, and increased professional fees of $0.9 million.

2006 compared to 2007.  General and administrative expenses were $20.7 million for the predecessor period from January 1, 2007 through December 5, 2007 and $2.1 million for the successor period from December 6, 2007 through December 31, 2007, compared to $27.0 million in 2006. The decrease resulted from a one-time expense related to a royalty termination payment in 2006 of $3.3 million and a decrease in stock-based compensation of $3.0 million. This decrease was partially offset by an increase in rent expense of $0.9 million due to the closure of our former call center facility and a full year of rent expense related to our headquarters facility after the sale and leaseback of our headquarters facility in 2006, and an increase in professional fees of $0.8 million.

Amortization of acquired intangible assets

2007 compared to 2008.  Amortization of acquired intangibles assets was $23.8 million in 2008, compared to $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.5 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma amortization of acquired intangible assets of $24.1 million for 2007. The change in amortization of acquired intangible assets resulted from the acquisition of acquired intangible assets in the Spectrum investment.

2006 compared to 2007.  Amortization of acquired intangible assets was $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.5 million for the successor period from December 6, 2007 through December 31, 2007, compared to $2.2 million for 2006. The amount of amortization of acquired intangible assets for the successor period from December 6, 2007 through December 31, 2007 represents one month of amortization on the acquired intangible assets that resulted from the Spectrum investment in December 2007.

Transaction related expenses.  In the predecessor period from January 1, 2007 through December 5, 2007, we recorded $9.5 million of legal, accounting and other expenses related to the Spectrum investment.

Other Income (Expense) and Income Tax Expense

	Predecessor		Successor	Pro Forma	Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 5,	December 31,	December 31,	December 31,
	2006	2007	2007	2007	2008
	(in thousands)
Other income (expense):
Interest expense	$(946)	$(756)	$(1,146)	$(12,841)	$(12,355)
Interest income	2,238	2,051	289	348	872
Other income (expenses), net	834	266	7	273	(8)
Income tax (expense) benefit	(4,595)	(5,018)	(103)	4,251	(1,845)
Other data:
Effective tax rate	36.1%	39.2%	n/m	37.0%	43.6%

Interest expense

2007 compared to 2008.  Interest expense was $12.3 million in 2008, compared to $0.8 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.1 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma interest expense of $12.8 million for 2007. The change was a result of an increased level of long-term debt. In December 2007, in connection with the Spectrum investment, we entered into a credit facility with a syndicate of lenders that included a term loan of $140 million. Prior to this arrangement we had $15 million in long-term debt.

2006 compared to 2007.  Interest expense was $0.8 million for the predecessor period from January 1, 2007 through December 5, 2007 and $1.1 million for the successor period from December 6, 2007 through December 31, 2007, compared to $0.9 million in 2006. The change was a result of an increased level of long-term debt. In December 2007, in connection with the Spectrum investment, we entered into a credit facility with a syndicate of lenders that included a term loan of $140 million. Prior to this arrangement we had $15 million in long-term debt. The increase represents one month of interest at the increased debt level.

Interest income

2007 compared to 2008.  Interest income was $0.9 million in 2008, compared to $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.3 million for the successor period from December 6, 2007 through December 31, 2007, and pro forma interest income of $0.3 million for 2007. The change was due to a change in the cash balance in 2008.

2006 compared to 2007.  Interest income was $2.1 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.3 million for the successor period from December 6, 2007 through December 31, 2007, compared to $2.2 million in 2006. Interest income was essentially flat in 2007 compared to 2006 as our cash balance remained relatively consistent.

Other income (expense), net

2007 compared to 2008.  Other income in the predecessor period from January 1, 2007 through December 5, 2007 primarily relates to the sale of our self-publishing subsidiary at a gain. We did not have any similar events in 2008.

2006 compared to 2007.  Other income in 2006 and the predecessor period from January 1, 2007 through December 5, 2007 primarily relates to gains realized from the sale of a wholly-owned subsidiary in 2006 and gains realized from the sale of our self-publishing subsidiary in the predecessor period from January 1, 2007 through December 5, 2007.

Income tax expense

Income tax expense for the year ended December 31, 2008 was $1.8 million. Our effective tax rate of 43.6% differed from the federal statutory rate of 35% principally due to state income taxes of 4.7%, to foreign income taxes of 10.7% as a result of net operating losses in foreign jurisdictions for which no income tax benefit has been recognized, to deductible expenses of (17.1)% associated with the Spectrum investment as reflected in our return to provision true-up, to non-deductible stock-based compensation expenses of 13.7% and to other items of (3.4)%.

Income tax expense was $5.0 million for the predecessor period from January 1, 2007 through December 5, 2007 and $0.1 million for the successor period from December 6, 2007 through December 31, 2007, and there was a pro forma income tax benefit of $4.3 million for 2007. Our effective tax rate was 39.2% for the predecessor period from January 1, 2007 through December 5, 2007, and not meaningful for the successor period from December 6, 2007 through December 31, 2007. In the predecessor period from January 1, 2007 through December 5, 2007, our effective tax rate differed from the federal statutory rate of 35% principally due to state income taxes of 2.1%, to non deductible expenses associated with the Spectrum investment of 8.0%, to tax exempt municipal interest of (3.2)% and to other items of (2.7)%.

Income tax expense for the year ended December 31, 2006 was $4.6 million. In 2006 our effective tax rate of 36.1% differed from the federal statutory rate of 35% principally due to state income taxes of 1.6% and to other items of (0.5)%.

Unaudited Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations for the six quarters ended June 30, 2009. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair statements of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
	(in thousands)

Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	$42,807	$44,612	$46,197	$47,775	$49,184	$50,719
Product and other revenues	4,234	3,431	3,877	4,658	4,049	3,854

Total revenues	47,041	48,043	50,074	52,433	53,233	54,573
Cost of revenues:
Cost of subscription revenues	9,429	9,392	8,878	10,488	9,756	9,966
Cost of product and other revenues	940	947	1,405	2,135	1,514	1,310

Total cost of revenues	10,369	10,339	10,283	12,623	11,270	11,276

Gross profit	36,672	37,704	39,791	39,810	41,963	43,297

Operating expenses:
Technology and development	7,736	7,909	8,060	9,501	8,856	8,692
Marketing and advertising	11,254	13,317	12,063	15,707	14,921	15,065
General and administrative	6,999	6,865	7,171	7,896	7,563	6,777
Amortization of acquired intangible assets	5,941	5,945	5,946	5,947	4,058	4,055

Total operating expenses	31,930	34,036	33,240	39,051	35,398	34,589

Income from operations	4,742	3,668	6,551	759	6,565	8,708
Other income (expense):
Interest expense	(3,331)	(2,873)	(3,123)	(3,028)	(1,841)	(1,515)
Interest income	157	274	201	240	131	567
Other income (expense), net	3	(2)	(19)	10	8	2

Income (loss) before income taxes	1,571	1,067	3,610	(2,019)	4,863	7,762
Income tax benefit (expense)	(609)	(790)	(1,349)	903	(1,360)	(3,082)

Net income (loss)	$962	$277	$2,261	$(1,116)	$3,503	$4,680

The following table presents our unaudited quarterly consolidated results of operations for the six quarters ended June 30, 2009 as a percentage of revenues. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009

Consolidated Statements of Operations Data:
Revenues:
Subscription revenues	91.0%	92.9%	92.3%	91.1%	92.4%	92.9%
Product and other revenues	9.0	7.1	7.7	8.9	7.6	7.1

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of subscription revenues	20.0	19.5	17.7	20.0	18.3	18.3
Cost of product and other revenues	2.0	2.0	2.8	4.1	2.9	2.4

Total cost of revenues	22.0	21.5	20.5	24.1	21.2	20.7

Gross profit	78.0	78.5	79.5	75.9	78.8	79.3
Operating expenses:
Technology and development	16.5	16.5	16.1	18.1	16.7	15.9
Marketing and advertising	23.9	27.7	24.1	30.0	28.0	27.6
General and administrative	14.9	14.3	14.3	15.1	14.2	12.4
Amortization of acquired intangible assets	12.6	12.4	11.9	11.3	7.6	7.4

Total operating expenses	67.9	70.9	66.4	74.5	66.5	63.3

Income (loss) from operations	10.1	7.6	13.1	1.4	12.3	16.0
Other income (expense):
Interest expense	(7.1)	(6.0)	(6.3)	(5.7)	(3.5)	(2.8)
Interest income	0.3	0.6	0.4	0.5	0.3	1.0
Other income (expense), net	0.0	0.0	0.0	0.0	0.0	0.0

Income (loss) before income taxes	3.3	2.2	7.2	(3.8)	9.1	14.2
Income tax benefit (expense)	(1.3)	(1.6)	(2.7)	1.7	(2.5)	(5.6)

Net income (loss)	2.0	0.6	4.5	(2.1)	6.6	8.6

Total revenues have increased sequentially over all quarters presented primarily due to increases in our subscription revenues from increases in the number of total subscribers.

Total cost of revenues remained relatively consistent as a percentage of revenues in each of the quarters presented except in the fourth quarter of 2008. The decrease in margin in that quarter was primarily the result of an impairment charge in cost of subscription revenues as a result of a change in our strategy for our Chinese content.

Total operating expenses remained relatively consistent as a percentage of revenue in each of the quarters presented, except for the fourth quarter of 2008. Increases in that quarter were primarily the result of increases in personnel-related costs and increases in television and online advertising.

Our net income (loss) fluctuated over the quarters presented for the reasons discussed above, as well as changes in our effective tax rate.

The following table presents certain unaudited other data and other financial data for the six quarters ended June 30, 2009. For additional information, please see the discussion of adjusted EBITDA and free cash flow in the “Prospectus Summary.”

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
	(dollars in thousands, except subscriber acquisition cost
	and average monthly revenue per subscriber)

Other Financial Data:
Adjusted EBITDA	$16,138	$15,036	$17,888	$13,583	$16,504	$18,443

Free cash flow	10,119	7,736	10,163	3,694	8,048	6,704

Stock-based compensation expense included in:
Cost of subscription revenues	$18	$22	$20	$20	$29	$32
Technology and development	187	317	287	341	475	360
Marketing and advertising	33	73	74	74	88	81
General and administrative	1,051	707	720	728	934	804

Total stock-based compensation expense	$1,289	$1,119	$1,101	$1,163	$1,526	$1,277

Other Data:
Total subscribers	845,697	861,235	893,882	913,683	959,411	990,959
Subscriber additions	145,755	127,035	139,486	143,769	188,561	160,394
Monthly churn	4.5%	3.8%	3.6%	4.0%	4.3%	3.8%
Subscriber acquisition cost	$59.95	$83.91	$66.22	$79.26	$62.23	$73.27
Average monthly revenue per subscriber	$15.68	$16.19	$16.33	$16.45	$16.46	$16.42

The following table presents a reconciliation of adjusted EBITDA and free cash flows to net income (loss), the most comparable GAAP measure, for each of the quarters indicated. For additional information, please see the discussion of adjusted EBITDA and free cash flow in the “Prospectus Summary.”

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009
	(in thousands)

Reconciliation of adjusted EBITDA and free cash flow to net income (loss):
Net income (loss)	$962	$277	$2,261	$(1,116)	$3,503	$4,680
Interest expense, net	3,174	2,599	2,922	2,788	1,710	948
Income tax (benefit) expense	609	790	1,349	(903)	1,360	3,082
Depreciation expense	2,708	2,712	2,733	2,579	2,643	2,687
Amortization expense	7,399	7,537	7,503	7,607	5,770	5,771
Stock-based compensation	1,289	1,119	1,101	1,163	1,526	1,277
Other (income) expense, net	(3)	2	19	(10)	(8)	(2)
Impairment of intangible assets	—	—	—	1,475	—	—

Adjusted EBITDA	$16,138	$15,036	$17,888	$13,583	$16,504	$18,443

Capitalization of content database costs	(1,690)	(1,960)	(2,733)	(2,582)	(1,786)	(1,886)
Purchase of property and equipment	(2,324)	(2,961)	(2,073)	(4,263)	(2,605)	(3,546)
Cash paid for interest	(1,995)	(2,377)	(2,834)	(2,862)	(4,028)	(1,388)
Cash paid for income taxes	(10)	(2)	(85)	(182)	(37)	(4,919)

Free cash flow	$10,119	$7,736	$10,163	$3,694	$8,048	$6,704

Liquidity and Capital Resources

We have funded our operations primarily from cash flows from operations during the last five years. In December 2007, we entered into a credit facility that included a $140 million term loan to finance the purchase price of our predecessor in connection with the Spectrum investment. Our primary uses of cash include operating costs such as personnel-related expenses, marketing and advertising, payments related to our long-term debt, capital and database content acquisition and web hosting costs.

As of June 30, 2009, we had $62.5 million of total liquidity, comprised of $52.6 million in cash and cash equivalents and the ability to borrow $9.9 million under our revolving credit facility. As of December 31, 2008, our cash and cash equivalents increased by $28.2 million compared to December 31, 2007. As of June 30, 2009, our borrowings under the term loan portion of our credit facility were $117.1 million. Upon consummation of the offering and the application of the net proceeds as set forth under “Use of Proceeds,” we expect our borrowings under the term loan portion of our credit facility to be $      million.

Our future capital requirements may vary materially from those now planned and will depend on many factors, including

•	development of new products;

•	market acceptance of our products;

•	the levels of advertising and promotion required to retain and acquire subscribers;

•	the launch of additional products and improvement of our competitive position in the marketplace;

•	the expansion of our support and marketing organizations;

•	the establishment of additional offices in the United States and worldwide and the building of infrastructure necessary to support our growth; and

•	our relationships with suppliers and clients.

We have experienced increases in our expenditures in connection with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We expect cash on hand, internally generated cash flow, and available credit from financing agreements will provide adequate funds for operating and recurring cash needs (e.g., working capital, capital expenditures, and debt repayments) for at least the next 12 months.

Summary cash flow information for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008, the six months ended June 30, 2008 and the six months ended June 30, 2009 is set forth below.

			Successor
	Predecessor
		Period from	Period from
		January 1,	December 6,
	Year Ended	through	through	Year Ended	Six Months Ended
	December 31,	December 5,	December 31,	December 31,	June 30,
	2006	2007	2007	2008	2008	2009
			(in thousands)
Net cash provided by (used for):
Operating activities	$27,022	$31,311	$6,222	$55,244	$30,722	$37,787
Investing activities	(22,037)	9,822	(281,505)	(20,223)	(8,573)	(9,823)
Financing activities	(16,532)	(11,615)	245,831	(6,814)	(3,610)	(15,472)

Increase (decrease) in cash and cash equivalents	$(11,547)	$29,518	$(29,452)	$28,207	$18,539	$12,492

Cash Flow Analysis

Sources and uses of cash

Cash and cash equivalents increased by $12.5 million to $52.6 million in the six months ended June 30, 2009 as compared to an increase of $18.5 million to $30.5 million in the six months ended June 30, 2008. Cash and cash equivalents were $40.1 million at December 31, 2008 compared to $11.9 million at December 31, 2007 and $11.9 million at December 31, 2006. Cash and cash equivalents increased $28.2 million in the year ended December 31, 2008; cash and cash equivalents increased $29.5 million in the predecessor period from January 1, 2007 through December 5, 2007 and decreased $29.5 million in the successor period from December 6, 2007 through December 31, 2007; cash and cash equivalents decreased $11.5 million in the year ended December 31, 2006. During the three-year and six month periods, net cash provided by operating activities was used for debt repayments, investments in capital, content database costs and the Spectrum investment.

Net cash provided by operating activities

For the six months ended June 30, 2009, net cash provided by operating activities was $37.8 million. Net cash provided by operating activities consists of net income as adjusted for non-cash expenses and an increase in our deferred revenue balance. Net income was $8.2 million for the six months ended June 30, 2009. Non-cash expenses, including depreciation, amortization of content databases, amortization of acquired intangible assets, stock-based compensation and amortization of deferred financing costs, totaled $20.1 million. Additionally, an increase in deferred revenue of $8.6 million for cash received from subscribers, but not yet recognized in revenue contributed to the cash provided by operating activities. Net cash provided by operating activities increased $7.1 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The increase in cash provided by operating activities was due primarily to an increase in net income.

For the year ended December 31, 2008, net cash provided by operating activities was $55.2 million. Net income was $2.4 million for the year ended December 31, 2008. Non-cash expenses, including depreciation, amortization of database content, amortization of acquired intangible assets, stock-based compensation, impairment of database content and amortization of deferred financing costs, totaled $47.8 million. Additionally, an increase in deferred revenue of $4.4 million for cash received from subscribers, but not yet recognized in revenue, contributed to the cash provided by operating activities. The increase in cash provided by operating activities in 2008 was due primarily to an increase in non-cash amortization of $21.0 million which had the effect of reducing net income, without reducing cash.

For the predecessor period from January 1, 2007 through December 5, 2007 and the successor period from December 6, 2007 through December 31, 2007, net cash provided by operating activities was $31.3 million and $6.2 million, respectively. Net cash provided by operating activities was primarily generated by net income of $6.5 million adjusted for non-cash adjustments of $22.1 million. Additionally, an increase in deferred revenue and accrued expenses totaling $9.6 million contributed to the cash provided by operating activities. The increase in net cash provided by operating activities in 2007 was primarily due to an increase in deferred revenue of $7.5 million related to growth of the subscriber base.

Net cash used in investing activities

For the six months ended June 30, 2009, net cash used in investing activities totaled $9.8 million and consisted of investments in capital equipment and content database costs. Net cash used in investing activities increased $1.3 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, due to increased investment in capital equipment as we develop a redundant hosting location.

For the year ended December 31, 2008, net cash used in investing activities totaled $20.2 million and consisted of investments in capital equipment and database content. Acquisition of capital equipment remained relatively constant and the investment in database content modestly declined between 2008 and 2007. The successor period from December 6, 2007 through December 31, 2007 included $279.5 million of cash outflows related to the Spectrum investment. In 2007, we also received net proceeds from the sale and maturity of short-term investments of $31.0 million.

For the predecessor period from January 1, 2007 through December 5, 2007, net cash provided by investing activities was $9.8 million and for the successor period from December 6, 2007 through December 31, 2007, net cash used in investing activities was $281.5 million, and consisted primarily of the Spectrum investment, investments in capital equipment and database content and the purchases, sales and maturities of short-term investments. Acquisition of capital equipment increased modestly and investment in database content remained constant between 2007 and 2006. The successor period from December 6, 2007 through December 31, 2007 included $279.5 million of cash outflows related to the acquisition of our predecessor. The year ended December 31, 2006 includes investing activities related to the net purchase of short-term investments of $16.7 million, offset by proceeds related to the sale of our corporate headquarters in Provo, Utah of $18.1 million.

Net cash used in financing activities

For the six months ended June 30, 2009, net cash used in financing activities totaled $15.5 million and consisted primarily of principal payments on long-term debt, and to a lesser extent of stock option exercises and repurchases of common stock. Net cash used in financing activities increased $11.9 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The increase was due to increased debt principal payments, primarily driven by a $10.9 million excess cash flow payment that was made in May 2009.

For the year ended December 31, 2008, net cash used in financing activities totaled $6.8 million and consisted primarily of principal payments on long-term debt, and to a lesser extent of stock option exercises and repurchases of common stock. The successor period from December 5, 2007 through December 31, 2007 includes cash inflows of $136.1 million of proceeds from the issuance of long-term debt and $109.8 million of proceeds from the issuance of common stock in connection with the Spectrum investment. Between 2008 and 2007, principal payments on long-term debt decreased $8 million.

For the predecessor period from January 1, 2007 through December 5, 2007, net cash used in financing activities was $11.6 million and consisted of principal payments on long-term debt of $15 million, offset by cash proceeds from the issuance of common stock related to the exercise of stock options. For the successor period from December 6, 2007 through December 31, 2007, net cash provided by financing activities was $245.8 million, and consisted primarily of cash inflows of $136.1 million of proceeds from the issuance of long-term debt and $109.8 million of proceeds from the issuance of common stock in connection with the Spectrum investment.

Contractual obligations

The following table summarizes our principal contractual obligations as of December 31, 2008:

		Payments Due by Period
		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Long-term debt	$133,000	$21,457	$31,500	$80,043	$—
Debt interest(1)	16,434	5,075	8,236	3,123	—
Content service agreement(2)	500	100	200	200	—
Operating leases	13,377	2,155	4,097	3,291	3,834

Total contractual cash obligations(3)	$163,311	$28,787	$44,033	$86,657	$3,834

(1)	Debt interest represents estimated quarterly interest payments assuming that all debt is outstanding until its due dates. As our long-term debt has variable interest rates (4.1% as of June 30, 2009), actual payments may vary due to changes in LIBOR and prime. See Note 6 to our consolidated financial statements for further details.
(2)	Represents contractual payments to a service provider under a content acquisition agreement.
(3)	Amounts exclude FIN No. 48 liability of $0.5 million, for which timing of payments are not determinable.

Outstanding purchase orders, which represent authorizations to purchase goods and services but are not legally binding, are not included in purchase obligations. We believe current cash balances, cash generated by future operating activities, and cash available under current credit facility will be sufficient to meet our contractual cash obligations and other operating cash requirements for the next 12 months.

Long-term debt

On December 5, 2007, in connection with the Spectrum investment, the operating company entered into a credit facility with a syndicate of lenders consisting of a $140.0 million term loan and $10.0 million revolving commitment with a syndicate of lenders. At December 31, 2008 and June 30, 2009, long-term debt outstanding under our credit facility totaled $133.0 million and $117.1 million, respectively. Of the amount outstanding at June 30, 2009, $11.2 million is due in the next 12 months, which we expect to repay with cash from operations and cash on hand, including the proceeds from the offering. If the net proceeds we receive in the offering are less than $100 million, we will be required to use 25% of the net proceeds we receive to repay a portion of the amount outstanding under our credit facility. Upon consummation of the offering and the application of the net proceeds as set forth in the “Use of Proceeds” section elsewhere in this prospectus, we expect our borrowings under the term loan portion of our credit facility to be $      million.

The debt is repayable in quarterly installments ranging from $2.4 million to $4.8 million that are due from September 2009 to September 2012, with a balloon payment of $69.0 million due in December 2012. Interest on the debt is variable based on LIBOR, in the case of a Eurodollar rate loan, or prime, in the case of a base rate loan, plus a margin based on our consolidated total leverage ratio. The weighted average effective interest rate for the debt was 4.1% at June 30, 2009. Additionally, the debt is subject to various mandatory prepayment terms including an excess cash flow calculation performed on an annual basis. Included in the current portion of long-term debt on the balance sheet as of December 31, 2008 is approximately $10.9 million that was paid in May 2009 as an excess cash flow payment.

The credit facility is secured by all of the present and future tangible and intangible assets of the operating company and approximately two-thirds of the stock in some of our wholly owned foreign subsidiaries. In connection with the debt, the operating company must maintain certain financial ratio covenants as discussed in the table below.

Our credit facility includes financial covenants, and failure to comply with any such covenants could result in the debt becoming payable on demand. A summary of the most significant financial covenants and their status at June 30, 2009, is as follows:

	Required at		Actual at
	June 30, 2009		June 30, 2009
	(dollars in thousands)

Consolidated Total Leverage	Less than 2.50	x	1.73	x
Consolidated EBITDA(1)	$45,800		$ 67,558
Consolidated Fixed Charge Coverage Ratio	1.05	x	1.54	x
Consolidated Interest Coverage	3.50	x	7.92	x
Capital Expenditures and Capitalized Content(2)	n/a		n/a

(1)	EBITDA for the prior four quarters, as defined in our credit facility, is substantially similar to our measure of adjusted EBITDA set forth under “Prospectus Summary — Summary Consolidated Financial Data.”
(2)	This test is done on an annual basis and therefore interim periods were not tested.

We were in compliance with these and all other debt covenants at December 31, 2008 and June 30, 2009.

The credit facility includes a revolving commitment of up to $10.0 million, of which $9.9 million was available for borrowing at June 30, 2009 and $0.1 million of which was used under this facility for an outstanding letter of credit. The revolving commitment of the credit facility expires in December of 2012. One of the lenders in the revolving portion of our credit facility has recently suffered financial difficulties, according to media reports. If it or any other of the financial institutions that are in the syndicate of the revolving portion of our credit facility were to suffer financial difficulties or enter bankruptcy, it could affect our ability to draw down on the facility.

Interest rate cap contracts

We currently use an interest rate cap to limit the floating rate of our credit facility at 6% plus the applicable margin. The cap has a notional amount of $90.0 million and was purchased in order to mitigate a portion of our exposure to higher interest rates. The fair value of the interest rate cap was negligible at December 31, 2008 and June 30, 2009. If we fail to maintain an interest rate cap due to counterparty failure or otherwise, it would be an event of default under our credit facility.

Off-balance sheet arrangements

We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments. In addition, we expect to enter into indemnification agreements with our directors and our executive officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate and foreign exchange risks.

Our most significant market risk relates to changing interest rates. As of June 30, 2009, we had outstanding floating-rate term loan debt under our credit facility of $117.1 million, $11.2 of which is current. Under our credit facility, we were required to maintain one or more interest rate swap or cap agreements for the aggregate amount of $90.0 million through December 2010. Accordingly, we are party to an interest rate cap agreement that effectively fixes the LIBOR rate on $90.0 million of principal value of our outstanding term loans at 6%. As of June 30, 2009, the fair value of the interest rate cap was insignificant. This agreement expires on December 31, 2010. For further information on the interest rate cap, see Note 6 to our consolidated financial statements included in this prospectus.

A hypothetical interest rate change of 1% on our credit facility would have changed interest incurred for the year ended December 31, 2008 and the six months ended June 30, 2009 by $1.4 million and $0.7 million, respectively. A hypothetical interest rate change of 1% on our interest rate cap agreement would not have materially changed the fair value of the interest rate cap at June 30, 2009.

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than the United States dollar. We pay the majority of our non United States dollar expenses from revenues earned in the relevant currency. Our profits earned in foreign currencies may therefore be subject to currency risk. The volatility of exchange rate is dependent on many factors that we cannot forecast with reliable accuracy. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on classifications, accounting in interim periods and disclosure requirements for uncertain tax positions. The company adopted FIN 48 on January 1, 2007, and the adoption did not have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP No. 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of FSP 157-2. Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities has also not had a material effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008, with early adoption prohibited. We expect the adoption of this standard may affect any future acquisitions we consummate.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, Goodwill and Other Intangible Assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. We evaluated the effects that FSP No. 142-3 has on the presentation and classification of our affected assets in our financial statements and determined it was not material.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles -a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

BUSINESS

Mission

Ancestry.com’s mission is to help everyone discover, preserve and share their family history.

Overview

Ancestry.com is the world’s largest online resource for family history, with almost one million paying subscribers around the world as of June 30, 2009. We have been a leader in the family history market for over 20 years and have helped pioneer the market for online family history research. We believe that most people have a fundamental desire to understand who they are and from where they came, and that anyone interested in discovering, preserving and sharing their family history is a potential user of Ancestry.com. We strive to make our service valuable to individuals ranging from the most committed family historians to those taking their first steps towards satisfying their curiosity about their family stories.

The foundation of our service is an extensive and unique collection of billions of historical records that we have digitized, indexed and put online over the past 12 years. We have developed efficient and proprietary systems for digitizing handwritten historical documents, and have established relationships with national, state and local government archives, historical societies, religious institutions and private collectors of historical content around the world. These digital records and documents, combined with our proprietary online search technologies and tools, enable our subscribers to research their family history, build their family trees and make meaningful discoveries about the lives of their ancestors.

We have built the world’s largest online community of people interested in their family histories, and we believe that this network is highly valuable to our subscribers. Our community is a large and growing source of user-generated content uniquely focused on family history. Over the past three years, our registered users have created over 11 million family trees containing more than 1.1 billion profiles. They have uploaded and attached to their trees over 22 million photographs, scanned documents, written stories and audio clips. This growing pool of user-generated content adds color and context to the family histories assembled from the digitized historical documents found on Ancestry.com. Our subscribers also have attached to their trees over 273 million records from our company-acquired content collection, a process that is helping further organize this collection by associating specific records with people in family trees.

In addition, we are beginning to deploy tools and technologies to facilitate social networking and crowd sourcing, a means of leveraging collaborative efforts. These tools and technologies are intended to provide our subscribers with an expanding family history collaboration network in which insights and discoveries are shared by relatives, distant and close. Our service also provides a platform from which our subscribers can share their stories. Subscribers can invite family and friends to help build their family trees, add personal memories and upload photographs and stories of their own.

We provide ongoing value to our subscribers by regularly adding new historical content, enhancing our websites with new tools and features and enabling greater collaboration among our users through the growth of our global community. Our plan to achieve long-term and sustainable growth is to increase our subscriber base in the United States and around the world by serving our loyal base of existing subscribers and by attracting new subscribers. Our revenues have increased from $122.6 million in 2004 to $197.6 million in 2008, a compound annual growth rate of 12.7%.

Industry Background

Societies around the world have historically documented the names, dates and places associated with important events of their citizenry. For example, parish records in the United Kingdom date back to the early sixteenth century. Civil and religious bodies have recorded census, birth, marriage and death data. Our societies have documented immigration and international travel, preserved the war records of our veterans and recorded data regarding business and real property transactions. Newspapers and private organizations have documented the daily lives of our ancestors. Throughout the world, in archives maintained by national, regional and local governments, religious institutions and historical societies, there are massive quantities of records and documents that tell us about the lives of our ancestors. Beyond these institutional sources of content, there is a tremendous amount of rich family and historical content stored in personal archives and collections.

While many document archives are open to the public, the vast, dispersed and disorganized nature of these data collections has made researching family history a time consuming, painstaking and expensive endeavor. Therefore, it has been difficult for individuals to fulfill their desire to learn about their family history. Records relevant to researchers have been kept primarily in paper and microfilm form and have been dispersed among government bodies, private collections and individuals. Furthermore, these records have often been poorly indexed, requiring a researcher to sift through unknown quantities of data to identify the few key pieces of information relevant to his or her family tree. Only the most passionate of family historians has had the time, resources and will to engage substantively in such research. Even more challenging for family historians in nations with substantial growth resulting from immigration, such as the United States, Canada and Australia, gaining access to information about ancestors more than a few generations back has often required searching for records in other countries and in other languages. As a result, a researcher can spend years piecing together information about a single individual in a family tree.

Despite these challenges, many people have been interested in pursuing family history research. Over the years, various businesses were established to serve this community of family history enthusiasts. These businesses were generally limited to offering specialized family history products or services such as research guides, reference works, vanity press publications or professional genealogist research services. Until recently, the industry was highly fragmented and not readily accessible to the large universe of people interested in discovering their family history.

The introduction of web-based technologies greatly enhances opportunities for engaging in family history research by enabling new ways of searching and organizing family data, as well as significantly easier communication and networking. The aggregation of data online substantially reduces the need for researchers to travel in search of discrete records, thereby reducing the significant time and expense of family history research. Moreover, the ability to search digitized content, when properly categorized and indexed, allows researchers to access data more efficiently than browsing paper documents and microfilm offline. Collaboration through the Internet further enriches family history research, as researchers can more easily share their findings, consult with one another and engage in debates as new evidence continuously unfolds. All of this makes family history research more accessible to a broader group of people.

According to a summer 2009 @Plan survey, approximately 14 million people researched their family history online in the prior 30 days. In addition, the growth of social networks and online communities on the Internet has demonstrated the strong desire of people to connect and share information with each other. The number of people in the United States engaged in social networking online has grown rapidly from approximately 51 million in 2006 to approximately 74 million in 2008. By 2012, approximately 111 million people in the United States are expected to use the Internet for online communities, representing approximately 40% of the online population, according to IDC’s June 2009 Digital Marketplace Model and Forecast.

Family history research has historically been a pursuit of the over-45 population, people who generally have been more willing to devote time and resources to preserving and sharing family histories. This population is growing and becoming more Internet-savvy. The United States Census Bureau projects that the over-45 population in the United States will grow from approximately 127 million in 2010 to approximately 165 million over the next 20 years, a growth rate of 1.3% per year. The over-65 population will grow at an even faster rate, with an average annual growth rate of 3.0%. eMarketer predicts that the percentage of people born between 1946 and 1954 (ages 55 to 63 in 2009) who are Internet users will grow from 65.8% in 2008 to 72.5% in 2013, and that the percentage of people born between 1955 and 1964 (ages 45 to 54 in 2009) who are Internet users will grow from 79.1% in 2008 to 83.1% in 2013.

Despite the opportunities offered by the Internet, there are numerous obstacles that inhibit companies from successfully leveraging web-based technologies for family history research. These obstacles include:

Consumer Challenges

Consumers are often not aware of family history research data availability.  Though most people have an interest in their family history, many are not aware that relevant data about their own ancestors may be available and easily discoverable online.

Family history research is perceived to be a daunting task, and consumers need assistance.  Consumers typically feel they do not know enough about their ancestors to begin the research process or do not know what resources are available to begin researching their family history. Consumers need guidance with their family history research.

Consumers want a comprehensive easy-to-use solution.  We believe that simply providing records online does not present a sufficiently compelling value proposition for consumers. Consumers want an easy-to-use interface to perform searches that provide quick and relevant results. They also want to be able to preserve their family histories and organize them into cohesive narratives, which can include hundreds of individuals and thousands of records. Moreover, consumers want to easily share their data with others.

Family history collaboration has been difficult.  Consumers greatly benefit from leveraging the ongoing searches and discoveries of other people. However, most offline and online family history research tools are tailored towards individual-based searches for specific records. The very nature of a family tree means that everyone is connected to dozens, hundreds or even thousands of relatives by just a single ancestor, depending on how many generations separate us from that ancestor. Connecting to and communicating with these relatives can greatly aid family history research.

Business Challenges

Content digitization and indexing is difficult, requiring a significant investment of time, money and technology to scale.  Historical records typically exist in physical formats such as paper and microfilm. Digitizing such records requires identifying, securing rights to and then acquiring the physical materials in order to scan them. Records are often handwritten, making them difficult to scan and index accurately using automated optical character recognition scanning technologies. Because of these difficulties, it is often necessary to use special scanning techniques to obtain a clear image and to manually transcribe records to create a searchable index.

Digital search for family records is challenging and complicated.  Most search engines are not designed to deal with the specific challenges of searching digital records for family history purposes. Delivering optimal search results requires advanced search technology designed to deal with incomplete information, record errors and cultural, phonetic and other variances in names, dates and places. An effective family history search engine must be able to search both structured data, like census rolls and military records, as well as unstructured data, such as newspapers and other free form text.

Network scale is needed for collaboration and community.  Websites without a critical mass of users generally lack the scale to create the network effect that is beneficial to a rewarding user experience. Network and community scale allows users to connect with one another, collaborate and leverage the community’s collective research efforts.

The Ancestry.com Solution

Ancestry.com is the recognized leader in the family history market and an innovator in the development of web-based solutions to aid family history research. Through the design and development of a unique consumer Internet application and underlying proprietary technologies, substantial investment in content and the aggregation of network scale, we are revolutionizing how people discover, preserve and share their family history. Our solution includes:

Consumer Benefits

Easy-to-use website.  Our technology platform makes family history research and networking easier, more enjoyable and more rewarding. We seek to make Ancestry.com relevant and easy to use for both new and experienced subscribers, and we continue to advance our online tools to help our subscribers efficiently search our content, organize their research, collaborate with others and share their stories.

Easy access to comprehensive data sources.  We have aggregated and organized a comprehensive collection of historical records, with particular emphasis on records from the United States, the United Kingdom and Canada. Our technologies allow subscribers to locate relevant family history records quickly and easily, resulting in a rewarding experience for new subscribers and experienced family historians alike. Subscribers input information that they know about their relatives, however limited, and can immediately view the vast content sources available to populate their family trees. Our proprietary record hinting technology suggests content to our subscribers, alerting them through “hints” delivered online and by email of potential matches to further populate their trees from our company-acquired and user-generated content. We believe that these personalized hints can substantially advance our subscribers’ research quickly and effectively, thereby making their experience more rewarding.

Valuable community.  Our community of family history enthusiasts is a significant component of our subscription value proposition. Our subscribers can collaborate, contribute content and assist each other with family history research. The publicly available family trees created by our registered users can provide new subscribers with a substantial head start researching their families and the opportunity to connect with relatives interested and engaged in the discovery and preservation of a shared family lineage.

Competitive Advantages

Proprietary technology platform provides robust search capability and ease of use.  We have built a scalable, proprietary technology platform. Our search technology is designed to deal with the inherent difficulties of searching historical content. Our record hinting technology uses a real-time algorithmic analysis to locate and push relevant content to our registered users. Our digitization and indexing processes streamline the complex and time-consuming task of putting historical records online. Our website technology makes it easy for registered users to upload their own records to their family trees, thereby making those records searchable by others.

Extensive and accessible content collection.  We have digitized and indexed the largest online collection of family history records in the world, with collections from the United States, the United Kingdom, Australia and Canada, as well as Germany, France, Italy, Sweden and China. We have invested approximately $80 million to date in making this content available to our subscribers and continue to invest a substantial amount of time and money to acquire or license, digitize, index and publish additional records for our subscribers. In total, our collections represent over four billion records and an estimated eight billion names. Over the last 12 years, we have put online approximately 3,000 databases and 25,000 titles. We have amassed a large collection of national, state, local and private historical records, including census, birth, marriage, death, immigration, naturalization, court, probate, land and military records, as well as directories and member lists, historic maps, slave narratives, family and local histories and newspapers and periodicals.

Community of dedicated and highly engaged subscribers enhances our value proposition.  We have an active and dedicated community of subscribers, approximately 45% of whom have been subscribers continuously for more than two years as of June 30, 2009. In the six months ended June 2009, visitors to our websites spent an average of 19.1 minutes on our websites per usage day, according to monthly data from comScore. We believe our online community is highly valuable to our subscribers, because the ever expanding pool of user-generated content and collaboration and sharing opportunities can significantly enhance the family history research process. Over the past three years, our registered users have created over 11 million family trees containing more than 1.1 billion profiles. They have uploaded and attached to their trees over 22 million photographs, scanned documents, written stories and audio clips. Users have made over 85% of the trees on our websites public, along with associated user-generated content, making these trees searchable and viewable by the full Ancestry.com subscriber community. In addition, as of June 30, 2009, our subscribers have attached over 273 million records to their family trees from our company-acquired content collection, a process that is helping further organize this collection by associating specific records with people in family trees. We recently launched our Ancestry.com Member Connect service, a collaboration network that allows our subscribers to more easily connect, communicate and collaborate with distant relatives who are researching common ancestors. We believe that as our network of registered users grows, and more registered users submit content and connect with each other to share their findings, our value proposition to our subscribers will increase.

Growth Strategy

Our goal is to remain the leading online resource for family history and to grow our subscriber base in the United States and around the world by offering a superior value proposition to anyone interested in learning more about their family history. We will focus on retaining our loyal base of existing subscribers, on acquiring new subscribers and on expanding the market to new consumers. In pursuit of these goals, we will continue to focus on the following objectives:

Continue to build our premium brand and drive category awareness.  Over the past three years, we have expanded and improved our consumer marketing activities in the United States, which we believe has substantially increased our brand awareness. We believe that continued investments in consumer marketing and promotion will allow us to enhance our premium brand, increase awareness of the family history category, and enhance our ability to acquire new subscribers.

Further improve our product and user experience.  We believe that investments in our product platform can make family history research easier, more enjoyable and more accessible. We continuously seek to advance and improve our core search and hinting technologies, our document image viewer, our family tree building and viewing experience and our sharing and publishing capabilities. We believe that we can leverage the latest web technologies to further transform the way people discover family history online.

Regularly add new content.  A vast universe of historical records around the world is yet to be digitized, and we intend to continue to expand our collection of digital historical records. We will seek to maintain and extend our existing relationships with archives and other holders of content throughout the world and to find new sources of unique family history content. We also plan to continue to promote the growth of user-generated content by making the Ancestry.com websites even better places to upload and share personal family history documents and memories.

Enhance our collaboration technologies.  With almost one million subscribers around the world as of June 30, 2009, we believe that we have the scale to further expand our unique family history collaboration network and to help relatives share insights and discoveries about common ancestors. We believe that collaboration is a fundamental part of family history research and that social networking technologies applied to family history research can provide our subscribers with even greater value. We intend to make family history research more collaborative and appealing to a larger market.

Grow our business internationally.  We have well-established and growing businesses in the United States, the United Kingdom, Canada and Australia. We believe that our business model of digitizing historical content and making records available online has appeal in multiple markets around the world, and we will seek to implement this model in other international markets. In the third quarter of 2009, we plan to launch Mundia.com, a product intended for markets where we do not have a presence. Mundia.com will leverage our existing technologies and user-generated content to power a lower-priced family history networking web experience. We will also continue to pursue a China strategy with our Jiapu.com website.

Ancestry.com Websites

Ancestry.com.  On Ancestry.com, subscribers can efficiently search through birth, marriage and death records, census records, immigration documents, photographs, maps, military records, personal narratives and newspapers. Our collection includes the digitized United States Federal Census available from 1790 to 1930 and passenger lists containing over 120 million names from ships arriving at more than 100 United States ports from 1820 to 1960, including Ellis Island. Our subscribers can also access records from specialized databases, such as the 100 million names contained in military records dating from the seventeenth century to the end of the Vietnam War, our African-American records collection, including slave narratives, our Jewish history collection, including Holocaust survivor lists, and our Native American collection, including applications for enrollment in the Five Civilized Tribes. In addition, subscribers to Ancestry.com have access to a global collection of records from the United Kingdom, Australia and Canada, including United Kingdom and Canadian census collections and baptism, marriage, death and burial records from the London Metropolitan Archives, as well as records from Germany, France, Italy, Sweden and China.

Registered users can create family trees and attach their own records to those trees. Subscribers can search company-acquired and user-generated content and attach relevant records from our content collections to individuals in their family trees. Users have made over 85% of the trees on Ancestry.com public, along with associated user generated content, offering many subscribers a substantial head start in their family history research by allowing them to populate their own trees with information collected by registered users with common ancestry. Our users attach an average of four million records per week to their trees and accept an average of over four million hints per week as of June 2009.

Our recently launched Member Connect service is a family history collaboration network that connects subscribers who share common ancestors. This collaboration network facilitates the sharing of insights and discoveries among distant and close relatives and creates a social component to the Ancestry.com subscriber experience. Subscribers and registered users can also share their family trees and research with friends and relatives. Users can invite others to help build their trees and upload user-generated content of their own. In addition, our users have access to an online learning center, technical support, educational webinars and community message boards.

We offer two subscription packages on Ancestry.com, U.S. Deluxe and World Deluxe, and subscribers primarily choose annual or monthly subscription periods. Registered users who are not subscribers can create free family trees online, can upload family photos, stories and documents to their tree, and will receive hints to relevant records from our content collections. Subscribers to our U.S. Deluxe package gain unlimited access to the complete United States collection of records, including the ability to view images of original records. They also can communicate and collaborate with other members of the subscriber network. Our World Deluxe plan includes all the content from our U.S. Deluxe plan plus unlimited access to our global collection of records.

We offer registered users a 14-day free trial. We charge a subscriber the full period subscription amount at the beginning of each subscription period. All subscriptions renew automatically unless cancelled, which can be done easily online or by telephone. Our primary United States pricing plans are:

Product	Monthly	Annual

U.S. Deluxe	$19.95/month	$155.40/year
World Deluxe	$29.95/month	$299.40/year

International Ancestry.com websites.  Generally, our international Ancestry.com websites are modeled on our United States Ancestry.com website and offer similar products in the local market language, including family tree creation, collections of digitized historical records obtained from local market archival sources, as well as user-generated content. We currently operate country-specific Ancestry.com websites for seven countries, in addition to the United States — the United Kingdom, Australia, Canada, Germany, France, Italy and Sweden. We offer country-specific subscriptions, tailored to the local market, and World Deluxe subscriptions on each of our international Ancestry.com websites.

Other Products and Websites

Family Tree Maker.  Family Tree Maker is the leading family history desktop software on the market, with over 1.3 million units distributed since 2004. Most Family Tree Maker versions include a limited subscription to the Ancestry.com website. Family Tree Maker is sold through retail stores and on our websites.

Ancestry.com | DNA.  We sell DNA testing kits that help people learn more about their family history and ancient ancestry. The Paternal Lineage Test (Y-chromosome) matches a test-taker with genetic relatives who share a common paternal ancestor. The Maternal Lineage Test (mitochondrial DNA) provides information about maternal ancient origins.

Ancestry.com | Expert Connect.  Our recently launched Expert Connect product is designed to be a genealogist marketplace that connects people with professional genealogists around the world who can provide custom family history research. Services available range from the simple lookup of a specific record in a far-away courthouse to fully customized family histories prepared by a professional genealogist. Through a competitive bid and brokered offer process, people can engage experts across the globe to conduct personalized research. We earn a commission on each engagement.

Mundia.com.  Mundia.com is our global, multi-language family history networking product intended for markets in which we do not have a local presence. Mundia.com is designed to enable customers to efficiently collaborate and share family history content with others having common family histories and interests. While we expect membership to be free initially, we may initiate a lower-priced fee-based membership structure in the future. We currently expect to launch Mundia.com in the third quarter of 2009.

Jiapu.com.  We are investing in the further development of Jiapu.com, our China website focused on family networking and ancestral family history.

MyCanvas.com.  MyCanvas.com is a digital publishing platform that allows people to design and order high-quality customized photo books, calendars and posters using discoveries made on Ancestry.com. We earn revenues through the sale of the professionally printed products.

myfamily.com.  myfamily.com is a family networking product that provides families with a safe and secure “home on the web” where they can share photos, videos, stories, news, calendars and family history insights. It generates revenues primarily through paid subscriptions.

Other sites.  RootsWeb.com is a free genealogy community on the Internet that generates revenue through advertising. Genealogy.com is a legacy product that offers a collection of family and local histories, vital records content and military records, most of which are also available on Ancestry.com.

Subscribers

Our subscribers range from the most committed family historians to those taking their first steps towards satisfying a simple curiosity about their family story, and we seek to make our service valuable to both groups. Discovering one’s family history can be an emotional and meaningful journey. The following are a few examples of discoveries made on Ancestry.com:

•	Sam M. found a 1930 census record of his grandfather and great-grandparents in less than an hour after becoming a subscriber on Ancestry.com. Within a week, he had used data from other subscribers’ family trees to populate nine generations of his family tree and had found and attached records to his tree, including census records, ship passenger lists, Civil War military records and even some photographs uploaded by other registered users.

•	Marilynn G., who was adopted, found her birth mother’s name in the 1930 United States census and in a relative’s obituary on Ancestry.com. Using that information, she was able to locate her birth mother, then living in Budapest, and has remained in regular contact with her.

•	Jim L.’s grandmother died when his father was a baby and no one in the family knew anything about her. Jim found his grandmother’s name in the 1920 United States census on Ancestry.com and through that link was able to connect with his living relatives who provided him letters and photos of his grandmother, allowing his father to see a picture of his mother for the first time.

•	Annabel P. made several meaningful discoveries upon joining Ancestry.co.uk. First, she found that she was related to one of Britain’s most famous cricketers. She became so enthralled by her family history that she took time off work to further study the census and parish records, from which she discovered a link to one of King Henry VIII’s wives.

•	Jess D. of Tours of Peace, a non-profit group that reunites family members with dog tags found in Vietnam, uses Ancestry.com to locate the closest surviving family member, enabling Tours of Peace to return the dog tags and provide those people with a meaningful reminder of a lost family member.

As of June 30, 2009, we had almost one million subscribers, approximately two-thirds of whom reside in the United States. In the six months ended June 2009, we had an average of 7.4 million unique visitors to our websites per month, according to monthly data from comScore.

Marketing and Advertising

Our marketing efforts are focused on three primary goals: retention of existing subscribers; conversion of registered users to subscribers; and acquisition of new subscribers and promoting our brand.

Retention marketing.  Our retention marketing is focused on establishing and maintaining long-term and personalized relationships with our subscribers through on-site messaging and email, and through our subscriber support center. We seek to maximize retention and encourage subscribers to upgrade to premium packages by delivering a superior customer experience and value. We monitor subscription package mix and durations, payment processing, cancellation reasons, and overall subscriber satisfaction.

Conversion marketing.  Our conversion marketing efforts are focused on converting registered users to paying subscribers through on-site messaging, email, targeted offers and compelling product features like record hinting.

Subscriber acquisition and brand marketing.  We pursue a multi-channel subscriber acquisition and brand marketing program that includes television advertising, online display advertising, paid search, search-engine optimization, a broad affiliate network and public relations. Through our advertising, we seek to increase brand and category awareness and to attract new subscribers. We actively manage our media mix in order to maximize the efficiency of our marketing investment.

As part of our marketing efforts, we have purchased product integration in a United States version of the successful BBC series “Who Do You Think You Are?” that will feature American celebrities. This program is currently scheduled to be released on network television in the United States in early 2010. We believe that the program, if released, could help increase awareness of the family history category and our brand, but we do not exercise any control with respect to when or if it will be released. We can provide no assurance that the show will not be delayed or cancelled.

Search, Family Tree and Collaboration Technologies

We have applied substantial resources to develop and maintain proprietary technologies designed to provide a rewarding experience and compelling value proposition to our subscribers. Our technology platform allows our subscribers to access our content collections, build family trees, collaborate with other members of our community and share their discoveries with friends and relatives. We believe our technologies provide us with a significant competitive advantage and we intend to continue developing and enhancing these proprietary technologies.

Vertical search engine.  Historical documents can be difficult to search effectively using traditional search engines because of variations in names, changes in geopolitical boundaries and other factors. Our proprietary vertical search engine provides an innovative, technology-driven solution to the challenges created by the inherent difficulty of searching historical content. For example, with our search engine, a subscriber’s search for “Catharine Lawson, born in 1920 and residing in Boston” would not only return exact matches of the search terms, but would also return near-matches that exhibit name and spelling variances (e.g., Kate Lawson), date variances (e.g., born in 1878 or 1882) and geographical variances (e.g., living in Lowell, Mass., 30 miles away), with search results ranked in order of probability of match. The technology of our vertical search engine allows our subscribers to successfully search our many collections for content that they otherwise might not have located.

Record hinting.  Our proprietary record hinting technology performs a real-time algorithmic analysis of a user’s family tree and then suggests new records and other family trees that might match the user’s. We believe that these personalized hints can accelerate our subscribers’ research, thereby making their experience more rewarding. This technology uses not only the information available to us about a particular individual in a tree, but also information available about the person’s close relatives, to perform a more detailed and advanced search of our content than would be practical to create manually. These dynamic search results are pushed to registered users as hints using a “shaky leaf” icon that subscribers can review to add relevant content to their family trees. We also notify registered users of new hints by email.

Subscriber collaboration.  As our subscriber base grows, we believe our subscribers will benefit from enhanced collaboration opportunities driven by a growing network effect and new product features. A major focus of our current technology investment is the further advancement of these collaboration features, including our recently launched Member Connect service. We view collaboration and family history networking as a key addition to the value proposition that we deliver to our subscribers.

Content Process and Technologies

Company content acquisition.  We have spent approximately $80 million to acquire, digitize and index hundreds of millions of documents. In 2008, we undertook projects producing approximately 100 million images and 150 million records. We own most of the images in our databases, in some cases on a non-exclusive basis, though we generally do not own the underlying original historical documents. We also obtain a portion of our content pursuant to ongoing licensing agreements, primarily in the United Kingdom, some of which have finite terms. We license a significant amount of our United Kingdom content from the United Kingdom National Archives under several license agreements that generally have ten year terms, with varying automatic extension periods. These agreements with the United Kingdom National Archive expire from 2012 to 2019. The agreements are generally terminable by either party for breach by the other party and by the United Kingdom National Archives upon our insolvency or bankruptcy. Some of these agreements permit the United Kingdom National Archives to terminate these licenses if we undergo a change of control.

We plan to continue to acquire new content on an ongoing basis to offer our subscribers additional historical records for their research. We analyze the most frequently used databases to help us determine what types of records are most valuable to our subscribers. On our Ancestry.com websites in the United States, the United Kingdom, Canada and Australia, where we already have a critical mass of historical records in our databases, we seek to add sufficient content each year to keep our subscribers engaged.

We believe that we offer governments and other record keepers a significant service when we acquire or license their content. Because we digitize and index the records, we often preserve information contained in fragile records from damage or destruction. In addition, the process of digitizing billions of records and indexing billions of names is an expensive proposition. While some governmental or non-profit entities have an interest in digitizing and indexing such records, funding such projects is often a challenge. Our service allows the owners of historical records to preserve such records and make them available to people around the world in an efficient and cost effective manner. We have built long-term relationships with archival partners, such as United States National Archives and Records Administration, The National Archives of the United Kingdom and the Library and Archives Canada. We also have relationships with historical societies, religious institutions, such as The Church of Jesus Christ of Latter-day Saints, and private collectors of historical content.

Digitization.  Working with historical documents is challenging because many source documents are handwritten or damaged, and many microfilm images are of poor quality. We have developed proprietary technologies and processes that have allowed us to efficiently handle and digitize hundreds of millions of records that vary materially in format and quality. We digitize content in our headquarters in Provo, Utah, in the Washington, D.C. area, in London, England and in 20 distributed locations around the world.

Indexing.  We have invested significant resources in the indexing of records to make our content collection much more accessible and searchable for our subscribers. We outsource a significant portion of our indexing projects to vendors that use our proprietary tools to transcribe handwritten documents to create indexes. We own the indexes that our vendors create. In addition, we have recently launched the Ancestry.com World Archives Project, an effort which lets our registered users contribute their time to index images of historical records online through our proprietary transcription tool and user interface. In return for the efforts of our contributors, we make indexes created through the World Archives Project available for free to all registered users.

User-generated content.  Our registered users are a meaningful source of content on our websites. Individuals often have significant family records, information, photographs and stories that are of interest to others with common family history. Even close family members might not be aware that other family members hold such records. With the introduction of inexpensive consumer scanners and readily available scanning technology, registered users can upload their information to their family trees. Uploading these records not only preserves them from damage or destruction, but also makes them sharable and accessible globally to other Ancestry.com subscribers. We encourage our registered users to make their family trees visible and searchable by other subscribers. The publicly-shared family trees on our website offer many subscribers a substantial head start in their family history research.

Operations

Websites and technology operations.  Our websites are hosted on hardware and software co-located at a third-party facility in Salt Lake City, Utah. We are establishing a redundant system located at a third-party facility in Denver, Colorado, and we expect to complete this project within the next 12 months. We have designed our websites to be highly available, secure and cost-effective using a variety of proprietary software, freely available and commercially supported tools. We can scale to accommodate increasing numbers of subscribers by adding relatively inexpensive industry-standard hardware. We use encryption technologies and certificates for secure transmission of personal information between subscribers and our website. Maintaining the integrity and security of our websites is critical and we have a dedicated security team that promotes industry best practices and drives compliance with data security standards.

We devote a substantial portion of our resources to developing new technologies and features and improving core technologies. As of June 30, 2009, we employed approximately 100 engineers who are focused on the design and development of new features and products, maintenance of our websites and development and maintenance of our internal operations systems.

Subscriber services.  Our subscriber services team seeks to ensure that our existing subscribers enjoy a high degree of satisfaction from our Ancestry.com websites, and that registered users find the support they need to become subscribers. Subscriber services representatives make “welcome calls” to Ancestry.com trial subscribers, provide telephone and email support, answer questions about the websites, and help subscribers with their research. We operate subscriber services from our Provo, Utah headquarters to ensure that our representatives are integrated with to the business and our programs. In 2008, our subscriber service team fielded over 1.2 million contacts, primarily by telephone and email.

Competition

We face competition in our business from a variety of online and offline organizations, some of which provide genealogical records free of charge. We expect competition to increase in the future. We generally compete on the basis of content, price, ease of use, technology, brand recognition, breadth of products, service and support, and the number of network members with whom other subscribers can collaborate. We believe that we compete favorably with respect to these factors, and that none of our competitors offers as broad an array of products and services or as compelling a value proposition to consumers interested in online family history research.

Ancestry.com and our similar international websites face competition from:

•	FamilySearch, and its website FamilySearch.org, a genealogy organization that is part of The Church of Jesus Christ of Latter-day Saints. The Church of Jesus Christ of Latter-day Saints has, for over 100 years, actively gathered, preserved and shared genealogical records worldwide. FamilySearch has an extensive collection of paper and microfilm records (more than 2.3 million rolls of microfilm and 180,000 sets of microfiche), which it maintains in a central storage facility in Utah. FamilySearch has digitized a large quantity of these records and has published them online at FamilySearch.org, where it makes them available to the public for free and through over 4,500 family history centers located throughout the world. FamilySearch is a well funded organization and has stated its intention to undertake a massive digitization project to bring most of its collection online over the next few years.

•	Commercial entities, including online genealogical research services, library content distributors, search engines and portals, retailers of books and software related to genealogical research and family tree creation and family history oriented social networking websites.

•	Other non-profit entities and organizations, genealogical societies, governments and agencies that may make vital statistics or other records available to the public for free.

As we continue to diversify our breadth of products and services and expand internationally, we expect our competition to expand to include other Internet-based and offline businesses, governments and other entities. Our current and future competitors may have greater resources, more well-established brand recognition or more sophisticated technologies, such as search algorithms, than we do, or may more easily obtain relevant records in international markets. Additionally, our current and future competitors may make historical records available online at no cost or on an advertising-supported basis rather than a subscription basis. Our future competitors and their products and services may be superior to any of our current competition. There has recently been some consolidation in our industry, and such consolidation could also increase competition in the future, including competition with respect to acquisition of content, exclusivity of content or pricing. To compete effectively, we may need to expend significant resources on content acquisition, technology or marketing and advertising. We currently plan to distinguish ourselves from our competitors on the basis of access to content, technological leadership and the depth of our subscriber community.

Intellectual Property

To protect our proprietary content and intellectual property, we rely on trademark, copyright, patent and trade secret protection laws and on contractual agreements with third parties. Ancestry.com, myfamily.com and Family Tree Maker are among our registered trademarks. In the United States, we have filed various trademark applications and patent applications for certain aspects of our technologies, and we have also filed trademark applications in certain foreign countries for the Ancestry.com and other website names. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Because of this concern, we have elected not to file applications with respect to certain of our trademarks, and some of our trademarks for which we have filed applications may not be protectable. In the United States, we currently have three patents issued, and we have a number of patents pending relating to digitization, indexing, storage, correlation, search and display of content. We intend to pursue patent coverage in additional countries to the extent we believe such coverage is appropriate and cost-efficient. We cannot be certain that any of our pending or future applications will be granted. We rely primarily on trade secret and similar intellectual property laws to protect our search technology, software products and digitization and indexing processes. Protection of trade secret and other intellectual property rights can be uncertain, particularly outside the United States.

We also possess intellectual property rights in aspects of our digital content databases. However, our digital content databases are not protected by any registered copyrights or other registered intellectual property or statutory rights. Our digital content databases are protected by user agreements that limit access to and use of our data, and by our proprietary indexing and search technology that we apply to make our content searchable. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

Our employees, contractors and other third parties with which we work and who have access to our proprietary content and confidential information sign agreements that prohibit the unauthorized disclosure of our proprietary rights, information and technologies.

Employees

As of June 30, 2009, we had approximately 570 full-time employees and approximately 100 part-time and contingent employees. None of our employees is covered by a collective bargaining agreement. We have not experienced employment-related work stoppages and we consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Provo, Utah, where we lease approximately 120,000 square feet of space. The term of this lease runs through April 2016, and we have the right to extend the lease for an additional five years. We also lease office space in San Francisco, California, under a lease that expires in September 2012, in Bellevue, Washington under a lease that expires in April 2011, and in the United Kingdom under a lease that expires in April 2012. We maintain small offices in Canada, Australia, France, Germany and China, primarily for marketing and product development purposes, under leases that expire at varying times from 2010 to 2012. We believe that our current facilities are sufficient to meet our needs for the foreseeable future.

Legal Proceedings

In August 2009, we received a letter from counsel to Shutterfly, Inc., alleging infringement of certain of its patents by our operation of our MyCanvas.com website. Based on our investigation to date, we believe that the identified claims either are not valid or are not currently infringed by us and we do not believe that the resolution of these claims will have a material impact on our financial condition. If litigation were to commence, we believe that we have substantive and meritorious defenses to these claims and would contest any claim vigorously. While MyCanvas.com revenues have represented a small percentage of our total revenue, intellectual property litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending any litigation or the resolution of this dispute would not have a material adverse impact on our results of operations or cash flows.

In addition, on September 16, 2009, we settled a claim with a content provider with respect to the timeliness and accuracy of a content index we created. The settlement will result in an expense of approximately $2.2 million in the third quarter of 2009.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information regarding our directors and executive officers, including their ages as of July 20, 2009.

Name	Age	Position

Timothy Sullivan	46	President, Chief Executive Officer and Director
Howard Hochhauser	38	Chief Financial Officer
Joshua Hanna	37	Senior Vice President and General Manager of International
David Rinn	45	Senior Vice President of Strategy and Corporate Development
William Stern	45	General Counsel and Corporate Secretary
Christopher Tracy	41	Senior Vice President of Operations
Andrew Wait	47	Senior Vice President and General Manager, Family History
Michael Wolfgramm	42	Senior Vice President and Chief Technology Officer
Charles M. Boesenberg	61	Director
David Goldberg	41	Director
Elizabeth Nelson	48	Director
Victor Parker	40	Director
Benjamin Spero	33	Director

Timothy Sullivan has served as our President and Chief Executive Officer and as a director since September 2005. Prior to joining us, Mr. Sullivan was Chief Operating Officer and then President and CEO of Match.com from January 2001 to September 2004. From May 1999 to January 2001, Mr. Sullivan served as Vice President of E-commerce for Ticketmaster Online-Citysearch, Inc. From June 1991 to May 1999, Mr. Sullivan held multiple positions at The Walt Disney Company, including Vice President and Managing Director of Buena Vista Home Entertainment Asia Pacific from July 1997 to May 1999. Mr. Sullivan holds an M.B.A. from Harvard Business School and was a Morehead Scholar at the University of North Carolina at Chapel Hill.

Howard Hochhauser has served as our Chief Financial Officer since January 2009. From May 2000 to December 2008, Mr. Hochhauser held multiple positions at Martha Stewart Living Omnimedia, Inc., most recently serving as Chief Financial Officer from March 2006 to December 2008. He held multiple positions at Bear Stearns & Co. Inc. from September 1996 to May 2000, serving most recently as Vice President Equity Research Analyst. Prior to joining Bear Stearns & Co. Inc., he worked at First Boston and he was a Staff Accountant at KPMG Peat Marwick. Mr. Hochhauser is a Certified Public Accountant and holds an M.B.A. from Columbia University and a B.S. from Boston University.

Joshua Hanna has served as our Senior Vice President and General Manager of International since July 2006. Mr. Hanna held multiple positions with us from November 2001 until July 2006, including Vice President of International Business, Director of International Business, Director of Product Management, Senior Product Manager, and Business Manager. Prior to joining us, he held several marketing and business development roles with Netcentives, Inc. and Cyrk, Inc. Mr. Hanna holds an M.B.A. from Harvard Business School and a B.A. from Dartmouth College.

David Rinn has served as our Senior Vice President of Strategy and Corporate Development since January 2009. Prior to serving in this role, he served as our Chief Financial Officer from June 2004 to January 2009. Prior to joining us in June 2004, Mr. Rinn spent 12 years at Microsoft Corporation, most recently as Chief Financial Officer of the Mobile and Embedded Devices Division. At Microsoft Corporation, he also served as General Manager of Finance and Administration, General Manager, Chief Financial Officer and as a member of the board of directors of HomeAdvisor Technologies (a majority-owned subsidiary of Microsoft Corporation). Other roles at Microsoft

Corporation included Senior Director of Product Group Finance and senior director of Corporate Development. Prior to joining Microsoft, he held various positions at Morgan Stanley. Mr. Rinn holds an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles and a B.A. from Vassar College.

William Stern has served as our General Counsel and Corporate Secretary since July 2009. From October 2005 to July 2009, Mr. Stern held multiple positions at Martha Stewart Living Omnimedia, Inc., most recently serving as the General Counsel and Secretary from September 2008 to July 2009. From October 2002 to September 2005, Mr. Stern was a Principal at Fish & Richardson, PC. Prior to joining Fish & Richardson, PC, he was a Partner at Morrison & Foerster, LLP. Mr. Stern holds an M.B.A. and a J.D. from the University of Chicago and an A.B. from Brown University.

Christopher Tracy has served as our Senior Vice President of Operations since January 2008. Prior to serving in this role, Mr. Tracy served as our Vice President of Member Services from November 2004 to December 2007. From June 2002 to October 2004, Mr. Tracy was a Vice President and General Manager at Time Warner Inc. From April 1999 to January 2002, Mr. Tracy held various leadership positions at Nextcard, Inc. Mr. Tracy holds an M.B.A. from Harvard Business School and a B.S. from California Polytechnic State University.

Andrew Wait has served as our Senior Vice President and General Manager, Family History since March 2006. Prior to joining us, Mr. Wait served as Senior Director of Marketing at Kodak Gallery from October 2003 to January 2006. From January 2000 to October 2003, he was the Senior Director of Marketing for EarthLink, Inc.’s PeoplePC Brand. Prior to joining Earthlink, he held various marketing positions with Pacific Bell Telephone Company/SBC Communications Inc., Bank of America Corporation and Hilton Hotels Corporation. Mr. Wait holds an M.I.B.A. (Master of International Business Administration) from Saint Mary’s College and a B.A. from the University of California, Berkeley.

Michael Wolfgramm has served as our Senior Vice President and Chief Technology Officer since February 2009. Mr. Wolfgramm held multiple positions with us from June 1999 until February 2009, including Senior Vice President of Technology, Vice President of Development and Senior Director of Development. Prior to joining us, from March 1997 to June 1999, Mr. Wolfgramm served as Senior Director of Development and Senior Architect at Open Market Inc. Mr. Wolfgramm holds a B.S. in Computer Science from Brigham Young University.

Charles M. Boesenberg has served as one of our directors since July 2006. From January 2002 to June 2006, Mr. Boesenberg served as the President and Chief Executive Officer at NetIQ Corporation and he also served as the Chairman of the board of directors at NetIQ Corporation from August 2002 to June 2006. From March 2000 to December 2001, Mr. Boesenberg served as the President of Post PC Ventures, a management and investment group. Mr. Boesenberg serves on the board of directors of Silicon Graphics International Corp., Keynote Systems, Inc. and Callidus Software. Mr. Boesenberg holds an M.S. in Business Administration from Boston University and a B.S. from Rose Hulman Institute of Technology.

David Goldberg has served as one of our directors since February 2008. Since April 2009, Mr. Goldberg has served as the Chief Executive Officer of SurveyMonkey.com LLC. From May 2007 to April 2009, Mr. Goldberg was an Entrepreneur in Residence with Benchmark Capital. From August 2001 to May 2007, Mr. Goldberg was the head of global music operations at Yahoo! Inc. From February 1994 to August 2001, Mr. Goldberg was Chairman and Chief Executive Officer of Launch Media Inc. Mr. Goldberg holds an A.B. from Harvard University.

Elizabeth Nelson has served as one of our directors since July 2009. From July 1996 to December 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer at Macromedia Inc. Currently, Ms. Nelson serves on the board of directors of Autodesk, Inc., SuccessFactors, Inc. and Greenbox Technology, Inc. Ms. Nelson holds an M.B.A. in Finance with distinction from the Wharton School at the University of Pennsylvania and a B.S. from Georgetown University.

Victor Parker has served as one of our directors since 2003. Mr. Parker is a Managing Director of Spectrum Equity Investors and joined the firm in September 1998. He was previously at ONYX Software and was an associate at Summit Partners from October 1992 to June 1996. Mr. Parker serves on the board of directors of Demand Media, Inc., NetQuote, Inc. and SurveyMonkey, LLC. He holds an M.B.A. from Stanford Graduate School of Business and a B.A. from Dartmouth College.

Benjamin Spero has served as one of our directors since December 2007. Mr. Spero joined Spectrum Equity Investors (a majority stockholder in the company) in January 2001 and currently is a Principal. Prior to joining Spectrum Equity Investors, Mr. Spero was the co-founder of TouchPak, Inc. Before joining TouchPak, Inc., Mr. Spero was a strategy consultant at Bain & Company. Mr. Spero serves on the board of directors of SurveyMonkey, LLC, iPay Technologies, LLC, NetQuote Inc., and Mortgagebot, LLC. Mr. Spero holds a B.A. from Duke University.

Structure of the Board of Directors

Our board of directors currently consists of six members.

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon consummation of the offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the board of directors. We believe that three of our directors are independent as required by the rules of the Nasdaq Stock Market: Charles M. Boesenberg, our lead independent director, David Goldberg and Elizabeth Nelson. We intend that a majority of our directors will be independent within 12 months after listing on the Nasdaq Global Select Market, as required by the rules of that exchange.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Corporate Governance

We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the time of this offering. We believe these initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

We expect our board of directors to adopt a code of business conduct, effective upon consummation of the offering, that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	fair employment practices;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Stock Market and SEC rules and regulations that will become applicable to us upon consummation of the offering. We intend to comply with the requirements of the Nasdaq Stock Market with respect to committee composition of independent directors as they become applicable to us. Each committee has the composition and responsibilities described below.

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and take those actions as it deems necessary to satisfy itself that the accountants are independent of management.

The members of this committee are Charles M. Boesenberg, Elizabeth Nelson and Benjamin Spero, with Ms. Nelson serving as the chairperson of the committee. We believe that Mr. Boesenberg and Ms. Nelson are independent directors, as defined under the rules of the Nasdaq Stock Market and Rule 10A-3 of the Exchange Act. We believe that each member of our audit committee meets the requirements for financial literacy. Mr. Boesenberg and Ms. Nelson are our audit committee financial experts, as defined under applicable SEC rules. Effective upon consummation of the offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee

The compensation committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change of control or similar agreements with these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee. The compensation committee will also prepare a report on executive compensation, as required by the SEC rules, to be included in our annual report and annual proxy statement.

The members of our compensation committee are Charles M. Boesenberg, Victor Parker and Elizabeth Nelson, with Mr. Boesenberg serving as the chairperson of the committee. We believe that Ms. Nelson and Mr. Boesenberg are independent directors under the applicable rules and regulations of the SEC, the Nasdaq Stock Market and the Internal Revenue Code. Effective upon the consummation of the offering, the compensation committee will operate under a written charter that satisfies the applicable standards of the Nasdaq Stock Market.

Compensation Committee Interlocks and Insider Participation

Prior to June 2009, our compensation committee consisted of Victor Parker, Charles M. Boesenberg and David Goldberg. None of the members of our compensation committee is an officer or employee of the company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Mr. Parker may be deemed to have an interest in the following transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act:

Contribution agreement.  As part of the Spectrum investment, we entered into a Contribution Agreement with Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities affiliated with Crosslink Ventures Fund, Timothy Sullivan, W Capital Partners II, L.P. and Sorenson Media, Inc., among other individuals and entities (collectively, the “Contributors”). Pursuant to this agreement, the Contributors transferred and assigned to the company certain shares of the predecessor’s capital stock and certain amounts of cash and, in exchange, the company issued certain amounts of shares of the company’s common stock to the Contributors. With respect to the exchange of certain shares of the predecessor’s capital stock, the transaction qualified as an exchange of property for equity interests pursuant to Section 351 of the Internal Revenue Code. Spectrum, entities associated with Crosslink Ventures Fund, W Capital Partners II, L.P. and Sorenson Media, Inc. are our related persons because each of them, in some cases together with its respective affiliates, owns more than 5% of our outstanding shares. Mr. Sullivan is a related person because he is a director and executive officer of the company. Our directors Victor Parker and Benjamin Spero are associated with Spectrum and may therefore be deemed to have an interest in the agreements described below that we have entered into with Spectrum. The total value of the cash and shares contributed pursuant to the Contribution Agreement was $205.5 million. Spectrum and its affiliated entities contributed cash and equity with an aggregate value of $138.6 million.

Merger agreement.  As part of the Spectrum investment, we entered into an Agreement and Plan of Merger with Generations Holding, Inc. (now Ancestry.com Inc.), Haley Acquisition Corporation, The Generations Network, Inc., and David C. Moon. Pursuant to the agreement, at the effective time of the merger, The Generations Network, Inc. (now Ancestry.com Operations Inc.) became a wholly-owned subsidiary of Generations Holding, Inc. As a result of the Spectrum investment, Spectrum Equity Investors V, L.P. and certain of its affiliated entities, collectively, acquired 51,335,080 shares of our common stock, which represent approximately 67% of the outstanding common stock of the company as of June 30, 2009. The total purchase price for the acquisition was $354.8 million. The dollar value of Spectrum’s interests in the Merger Agreement are the same as the dollar value of their interests in the Contribution Agreement as described above.

Stockholders agreement.  As part of the Spectrum investment, we entered into a Stockholders Agreement with Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities affiliated with Crosslink Ventures Fund, Timothy Sullivan, W Capital Partners II, L.P. and Sorenson Media, Inc., among other individuals and entities. The agreement establishes the composition of the company’s board of directors and contains certain rights and restrictions with respect to the transfer of shares of our capital stock. Prior to the completion of this offering, Spectrum Equity Investors V, L.P. and certain of its affiliated entities had the right to appoint or nominate three of our directors. This right terminates upon completion of this offering. All three of these appointees will remain on our board following this offering, but we are under no contractual obligation to retain them.

Registration rights.  As part of the Spectrum investment, Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities associated with Crosslink Ventures Fund, Sorenson Media, Inc., W Capital Partners II, L.P. and Timothy Sullivan, and certain other holders of our stock have registration rights with respect to shares of capital stock that they hold.

Demand registration rights.  At any time, the holders of a majority of the registrable securities held by Spectrum Equity Investors V, L.P. and certain of its affiliated entities, collectively (the “Spectrum registrable securities”), may request registration under the Securities Act of all or part of their registrable securities on a Registration Statement on Form S-l or any similar long-form registration statement or. if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. The holders of a majority of the Spectrum registrable securities will be entitled to request three long-form registrations in which the company will pay all registration expenses. In addition, the holders of a majority of the Spectrum registrable securities will be entitled to request an unlimited number of short-form registrations in which the company will pay all registration expenses. However, the aggregate offering value of the registrable securities requested to be registered by Spectrum Equity Investors V, L.P. and certain of its affiliated entities in any short-form registration must equal at least $1,500,000 in the aggregate.

The company will not be obligated to effect any demand registration within three months after the effective date of a previous demand registration. Moreover, the company may postpone for up to three months the filing of a registration statement for a demand registration if the company’s board of directors determines in its reasonable good faith judgment and the holders of at least a majority of the Spectrum registrable securities agree that such demand registration would reasonably be expected to have a material adverse effect on any proposal by the company to engage in a merger, consolidation or similar transaction. The company may delay a demand registration in this manner only once in every 12-month period.

Piggyback registration rights.  If we register any securities for public sale after this offering, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to certain exceptions. For example, if the piggyback registration is an underwritten primary offering and the managing underwriters advise the company that, in their opinion, the number of securities requested to be included in the offering exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, the company is required to include in the offering (i) first, the securities the company proposes to sell, (ii) second, the registrable securities requested to be included in such registration, pro rata among the holders of such registrable securities on the basis of the number of registrable securities owned by each such holder and (iii) third, any other securities requested to be included in such registration pro rata among those holders on the basis of the number of such securities owned by each such holder. The registration expenses of the holders of registrable securities will be paid by us in all piggyback registrations, regardless of whether such registration is consummated.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was established in July 2009 and is responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

The members of our nominating and corporate governance committee are Victor Parker, Charles M. Boesenburg and David Goldberg, with Mr. Boesenburg serving as chairperson of the committee. We believe that Mr. Boesenburg and Mr. Goldberg are independent directors under the applicable rules and regulations of the Nasdaq Stock Market. Effective upon the consummation of the offering, the nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of the Nasdaq Stock Market.

Compensation of the Board of Directors

We do not currently provide any cash compensation generally to our non-employee directors, except that we have entered into a letter agreement with Charles M. Boesenberg dated June 5, 2006, pursuant to which Mr. Boesenberg is entitled to receive an annual cash retainer in the amount of $15,000 for service as a member of the board of directors and an additional annual cash retainer in the amount of $10,000 for service as chairperson of the audit committee of the board of directors. From time to time, we have granted stock options to our non-employee directors as compensation for their services, but in the past have not had a formal policy in place with respect to such awards. Effective July 2009, our non-employee directors are entitled to receive a $30,000 annual fee. The audit committee chairperson will receive an annual fee of $13,000 and members of the audit committee will receive an annual fee of $5,000. The compensation committee chairperson will receive a $10,000 annual fee and members of the compensation committee will receive a $4,000 annual fee. The chairperson of the nominating and corporate governance committee will receive a $5,000 annual fee and members of the nominating and corporate governance committee will receive a $2,000 annual fee. New directors will generally receive a grant of 150,000 options vesting over four years. There are currently no equity ownership requirements or guidelines that any of our non-employee directors must meet or maintain.

The following table provides information concerning the compensation paid by us to each of our non-employee directors for the year ended December 31, 2008. Mr. Sullivan is compensated for his service as an employee and does not receive any additional compensation for his service on our board.

Director Compensation for Year 2008

	Fees Earned or	Option
Name	Paid in Cash	Awards(1)(2)	Total

Charles M. Boesenberg(3)	$25,000	$72,959	$97,959
David Goldberg(4)	—	39,438	39,438
Elizabeth Nelson(5)	—	—	—
Victor Parker	—	—	—
Benjamin Spero	—	—	—

(1)	The amounts included in the “Option Awards” column do not reflect compensation actually received by the director but represent the compensation cost that was recognized by us in the year ended December 31, 2008, determined in accordance with SFAS No. 123(R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The valuation assumptions used in determining such amounts are described in Note 8 to our consolidated financial statements and the related notes included elsewhere in this prospectus.
(2)	The valuation assumptions used in determining the grant date estimated fair values for the options granted to Mr. Boesenberg and Mr. Goldberg are described in Note 8 to our consolidated financial statements and the related notes included elsewhere in this prospectus.
(3)	On March 27, 2008, we granted Mr. Boesenberg an option to purchase 323,741 shares of our common stock having an exercise price per share equal to $2.70 and a grant date fair value of $358,543. As of December 31, 2008, Mr. Boesenberg held options to acquire 498,741 shares of our common stock.
(4)	On March 27, 2008, we granted Mr. Goldberg an option to purchase 175,000 shares of our common stock having an exercise price per share equal to $2.70 and a grant date fair value of $193,813. As of December 31, 2008, Mr. Goldberg held options to acquire 175,000 shares of our common stock.
(5)	On July 20, 2009, we granted Ms. Nelson an option to purchase 175,000 shares of common stock having an exercise price per share equal to $4.27 per share.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section explains how our executive compensation programs are designed and operate with respect to our named executive officers listed in the Summary Compensation Table below. Our named executive officers in 2008 were Timothy Sullivan, President and Chief Executive Officer; Andrew Wait, Senior Vice President and General Manager, Family History; Joshua Hanna, Senior Vice President and General Manager of International; David Rinn, Senior Vice President of Strategy and Corporate Development (during 2008, Mr. Rinn served as our Chief Financial Officer); and Michael Wolfgramm, Senior Vice President and Chief Technology Officer. Our current Chief Financial Officer is Howard Hochhauser, who joined us on January 12, 2009.

Executive Summary

Our compensation strategy focuses on providing a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also be utilized as a tool to communicate and align employee contributions with our objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

Compensation for our named executive officers consists of the elements identified in the following table.

Compensation Element	Objective

Base salary	To recognize ongoing performance of job responsibilities and as a necessary tool in attracting and retaining employees.
Annual performance-based cash compensation	To re-emphasize corporate objectives and provide additional reward opportunities for our named executive officers (and employees generally) when key business objectives are met.
Long-term equity incentive compensation	To reward increases in stockholder value and to emphasize and reinforce our focus on team success.
Severance and change of control benefits	To provide income protection in the event of involuntary loss of employment and to focus named executive officers on stockholder interests when considering strategic alternatives.
Retirement savings (401(k)) plan	To provide retirement savings in a tax-efficient manner.
Health and welfare benefits	To provide a basic level of protection from health, dental, life, and disability risks.

Each of the elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the compensation objectives described above. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation.

Determining Executive Compensation

Mr. Sullivan, our President and Chief Executive Officer, has historically reviewed the performance of each named executive officer other than himself, and based on this review and the factors described below, made recommendations to the board of directors with respect to each named executive officer’s total compensation package. Historically, the board of directors has made the final determination with regard to the total compensation package for our named executive officers, including Mr. Sullivan. Upon consummation of this offering, we anticipate that the compensation committee, rather than the full board of directors, will take on the responsibility for this annual review and decision-making process.

In determining base salary and target annual performance-based cash compensation, we use each named executive officer’s current level of compensation as the starting point. We base any adjustments to those levels primarily on the experience of the members of our board of directors in our industry and their review of anonymous private company compensation surveys, the individual’s performance and internal pay equity considerations. In reviewing individual performance, we consider our financial results, including departmental results as applicable, as compared to our internal operating plan for the year as well as a subjective, qualitative review of each named executive officer’s contribution to the success of the business. We do not assign a specific weight to any single factor in evaluating individual performance and historically have not established annual performance objectives by which to measure individual performance. We have not historically benchmarked compensation (either on an aggregate or element-by-element basis) to specific levels relative to peer companies or external market compensation data. We anticipate that, in the future, we will target the base salary range at the 50th percentile relative to available survey data in establishing base salary ranges for specific positions. In addition, we have not historically targeted a specific mix between fixed and variable compensation, cash and equity incentive awards, or long-term and short-term compensation. Our mix of compensation elements is simply designed to reward recent results and motivate long-term performance through a combination of short-term cash and long-term equity incentive awards.

In connection with this offering, our board of directors engaged Compensia, Inc., an independent compensation consultant, to review our compensation program for our named executive officers. Based on Compensia’s review of severance and change of control practices at similarly-sized publicly-traded technology companies, we entered into amended and restated employment letters with each of our executive officers as described in more detail below under “— Elements of Compensation — Severance and Change of Control Arrangements.”

Elements of Compensation

Base salaries.  In general, base salaries for our named executive officers were initially established through arm’s-length negotiations at the time the individual was hired, taking into account anonymous private company compensation surveys and internal pay equity considerations, as well as the individual’s qualifications and experience. Base salaries of our named executive officers are reviewed and approved annually by our board of directors during the first quarter of each year, and adjustments to base salaries are based on his or her performance, as well as anonymous private company compensation surveys and internal pay equity considerations. In addition, with respect to Mr. Wait’s base salary adjustment in 2008 we took into account the magnitude of his responsibilities relative to the company as a whole and his performance, as well as Mr. Wait’s base salary level as compared to that of peer executives at the company. In making decisions regarding salary adjustments, we also draw upon the experience that members of our board of directors have within our industry. We do not assign a specific weight to any single factor in making decisions regarding base salary adjustments. Based on these factors, in 2008 the base salaries for our named executive officers were increased as follows:

Named Executive Officer	Base Salary Increase

Timothy Sullivan	—
Andrew Wait	$25,500
Joshua Hanna	$6,000
David Rinn	$11,750
Michael Wolfgramm	$5,000

In addition to the adjustments described above, as part of his expatriate arrangement (described in more detail below under “— Other Compensation Practices and Polices — Perquisites and Personal Benefits”), Mr. Hanna received a 5% increase in his base salary for the term of his expatriate assignment in recognition of the differential in the costs of goods and services in the United Kingdom.

Annual performance-based cash compensation.  The named executive officers, as well as other executives and key employees, participate in our annual Performance Incentive Program, which provides an opportunity to earn a cash bonus upon achievement of performance objectives approved by our board of directors. This program was established to further align individual goals with corporate and business unit goals and to increase focus on executing key business deliverables.

Target bonuses.  As with base salaries, the target annual incentive compensation opportunities (generally expressed as a percentage of base salary) for our named executive officers were initially established through arm’s-length negotiations at the time the individual was hired, taking into account anonymous private company compensation surveys and internal pay equity considerations, as well as the individual’s qualifications and experience. Along with base salaries, annual incentive compensation targets are reviewed and approved annually by the board of directors during the first quarter of each year. Adjustments to annual incentive compensation targets are based on individual performance, as well as anonymous private company compensation surveys and internal pay equity considerations. In making decisions regarding adjustments to annual incentive compensation targets, we also draw upon the experience that members of our board of directors have within our industry. We do not assign a specific weight to any single factor in making decisions regarding adjustments to annual incentive compensation targets. For 2008, the annual incentive compensation targets for our named executive officers under the Performance Incentive Program were as follows:

Named Executive Officer	Target Bonus (% of base salary)

Timothy Sullivan	85.7% + an additional $50,000
Andrew Wait	40% + an additional $50,000
Joshua Hanna	50%
David Rinn	50%
Michael Wolfgramm	40%

None of our named executive officers received an increase in target annual incentive compensation for 2008. However, as noted in the table above, for 2008, Mr. Sullivan and Mr. Wait were eligible to receive an additional bonus under the Performance Incentive Program with the target for that additional bonus set at $50,000. The additional incentive opportunity was afforded to Mr. Sullivan and Mr. Wait due to their strong performance in 2007, internal pay equity considerations and to create an additional incentive to achieve increased performance objectives in 2008. For fiscal 2009, our board adjusted the target bonus for certain named executive officers. See “— Narrative Disclosure to Summary Compensation Table for the Year ended December 31, 2008 and Grants of Plan-Based Awards in Year 2008 Table.”

Bonus determinations.  Under the Performance Incentive Program, each year (generally during the first quarter) the board of directors establishes company-wide financial performance objectives, which serve as the basis for determining the amount of bonuses to be paid under the program. For 2008, the board of directors established three such performance objectives tied to our billings, revenues and adjusted EBITDA. The board of directors determines target levels for each of these goals in consultation with management and taking into account our performance for the immediately preceding year. The target levels for each of these goals established by the board of directors for 2008 each represented a significant increase over our actual performance in 2007. Beginning in 2009, the board of directors established performance objectives tied to revenues, adjusted EBITDA and free cash flow.

After the end of each year, the board of directors reviews our performance with respect to the performance objectives and determines the amount of bonuses to be paid under the program as a whole. We must achieve at least 90% of the target level for each objective for bonuses to be paid under the program; performance at the 90% level with respect to each objective would result in bonus payouts to the named executive officers at no more than 70% of the named executive officers’ individual target bonus opportunity. The maximum bonus payout to a named executive officer under the program is 130% of the named executive officers’ individual target bonus opportunity, which could only occur if we achieved at least 110% of target with respect to each objective. We expect the criteria for bonuses in 2009 to be generally consistent with 2008.

After determining the overall amount of bonuses to be paid under the Performance Incentive Program for the year, the board of directors determines the actual bonus payouts to each named executive officer based on its subjective determinations of each individual’s overall performance and contribution during the year (taking into account applicable financial results as compared to our internal operating plan for the year as well as a subjective, qualitative review of each named executive officer’s contribution to the success of the business), internal pay equity considerations, and, with respect to each named executive officer other than Mr. Sullivan, the recommendations of our President and Chief Executive Officer.

Based on our strong performance in 2008 and the individual contributions of each of our named executive officers, the board of directors awarded the named executive officers bonuses for 2008 in the amounts disclosed in “Summary Compensation Table For Year Ended December 31, 2008.” In December 2008, we also paid a bonus equal to 2% of salary to a majority of our employees, including the named executive officers other than Mr. Sullivan.

Long-term equity incentive compensation.  Our named executive officers are eligible to receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers with the interests of our stockholders and to emphasize and reinforce our focus on team success. Historically, our long-term equity-based incentive compensation awards have been made solely in the form of stock options subject to vesting based on continued employment. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time.

All stock option awards are approved by the board of directors. In determining the size of a stock option grant, the board of directors takes into account individual performance (generally consisting of financial performance as compared to our internal operating plan for the year as well as a subjective, qualitative review of each named executive officer’s contribution to the success of the business), internal pay equity considerations and the value of existing long-term incentive awards. Each named executive officer received an initial grant of stock options in connection with the commencement of his employment. Our named executive officers and other employees are also eligible to receive additional or “refresher” grants from time to time. We do not have a set program for the award of refresher grants, and our board of directors retains discretion to make stock option awards to employees at any time.

The exercise price of each stock option grant is generally the estimated fair value of our common stock on the grant date. Historically, the determination of the appropriate estimated fair value was made by the board of directors based on its consideration of numerous objective and subjective factors, including but not limited to arm’s-length sales of our common stock in privately negotiated transactions, valuations of our common stock, our stage of development and financial position and our future financial projections.

Stock option awards to our named executive officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of grant, and the remainder of the shares underlying the option vest in equal monthly installments of 1/48th of the number of shares underlying the option over 36 months thereafter. We believe this vesting schedule appropriately encourages long-term employment with our company, while allowing our executives to realize compensation in line with the value they have created for our stockholders.

Based on these factors, in 2008 the board of directors granted stock options to the named executive officers as set forth below in “— Grants of Plan-Based Awards for Year 2008.”

Severance and change of control arrangements.  Pursuant to employment letters entered into at the time of their initial hire, each of our named executive officers is eligible for severance benefits consisting of base salary continuation and paid COBRA coverage for a specified period of time (ranging from three to six months) if his employment is terminated by us without cause or if the executive resigns for good reason. We provide these benefits to promote retention and ease the consequences to the executive of an unexpected termination of employment.

The employment letters with each of our named executive officers also provide for accelerated vesting of a portion of the executive’s then outstanding stock options in the event the executive is terminated by us without cause or resigns for good reason, in each case, within 12 months following a change of control. These arrangements are intended to preserve morale and productivity and encourage retention in the face of the disruptive impact of a change of control and to allow them to focus on the value of strategic alternatives to stockholders without concern for the impact on their continued employment, as each of their offices is at heightened risk of turnover in the event of a change of control.

As noted above, effective as of July 20, 2009, we entered into amended and restated employment letters with each of the named executive officers. Based on Compensia’s review of severance and change of control practices at similarly-sized publicly-traded technology companies, the board of directors approved the following changes to the severance and change of control benefits provided to the named executive officers under the employment letters:

•	The period during which the executive would be entitled to base salary continuation and paid COBRA coverage was increased to six months for all of the named executive officers whose employment letters previously provided for a shorter severance period.

•	In addition to base salary continuation and paid COBRA coverage, upon a termination without cause or resignation for good reason each executive will also be entitled to an additional severance payment equal to 80% of the executive’s average annual bonus payment over the preceding two years, prorated based on the number of months the executive was employed by us in the year of termination.

•	In the event of a termination without cause or resignation for good reason within three months before or 12 months after a change of control, the portion of the executive’s then unvested options that will accelerate was increased to 50% for each of the executives other than (i) Mr. Sullivan, for whom the percentage was increased to 100%, and (ii) Mr. Rinn, whose previous and new employment letters provide for 75% vesting acceleration upon such a termination of employment.

Please refer to the discussion below under “— Potential Payments upon Termination or Change of Control” for a more detailed discussion of our severance and change of control arrangements.

Employee benefits.  Our named executive officers are eligible for the same benefits available to our employees generally. These include participation in a tax-qualified 401(k) plan and group life, health, dental, and disability insurance plans. The type and extent of benefits offered are intended to be competitive within our industry.

Other Compensation Practices and Policies

Perquisites and personal benefits.  As noted above, our named executive officers are eligible to participate in the same benefits as those offered to all full time employees and, except for requirements unique to Mr. Hanna’s expatriate assignment and relocation benefits provided to certain new hires, we do not have any programs for providing material personal benefits or executive perquisites to our named executive officers.

We have entered into an expatriate agreement with Mr. Hanna as a result of arm’s-length negotiation at the time he agreed to relocate to London in January 2005. The benefits provided under this arrangement are designed to cover the cost of relocation, family travel, housing, and the differential in the cost of goods, services and education in the United Kingdom. We also provide tax equalization to ensure that Mr. Hanna pays no more or less tax on his base salary and annual cash incentive compensation than he would have paid had he remained in the United States. In addition, we reimburse Mr. Hanna for the cost of tax preparation due to the nature of his expatriate assignment. Under the July 20, 2009 amendment and restatement of Mr. Hanna’s employment letter, in lieu of certain allowances previously paid and expenses previously reimbursed by the company, Mr. Hanna is instead entitled to an annual expatriate allowance of £125,000, along with the tax equalization benefits and tax preparation assistance described herein, as well as travel reimbursement for emergency leave due to serious illness or death in the immediate family.

Stock ownership guidelines.  There are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Policy regarding the timing of equity awards.  As a privately owned company, there has been no market for our common stock. Accordingly, in 2008, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company.

Policy regarding restatements.  We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, the board of directors or compensation committee thereof would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement.

Tax deductibility.  Our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the compensation committee of our board of directors will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Tabular Disclosure Regarding Executive Compensation

The following tables provide information regarding the compensation awarded to or earned during our fiscal year ended December 31, 2008 by our chief executive officer, chief financial officer and the three other most highly compensated executive officers (collectively referred to herein as the “named executive officers”).

Summary Compensation Table For Year Ended December 31, 2008

						Non-Equity
					Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary		Bonus	Awards(1)	Compensation(2)	Compensation(3)	Total

Timothy Sullivan President and Chief Executive Officer	2008	$350,000		$—	$1,486,665	$402,500	$3,317	$2,242,482
Andrew Wait Senior Vice President and General Manager, Family History	2008	245,000		4,900	328,429	197,225	3,317	778,871
Joshua Hanna Senior Vice President and General Manager of International	2008	211,050	(4)	4,020	179,547	115,575	709,698 (5)	1,219,890
David Rinn Senior Vice President of Strategy and Corporate Development; former Chief Financial Officer(6)	2008	246,960		4,939	223,705	142,000	3,321	620,925
Michael Wolfgramm Senior Vice President and Chief Technology Officer	2008	205,000		4,100	165,787	95,000	3,288	473,175

(1)	The amounts included in the “Option Awards” column do not reflect compensation actually received by the named executive officer but represent the compensation cost that was recognized by us in the year ended December 31, 2008, determined in accordance with SFAS No. 123(R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The valuation assumptions used in determining such amounts are described in Note 8 to our consolidated financial statements included in this prospectus.
(2)	The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect cash bonuses paid pursuant to our Performance Incentive Program for 2008, as described in “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Annual Performance-Based Cash Compensation” above. For more information, see “Grants of Plan-Based Awards for 2008” below.
(3)	Other than with respect to Mr. Hanna, these amounts consist solely of matching contributions under our 401(k) plan and life insurance premiums paid by us.
(4)	A portion of Mr. Hanna’s base salary was paid in British pounds rather than United States dollars.
(5)	This amount includes a cost of living allowance of $41,500, tax equalization payments of $495,673, a housing allowance of $90,119, a car allowance, reimbursement of household maintenance expenses of $25,440, spousal travel, reimbursement of educational expenses, and reimbursement for tax preparation expenses, all provided in connection with Mr. Hanna’s expatriate assignment in London along with matching contributions under our 401(k) plan and life insurance premiums paid by us. The value of reimbursements paid in British pounds rather than United States dollars were converted to United States dollars based upon the exchange rates at the time of reimbursement.
(6)	Mr. Rinn served as our Chief Financial Officer until January 12, 2009.

Grants of Plan-Based Awards for Year 2008

					All Other
					Stock	Exercise
					Awards:	or Base	Grant Date
		Estimated Future Payouts			Number of	Price of	Fair Value of
		Under Non-Equity			Securities	Options	Stock and
	Grant	Incentive Plan Awards(1)			Underlying	Awards,	Option
Name	Date	Threshold	Target	Maximum	Options(2)	per share	Awards(3)

Timothy Sullivan	—	$245,000	$350,000	$455,000	—	$—	$—
	3/27/2008	—	—	—	750,000	2.70	830,625
Andrew Wait	—	103,600	148,000	192,400	—	—	—
	3/27/2008	—	—	—	500,000	2.70	553,750
Joshua Hanna	—	70,350	100,500	130,650	—	—	—
	3/27/2008	—	—	—	500,000	2.70	553,750
David Rinn	—	86,436	123,480	160,524	—	—	—
	3/27/2008	—	—	—	100,000	2.70	110,750
	7/30/2008	—	—	—	150,000	2.70	170,685
Michael Wolfgramm	—	57,400	82,000	106,600	—	—	—
	3/27/2008	—	—	—	700,000	2.70	775,250

(1)	Amounts reported represent the potential performance-based incentive cash payments each executive could earn pursuant to the Performance Incentive Program for 2008, as described in “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Annual Performance-Based Cash Compensation” above. At the time of grant, the incentive payments could range from the threshold amounts to the maximum amounts indicated. The actual amounts earned for 2008 are set forth in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above.
(2)	Reflects shares of common stock underlying option awards granted in 2008 under the Generations Holding, Inc. 2008 Stock Purchase and Option Plan. The options vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of grant, and the remainder of the shares underlying the option vest in equal monthly installments over 36 months thereafter.
(3)	The grant date fair value of option awards is determined in accordance with SFAS No. 123(R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. This grant date fair value is expensed over the vesting period of the awards in accordance with SFAS No. 123(R) and is reflected in the Summary Compensation Table in the year it is expensed. The valuation assumptions used in determining such amounts are described in Note 8 to our consolidated financial statements included in this prospectus. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Narrative Disclosure to Summary Compensation Table for Year Ended December 31, 2008 and Grants of Plan-Based Awards in Year 2008 Table

Certain elements of compensation set forth in the Summary Compensation Table for Year Ended December 31, 2008 and Grants of Plan-Based Awards for Year 2008 table reflect the terms of employment letter agreements between us and each of the named executive officers.

Timothy Sullivan.  We are a party to an employment letter agreement with Mr. Sullivan. The agreement, as amended and restated as of July 20, 2009, provides for a base salary of $350,000 per year, and for Mr. Sullivan’s participation in our annual Performance Incentive Program at an annual target bonus of at least 100% of his base salary (which target bonus, in 2008, was 85.7% of his base salary plus an additional $50,000).

Andrew Wait.  We are a party to an employment letter agreement with Mr. Wait. The agreement, as amended and restated as of July 20, 2009, provides for a base salary of $245,000 per year, and for Mr. Wait’s participation in our annual Performance Incentive Program at an annual target bonus of at least 60% of his base salary (which target bonus, under the terms of his prior letter agreement, was 40% of his base salary and increased by an additional $50,000 for 2008).

Joshua Hanna.  We are a party to an employment letter agreement with Mr. Hanna. The agreement, as amended and restated as of July 20, 2009, provides for a base salary of $220,000 per year (which base salary is payable 70% in US dollars and 30% in British pounds during the term of his expatriate assignment in London, United Kingdom), and for Mr. Hanna’s participation in our annual Performance Incentive Program at an annual target bonus of at least 60% of his base salary. In addition, the letter agreement, prior to the July 2009 amendment and restatement, provided Mr. Hanna with certain expatriate benefits described in more detail in the Compensation Discussion and Analysis above. As described in more detail in the Compensation Discussion and Analysis above, other than tax equalization benefits, tax preparation assistance, and emergency leave, these benefits have been replaced in Mr. Hanna’s amended and restated letter agreement with an annual expatriate allowance of £125,000. Mr. Hanna’s letter agreement further provides that at the conclusion of Mr. Hanna’s expatriate assignment we will pay or reimburse Mr. Hanna for relocation costs incurred in his repatriation to the United States.

David Rinn.  We are a party to an employment letter agreement with Mr. Rinn. The agreement, as amended and restated as of July 20, 2009, provides for a base salary of $246,960 per year, and for Mr. Rinn’s participation in our annual Performance Incentive Program at an annual target bonus of at least 50% of his base salary.

Michael Wolfgramm.  We are a party to an employment letter agreement with Mr. Wolfgramm. The agreement, as amended and restated as of July 20, 2009, provides for a base salary of $220,000 per year, and for Mr. Wolfgramm’s participation in our annual Performance Incentive Program at an annual target bonus of at least 40% of his base salary.

Howard Hochhauser.  In addition to the above described employment letters with our named executive officers, we have also entered into, as of July 20, 2009, a substantially similar letter agreement with Howard Hochhauser, our current Chief Financial Officer. Mr. Hochhauser was not a named executive officer in 2008, as he commenced employment with us on January 12, 2009. The employment letter agreement with Mr. Hochhauser provides for a base salary of $275,000 and for Mr. Hochhauser’s participation in our annual Performance Incentive Program at an annual target bonus of at least 75% of his base salary. The employment letter agreement with Mr. Hochhauser provides that we will reimburse him (on an after tax basis) for reasonable expenses incurred in connection with his relocation to Utah. In connection with his commencement of employment Mr. Hochhauser was awarded a sign on bonus of $280,000 and granted options to acquire 1,000,000 shares of our common stock at an exercise price equal to the estimated fair value of the shares on the date of grant, which options vest in accordance with the standard vesting schedule described above.

Outstanding Equity Awards at Year-End 2008

	Option Awards(1)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name	Exercisable	Unexercisable	Price	Date

Timothy Sullivan	3,250,072	749,928	$2.30	11/15/2015
	—	750,000	2.70	3/27/2018
Andrew Wait	275,005	124,995	2.30	3/30/2016
	151,044	98,956	2.30	7/27/2016
	—	500,000	2.70	3/27/2018
Joshua Hanna	20,000 (2)	—	2.30	12/2/2014
	36,459	13,541	2.30	2/14/2016
	90,626	59,374	2.30	7/27/2016
	—	500,000	2.70	3/27/2018
David Rinn	308,340	91,660	2.30	11/15/2015
	1,000,000 (2)	—	2.30	6/18/2012
	93,752	6,248	2.30	3/15/2013
	—	100,000	2.70	3/27/2018
	—	150,000	2.70	7/30/2018
Michael Wolfgramm	5,213	—	0.35	3/11/2013
	37,500	2,500	2.30	3/15/2013
	—	700,000	2.70	3/27/2018

(1)	Unless otherwise indicated, these stock options were granted on the date ten years prior to the expiration date and become vested over a four-year period following the grant date with 25% of the shares underlying the option becoming vested on the first anniversary of the date of grant, and the remainder of the shares underlying the option becoming vested in equal monthly installments over the 36 months thereafter.
(2)	These stock options were all fully vested as of December 31, 2008.

Potential Payments upon Termination or Change of Control

The information below describes certain compensation that would have become payable under existing plans and contractual arrangements assuming a termination of employment and/or change of control had occurred on December 31, 2008 based upon the estimated fair value of our common stock on that date of $2.75, given the named executive officers’ compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment letters.  As of December 31, 2008, we had entered into employment letters with each of the named executive officers. Each of these employment letters provided that if we terminated the executive’s employment without Cause, and in certain cases if the executive terminated his employment for Good Reason, the executive would be entitled to receive severance benefits consisting of base salary continuation and, except for Mr. Hanna, paid COBRA coverage for a period of either three months (in the case of Mr. Wait and Mr. Wolfgramm) or six months (in the case of Mr. Sullivan and Mr. Rinn). The employment letters with Mr. Sullivan and Mr. Rinn each provided that if we terminated the executive’s employment without Cause or the executive resigned for Good Reason within 12 months following a Change of Control, each such executive would be entitled to accelerated vesting of 75% of the executive’s then unvested stock options. The employment letter with Mr. Wait provided that if we terminated the executive’s employment without Cause within 12 months following a Change of Control, the executive would be entitled to accelerated vesting of 50% of the executive’s then unvested stock options. In addition, the employment letter with Mr. Hanna also provided for certain relocation benefits and additional three months of base salary continuation upon return to the United States.

The table below sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive’s employment had terminated on December 31, 2008 and/or that a Change of Control had also occurred on that date. These figures are based on the employment letters in effect on December 31, 2008 and do not reflect the additional severance and change of control benefits provided under the amended and restated employment letters entered into with the named executive officers as of July 20, 2009 and described below.

	Termination without Cause or	Termination without Cause or
	with Good Reason (Not in	with Good Reason in
Name	Connection With a Change of Control)	Connection With a Change of Control

Timothy Sullivan
Severance(1)	$175,000	$175,000
Option Acceleration(2)	—	281,226
COBRA Coverage(3)	7,200	7,200
Andrew Wait
Severance(1)	61,250	61,250
Option Acceleration(2)	—	62,889
COBRA Coverage(3)	3,600	3,600
Joshua Hanna
Severance(1)	150,750	150,750
Option Acceleration(2)	—	—
COBRA Coverage(3)	7,200	7,200
Relocation Benefits(4)	30,000	30,000
David Rinn
Severance(1)	123,480	123,480
Option Acceleration(2)	—	42,419
COBRA Coverage(3)	7,200	7,200
Michael Wolfgramm
Severance(1)	51,250	51,250
Option Acceleration(2)	—	—
COBRA Coverage(3)	3,600	3,600

(1)	Based on 2008 salary.
(2)	Accelerated vesting of stock options for the applicable named executive officers is based on the difference between the estimated fair value of our common stock on December 31, 2008 of $2.75 and the exercise or price of the award.
(3)	Estimated based on the cost for such coverage during 2008.
(4)	Estimated based on the cost for such benefits during 2008.

As described above in the Compensation Discussion and Analysis, as of July 20, 2009 we entered into amended and restated employment letters with each named executive officer and Mr. Hochhauser. As described above, under each of the amended and restated letters (including the employment letter with Mr. Hochhauser) if we terminate the executive’s employment without Cause, or if the executive terminates his employment for Good Reason, the executive will be entitled to receive severance benefits consisting of base salary continuation and paid COBRA coverage for a period of six months, plus an additional severance payment equal to 80% of the executive’s average annual bonus payment over the preceding two years, prorated based on the number of months the executive was employed by us in the year of termination. However, (i) Mr. Sullivan will only be entitled to the salary continuation payments if termination occurs within three months before or twelve months following a Change of Control and (ii) if termination occurs within the first 12 months of employment, Mr. Hochhauser’s severance payments will be equal to 18 months’ salary less any months worked. In addition, each of the amended and restated employment letters provided that if we terminate the executive’s employment without Cause or the executive resigns for Good Reason within three months before or 12 months following a Change of Control, each executive will be entitled to accelerated vesting of 50% of the executive’s then unvested stock options (100% for Mr. Sullivan and Mr. Hochhauser and 75% for Mr. Rinn) and the period during which the executive will receive paid COBRA coverage will increase to 12 months. In addition, the amended and restated employment letter with Mr. Hanna also provides for certain relocation benefits and additional three months of base salary continuation upon return to the United States.

The severance benefits described above are contingent upon the executive agreeing to a general release of claims against us following termination of employment.

Definitions.  For the purposes of the employment letter, the following terms have the following definitions:

•	“Cause” means gross negligence or any breach of fiduciary duties to us, conviction of, or plea of guilty or no contest to any felony, any act of fraud or embezzlement, material violation of a corporate policy or any unauthorized use or disclosure of confidential information or trade secrets of us or our affiliates or failure to cooperate in any company investigation. Neither bad judgment nor mere negligence nor an act of omission reasonably believed by the executive to have been in, or not opposed to, the interests of the company, shall constitute examples of gross negligence.

•	An executive may resign for “Good Reason” within 90 days after the occurrence of any of the following: without the executive’s consent (i) a material reduction of his or her base compensation or (ii) the executive is relocated to a facility or location more than one hundred miles from the location as in effect on the date upon which the employment letter was entered into, unless the move is part of a relocation of our main corporate offices.

•	An executive may resign for “Good Reason” within 12 months following a change of control and within 90 days after the occurrence of any of the following without the executive’s consent: a material reduction of the executive’s compensation, duties, title, authority or responsibilities, relative to the executive’s compensation, duties, titles, authority or responsibilities or the assignment to the executive of such reduced duties, title, authority or responsibilities prior to the change.

•	A “Change of Control” occurs when: (i) any person or entity who is not a controlling stockholder of the company as of the date of the execution of the employment letter becomes the beneficial owner, directly or indirectly, of securities of the company representing 50% or more of the total voting power of all of the company’s then outstanding voting securities, (ii) a merger or consolidation of the company in which the company’s voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation, or (iii) a sale of all or substantially all of the assets of the company or a liquidation or dissolution of the company. The consummation of this offering will not be considered a “Change of Control” and will not trigger the Change of Control benefits described above.

Stock Incentive Plans

2009 Stock Incentive Plan

The following is a summary of the material terms of our 2009 Stock Incentive Plan, which we refer to as the 2009 Stock Plan. This description is not complete. For more information, we refer you to the full text of the 2009 Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We adopted the 2009 Stock Plan effective prior to the date of this prospectus, effective upon consummation of the offering.

The 2009 Stock Plan authorizes the grant of “non-qualified” stock options, incentive stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSU”) and incentive bonuses to employees, officers, non-employee directors and other service providers to us and our subsidiaries. The number of shares of common stock issuable pursuant to all awards granted under the 2009 Stock Plan shall not exceed the sum of (i) 5% of the number of shares of common stock outstanding immediately after the consummation of the offering, as increased each fiscal year beginning in calendar year 2010 and thereafter by a number of shares of common stock equal to 4% of the number of outstanding shares of common stock on the last day of the immediately preceding fiscal year, plus (ii) any shares of common stock subject to outstanding awards under the company’s other stock incentive plans that on or after the effective date of the 2009 Stock Plan cease to be subject to such awards. The number of shares issued or reserved pursuant to the 2009 Stock Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares subject to awards settled in cash do no count as shares issued under the 2009 Stock Plan. In addition, (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of a stock option, (iii) shares delivered to or withheld by us to pay the withholding taxes related to an award, and (iv) shares repurchased on the open market with the proceeds of an option exercise do not count as shares issued under the 2009 Stock Plan.

Administration.  The 2009 Stock Plan is administered by our compensation committee. The committee has the discretion to determine the individuals to whom awards may be granted under the 2009 Stock Plan, the manner in which such awards will vest and the other conditions applicable to awards. Options, SARs, restricted stock, RSUs and incentive bonuses may be granted by the committee to employees, officers, non-employee directors and other service providers in such numbers and at such times during the term of the 2009 Stock Plan as the committee shall determine. The committee is authorized to interpret the 2009 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2009 Stock Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2009 Stock Plan. All decisions, determinations and interpretations by the committee, and any rules and regulations under the 2009 Stock Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2009 Stock Plan or any award.

Options.  The committee will determine the exercise price and other terms for each option and whether the options are non-qualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination thereof, as determined by the committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

Stock appreciation rights.  The compensation committee may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the committee, and the committee will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value on the exercise date of one share of common stock over the exercise price, multiplied by

•	the number of shares of common stock covered by the SAR.

Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Restricted stock and restricted stock units.  The compensation committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive bonuses.  An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period set by the committee. The terms of any incentive bonus will be set forth in an award agreement that will include provisions regarding (i) the target and maximum amount payable to the participant, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the incentive bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions as determined by the committee. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the committee. Incentive bonuses may be payable pursuant to a subplan, which for 2009 is our 2009 Annual Performance Incentive Program.

Performance criteria.  Vesting of awards granted under the 2009 Stock Plan may be subject to the satisfaction of one or more performance goals established by the committee. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability.  Unless otherwise determined by the compensation committee, awards granted under the 2009 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Change of control.  The compensation committee may provide, either at the time an award is granted or thereafter, that a change of control (as defined in the 2009 Stock Plan) that occurs after the offering shall have such effect as specified by the committee, or no effect, as the committee in its sole discretion may provide.

Effectiveness of the 2009 Stock Plan; amendment and termination.  The 2009 Stock Plan will become effective upon consummation of this offering. ISOs may be granted under the 2009 Stock Plan only during the ten years following the effective date of the 2009 Stock Plan. The board of directors may amend, alter or discontinue the 2009 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval is required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when stockholder approval is required by law or under stock exchange listing requirements.

Generations Holding, Inc. 2008 Stock Purchase and Option Plan

Our board of directors adopted, and our stockholders subsequently approved, the Generations Holding, Inc. 2008 Stock Purchase and Option Plan, which we refer to as the 2008 Stock Plan, in March 2008. An aggregate of 12,325,000 shares of our common stock may be issued pursuant to awards granted under the 2008 Stock Plan. Upon effectiveness of the 2009 Stock Plan, we will not issue any further awards under the 2008 Stock Plan and all shares reserved for new grants under the 2008 Stock Plan shall be released and no longer subject to such reservation. The 2008 Stock Plan provides for the grant to our executives, directors, consultants, advisors and key employees of incentive and nonqualified stock options to purchase our common stock. The 2008 Plan further authorizes the direct sale of shares of our common stock to plan participants. As of June 30, 2009, options to purchase 10,669,523 shares of our common stock were outstanding under the 2008 Stock Plan with a weighted average exercise price per share of $2.83, and 1,655,477 shares remained available for future issuance pursuant to options to be granted under the 2008 Stock Plan. To date, no awards other than stock options have been granted under the 2008 Stock Plan.

The 2008 Stock Plan is administered either by our board of directors or a committee thereof that has been designated by the board of directors to administer the 2008 Stock Plan. Currently, the 2008 Stock Plan is administered by our board of directors.

Options granted under the 2008 Stock Plan are evidenced by stock option agreements containing such provisions as the plan administrator deems advisable. All options granted under the 2008 Stock Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by the plan administrator, but in no event is less than the fair market value of our common stock on the date of grant. Options issued under the 2008 Stock Plan generally vest ratably over four years (25% on the first anniversary of the grant date and at a rate of 1/48 per month thereafter), but may be subject to certain acceleration provisions. Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the plan administrator.

Upon a participant’s termination of service for any reason, we may, but are not obligated to, purchase any of the shares of common stock issued under the 2008 Stock Plan then owned by the participant within one year after the termination of service. Shares of our common stock acquired under the 2008 Stock Plan may not be transferred by the participant other than pursuant to the laws of descent and distribution or to certain family members or trusts established solely for the benefit thereof. These repurchase rights and transfer restrictions will terminate upon the consummation of this offering.

Our board of directors may amend or terminate the 2008 Stock Plan at any time, subject to certain restrictions. Outstanding awards may be amended, however, only with the consent of the holder.

MyFamily.com, Inc. 2004 Stock Plan

The board of directors of our predecessor corporation adopted, and its stockholders subsequently approved, the MyFamily.com, Inc. 2004 Stock Plan, which we refer to as the 2004 Stock Plan, in December 2004. In conjunction with the acquisition of our predecessor, we issued replacement options to acquire our common stock in exchange for all issued and outstanding options of our predecessor with the same option grant prices and terms including all terms outlined in the 2004 Stock Plan.

Options awarded under the terms of the 2004 Stock Plan are administered either by our board of directors or one or more committees thereof appointed by the board of directors to administer the 2004 Stock Plan. Currently, such options are administered by our board of directors.

Options granted under the 2004 Stock Plan are evidenced by stock option agreements containing such provisions as the plan administrator deems advisable. All options granted under the 2004 Stock Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by the plan administrator, but shall not be less than 100% of the fair market value of our common stock on the date of grant. Options issued under the 2004 Stock Plan generally vest ratably over four years (25% one year after the grant date and at a rate of 1/48 per month thereafter). Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the plan administrator.

Shares issued under options granted under the 2004 Stock Plan are generally subject to a right of first refusal in favor of us. This right of first refusal will terminate upon the consummation of this offering.

Our board of directors may amend or terminate the 2004 Stock Plan at any time. Stockholder approval for an amendment is generally not obtained unless required by applicable law or deemed necessary or advisable by our board of directors. Outstanding awards may be amended, however, only with the consent of the holder.

MyFamily.com, Inc. Executive Stock Plan

The board of directors of our predecessor corporation adopted, and its stockholders subsequently approved, the MyFamily.com, Inc. Executive Stock Plan, which we refer to as the Executive Stock Plan, in June 2004. In conjunction with the acquisition of our predecessor, we issued replacement options to acquire our common stock in exchange for all issued and outstanding options of our predecessor with the same option grant prices and terms including all terms outlined in the Executive Stock Plan.

Options awarded under the terms of the Executive Stock Plan are administered either by our board of directors or a committee thereof appointed by the board of directors to administer the Executive Stock Plan. Currently, such options are administered by our board of directors.

Options granted under the Executive Stock Plan are evidenced by stock option agreements containing such provisions as the plan administrator deems advisable. All options granted under the Executive Stock Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by the plan administrator, but shall not be less than 100% of the fair market value of our common stock on the date of grant. Options issued under the Executive Stock Plan generally vest ratably over four years (25% one year after the grant date and at a rate of 1/48 per month thereafter). Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the plan administrator.

Shares issued under options granted under the Executive Stock Plan are generally subject to a right of first refusal in favor of us. This right of first refusal will terminate upon the consummation of this offering.

Our board of directors may amend or terminate the Executive Stock Plan at any time. Stockholder approval for an amendment is generally not obtained unless required by applicable law or deemed necessary or advisable by our board of directors. Outstanding awards may be amended, however, only with the consent of the holder.

MyFamily.com, Inc. 1998 Stock Plan

The board of directors of our predecessor corporation adopted, and its stockholders subsequently approved, the MyFamily.com, Inc. 1998 Stock Plan, which we refer to as the 1998 Stock Plan, in 1998, which 1998 Stock Plan was amended and restated in 2001 and further amended in June 2002. In conjunction with the acquisition of our predecessor, we issued replacement options to acquire our common stock in exchange for all issued and outstanding options of our predecessor with the same option grant prices and terms including all terms outlined in the 1998 Stock Plan, as amended.

Options awarded under the terms of the 1998 Stock Plan are administered either by our board of directors or a committee thereof appointed by the board of directors to administer the 1998 Stock Plan. Currently, such options are administered by our board of directors.

Options granted under the 1998 Stock Plan are evidenced by stock option agreements containing such provisions as the plan administrator deems advisable. All options granted under the 1998 Stock Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by the plan administrator, but shall not be less than 100% of the fair market value of our common stock on the date of grant. Options issued under the 1998 Stock Plan generally vest ratably over four years (25% one year after the grant date and at a rate of 1/48 per month thereafter). Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the plan administrator.

Shares issued under options granted under the 1998 Stock Plan are generally subject to a right of first refusal in favor of us. This right of first refusal will terminate upon the consummation of this offering.

Our board of directors may amend or terminate the 1998 Stock Plan at any time. Stockholder approval for an amendment is generally not obtained unless required by applicable law or deemed necessary or advisable by our board of directors. Outstanding awards may be amended, however, only with the consent of the holder.

As of June 30, 2009, options to purchase an aggregate of 9,301,164 shares of our common stock were outstanding under the 2004 Stock Plan, Executive Stock Plan and 1998 Stock Plan with a weighted average exercise price per share of $2.22. No awards other than stock options have been granted under the terms of the 2004 Stock Plan, Executive Stock Plan and 1998 Stock Plan and we have no current intentions to issue any additional awards (in the form of stock options or otherwise) under the 2004 Stock Plan, Executive Stock Plan and 1998 Stock Plan.

RELATED PARTY TRANSACTIONS

Related Party Transactions

The following is a description of transactions since January 1, 2006 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Contribution agreement.  As part of the Spectrum investment, we entered into a Contribution Agreement with Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities affiliated with Crosslink Ventures Fund, Timothy Sullivan, W Capital Partners II, L.P. and Sorenson Media, Inc., among other individuals and entities (collectively, the “Contributors”). Pursuant to this agreement, the Contributors transferred and assigned to the company certain shares of the predecessor’s capital stock and certain amounts of cash and, in exchange, the company issued certain amounts of shares of the company’s common stock to the Contributors. With respect to the exchange of certain shares of the capital stock, the transaction qualified as an exchange of property for equity interests pursuant to Section 351 of the Internal Revenue Code. Spectrum, entities associated with Crosslink Ventures Fund, W Capital Partners II, L.P. and Sorenson Media, Inc. are our related persons because each of them, in some cases together with its respective affiliates, owns more than 5% of our outstanding shares. Mr. Sullivan is a related person because he is a director and executive officer of the company. Our directors Victor Parker and Benjamin Spero are associated with Spectrum and may therefore be deemed to have an interest in the agreements described below that we have entered into with Spectrum. The total value of the cash and shares contributed pursuant to the Contribution Agreement was $205.5 million. Spectrum and its affiliated entities contributed cash and equity with an aggregate value of $138.6 million. Crosslink and its affiliated entities contributed equity with an aggregate value of $12.8 million. W Capital contributed equity with an aggregate value of $12.1 million. Sorenson Media and its affiliated entities contributed equity with an aggregate value of $12.2 million. Mr. Sullivan contributed cash with an aggregate value of $1.8 million.

Merger agreement.  As part of the Spectrum investment, we entered into an Agreement and Plan of Merger with Generations Holding, Inc. (now Ancestry.com Inc.), Haley Acquisition Corporation, The Generations Network, Inc., and David C. Moon. Pursuant to the agreement, at the effective time of the merger, The Generations Network, Inc. (now Ancestry.com Operations Inc.) became a wholly-owned subsidiary of Generations Holding, Inc. As a result of the Spectrum investment, Spectrum Equity Investors V, L.P. and certain of its affiliated entities, collectively, acquired 51,335,080 shares of our common stock, representing approximately 67% of the outstanding common stock of the Company as of June 30, 2009. As a result of the Spectrum investment, entities associated with Crosslink Ventures Fund, W Capital Partners II, L.P., Sorenson Media, Inc. and Mr. Sullivan acquired 4,757,143, 4,486,567, 4,502,463 and 648,148 shares of our common stock, respectively. The total purchase price for the acquisition was $354.8 million. The dollar value of our related person’s interests in the Merger Agreement are the same as the dollar value of their interests in the Contribution Agreement as described above. Each of these related person’s number of shares of our common stock and percentage interest of our outstanding common stock as of June 30, 2009 is set forth in this prospectus under “Principal and Selling Stockholders.”

Stockholders agreement.  As part of the Spectrum investment, we entered into a Stockholders Agreement with Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities affiliated with Crosslink Ventures Fund, Timothy Sullivan, W Capital Partners II, L.P. and Sorenson Media, Inc., among other individuals and entities. The agreement establishes the composition of the company’s board of directors and contains certain rights and restrictions with respect to the transfer of shares of our capital stock. Prior to the completion of this offering, Spectrum Equity Investors V, L.P. and certain of its affiliated entities had the right to appoint or nominate three of our directors. This right terminates upon completion of this offering. All three of these appointees will remain on our board following this offering, but we are under no contractual obligation to retain them.

Registration rights.  As part of the Spectrum investment Spectrum Equity Investors V, L.P. and certain of its affiliated entities, entities associated with Crosslink Ventures Fund, Sorenson Media, Inc., W Capital Partners II, L.P. and Timothy Sullivan, and certain other holders of our stock have registration rights with respect to shares of capital stock that they hold. For a description of these registration rights see “Description of Capital Stock-Registration Rights.”

Exclusive service agreement.  We entered into an Exclusive Service Agreement dated May 22, 2007 with Sorenson Genomics, LLC, an affiliate of Sorenson Media, Inc., a 5.9% stockholder of our common stock as of June 30, 2009. Pursuant to the agreement, Sorenson Genomics, LLC agreed to provide certain DNA-testing and specimen storage services to us at negotiated prices. We paid approximately $3.47 million to Sorenson Genomics LLC under this agreement from January 1, 2006 through June 30, 2009. This agreement is not material to us because our DNA services do not represent a material amount of our revenues.

Procedures for Approval of Related Party Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our board of directors.

Our board of directors has adopted a written related person transaction policy, effective upon the completion of this offering, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will be administrated by our audit committee. These policies provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2009 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors and each named executive officer;

•	the members of our board of directors and our named executive officers as a group; and

•	the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Ancestry.com Inc., 360 West 4800 North, Provo, UT 84604.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that he or she beneficially owns, subject to applicable community property laws.

Applicable percentage ownership is based on 76,652,684 shares of common stock outstanding on June 30, 2009. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of the offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned after
	the Offering		Shares Being	Offering
Name and Address of Beneficial Owner	Number	Percent	Offered(1)	Number	Percent

5% Stockholders:
Entities affiliated with Spectrum Equity Investors V, L.P.(2)	51,335,080	67.0%
Entities affiliated with Crosslink Capital, Inc.(3)	4,757,143	6.2
W Capital Partners II, L.P.(4)	4,639,585	6.1
Sorenson Media, Inc.(5)	4,502,462	5.9
Directors and Named Executive Officers:
Timothy Sullivan(6)	4,861,786	6.3
Joshua Hanna(7)	378,338	*
David Rinn(8)	1,552,091	2.0
Andrew Wait(9)	732,305	*
Michael Wolfgramm(10)	322,299	*
Charles M. Boesenberg(11)	303,148	*
David Goldberg(12)	69,271	*
Elizabeth Nelson	—	—
Victor Parker(13)	50,412,228	65.8
Benjamin Spero(14)	37,037,036	48.3
All directors and executive officers as a group (13 individuals)(15)	8,398,405	11.0

*	Indicates ownership of less than one percent.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Consists of 36,862,962 shares of our common stock held by Spectrum Equity Investors V, L.P. (“SEI V”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Couglin and Christopher T. Mitchell exercise voting and dispositive power; 174,074 shares of our common stock held by Spectrum V Investment Managers’ Fund, L.P. (“IMF V”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Couglin and Christopher T. Mitchell exercise voting and dispositive power; 13,154,142 shares of our common stock held by Spectrum Equity Investors III, L.P. (“SEI III”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power; 922,852 shares of our common stock held by SEI III Entrepreneurs’ Fund, L.P. (“Entrepreneurs’ III”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power; and 221,047 shares held by Spectrum III Investment Managers’ Fund, L.P. (“IMF III,” and together with SEI V, IMF V, SEI III and Entrepreneurs’ III, the “Spectrum Funds”), over which Brion B. Applegate, William P. Collatos, Kevin J. Maroni and Randy J. Henderson exercise voting and dispositive power. Each of the controlling entities, individual general partners and managing directors of the Spectrum Funds, as the case may be, including Mr. Parker who is a managing director of the general partner of the general partner of SEI V and a managing director of the general partner of IMF V, and serves on our board of directors, Brion B. Applegate, William P. Collatos, Kevin J. Maroni, Randy J. Henderson, Michael J. Kennealy, Victor E. Parker, Benjamin M. Couglin and Christopher T. Mitchell disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The principal business address of each of the Spectrum Funds is 333 Middlefield Road, Suite 200, Menlo Park, CA 94025.
(3)	Consists of 2,316,096 shares of our common stock held by Crosslink Ventures IV, L.P., 96,893 shares of our common stock held by Crosslink Ventures IV GmbH & Co. KG, 745,625 shares of our common stock held by Offshore Crosslink Ventures IV, 183,626 shares of our common stock held by Omega Bayview IV, L.L.C. and 1,414,903 shares of our common stock held by Crosslink Crossover Fund IV, LP. All of the foregoing entities are investment advisory clients of Crosslink Capital, Inc., a Delaware corporation and investment adviser registered with the Securities and Exchange Commission. Michael J. Stark is the President of Crosslink Capital, Inc. and in that capacity has voting and investment control over such securities. Mr. Stark disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The principal business address of Crosslink Capital, Inc. is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.
(4)	The sole general partner of W Capital Partners II, L.P. is WCP GP II, L.P. and the sole general partner of WCP GP II, L.P. is WCP GP II, LLC. The managing members of WCP GP II, LLC exercise voting and investment power over securities held by W Capital Partners II, L.P. The managing members of WCP GP II, LLC are Stephen Wertheimer, David Wachter and Robert Migliorino, each of whom disclaims beneficial ownership of the securities held by W Capital Partners II, L.P., except to the extent of any pecuniary interest therein. The principal business address of W Capital Partners II, L.P. is 1 East 52nd Street, Fifth Floor, New York, NY 10022.
(5)	The members of the board of directors of Sorenson Media, Inc., Peter Csathy, Jim Larson and James Sorenson, may be deemed to exercise joint voting and dispositive power over the shares of our common stock owned by Sorenson Media, Inc. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of Sorenson Media, Inc. is 4179 Riverboat Road, Suite 208, Salt Lake City, UT 84123.
(6)	Includes options to purchase 4,213,638 shares of our common stock exercisable within 60 days.
(7)	Consists of options to purchase 378,338 shares of our common stock exercisable within 60 days.
(8)	Consists of options to purchase 1,552,091 shares of our common stock exercisable within 60 days.
(9)	Consists of options to purchase 732,305 shares of our common stock exercisable within 60 days.
(10)	Consists of options to purchase 322,299 shares of our common stock exercisable within 60 days.
(11)	Consists of options to purchase 303,148 shares of our common stock exercisable within 60 days.
(12)	Consists of options to purchase 69,271 shares of our common stock exercisable within 60 days.
(13)	Consists of an aggregate of 50,412,228 shares held by SEI V, IMF V, SEI III and IMF III. Mr. Parker is a managing director of the general partner of the general partner of SEI V and a managing director of the general partner of IMF V. Mr. Parker is also a limited partner of the general partner of SEI V, a limited partner of IMF V, a limited partner of the general partner of SEI III and a limited partner of IMF III. Mr. Parker disclaims beneficial ownership of these shares.
(14)	Consists of an aggregate of 37,037,036 shares held by SEI V and IMF V. Mr. Spero is a limited partner of the general partner of SEI V and a limited partner of IMF V. Mr. Spero disclaims beneficial ownership of these shares.
(15)	Includes shares described in footnotes 6 through 12 above and excludes shares of Spectrum Equity Investors V, L.P. and its affiliates, of which Mr. Parker and Mr. Spero disclaim beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to Ancestry.com Inc. and not to any of its subsidiaries.

Following the closing of this offering, we expect that our authorized capital stock will consist of           shares of common stock, $0.001 par value per share, and           shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of June 30, 2009, there were 76,652,684 shares of common stock outstanding held by 44 stockholders of record.

Following the closing of this offering, there will be           shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation, common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Preferred Stock

As of June 30, 2009, no shares of preferred stock were outstanding.

Following the closing of this offering, our board of directors will be authorized to issue not more than an aggregate of           shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to the terms of a Registration Rights Agreement between us and certain holders of our stock, including Spectrum Equity Investors V, L.P. and certain of its affiliated entities, certain holders of our stock are entitled to demand and piggyback rights. The stockholders who are a party to the Registration Rights Agreement will hold an aggregate of           shares, or     %, of our common stock upon completion of this offering.

Demand registration rights.  At any time, the holders of a majority of the registrable securities held by Spectrum Equity Investors V, L.P. and certain of its affiliated entities, collectively (the “Spectrum registrable securities”), may request registration under the Securities Act of all or part of their registrable securities on a Registration Statement on Form S-1 or any similar long-form registration statement or, if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. The holders of a majority of the Spectrum registrable securities will be entitled to request three long-form registrations in which the company will pay all registration expenses. In addition, the holders of a majority of the Spectrum registrable securities will be entitled to request an unlimited number of short-form registrations in which the company will pay all registration expenses. However, the aggregate offering value of the registrable securities requested to be registered by Spectrum Equity Investors V, L.P. and certain of its affiliated entities in any short-form registration must equal at least $1,500,000 in the aggregate.

The company will not be obligated to effect any demand registration within three months after the effective date of a previous demand registration. Moreover, the company may postpone for up to three months the filing of a registration statement for a demand registration if the company’s board of directors determines in its reasonable good faith judgment and the holders of at least a majority of the Spectrum registrable securities agree that such demand registration would reasonably be expected to have a material adverse effect on any proposal by the company to engage in a merger, consolidation or similar transaction. The company may delay a demand registration in this manner only once in every 12-month period.

Piggyback registration rights.  If we register any securities for public sale after this offering, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to certain exceptions. For example, if the piggyback registration is an underwritten primary offering and the managing underwriters advise the company that, in their opinion, the number of securities requested to be included in the offering exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, the company is required to include in the offering (i) first, the securities the company proposes to sell, (ii) second, the registrable securities requested to be included in such registration, pro rata among the holders of such registrable securities on the basis of the number of registrable securities owned by each such holder and (iii) third, any other securities requested to be included in such registration pro rata among those holders on the basis of the number of such securities owned by each such holder. The registration expenses of the holders of registrable securities will be paid by us in all piggyback registrations, regardless of whether such registration is consummated.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon consummation of the offering could make the acquisition of the company more difficult. These provisions of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware anti-takeover law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder meetings.  Under our amended and restated certificate of incorporation, only the board of directors, or the chairperson of the board of directors or the Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders.

Requirements for advance notification of stockholder nominations and proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Elimination of stockholder action by written consent.  Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Election and removal of directors.  Our board of directors will be divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. The board of directors will have the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. Additionally, directors may be removed for cause only with the approval of the holders of a majority of our outstanding common stock. Directors may be removed without cause only with the approval of two-thirds of our outstanding voting stock.

Undesignated preferred stock.  The authorization of undesignated preferred stock will make it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the company.

Amendment of provisions in the certificate of incorporation.  Our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our certificate of incorporation concerning:

•	the required vote to amend or repeal the section of the certificate of incorporation providing for the right to amend or repeal provisions of the certificate of incorporation;

•	absence of the authority of stockholders to act by written consent;

•	authority to call a special meeting of stockholders;

•	number of directors and structure of the board of directors;

•	absence of the necessity of directors to be elected by written ballot; and

•	personal liability of directors to us and our stockholders.

Amendment of provisions in the bylaws.  Our amended and restated bylaws will require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our bylaws concerning:

•	meetings of or actions taken by stockholders;

•	number of directors and their term of office;

•	election of directors;

•	removal of directors and the filling of vacancies on the board of directors;

•	indemnification of our directors, officers, employees and agents; and

•	amendment to our bylaws.

Transfer Agent and Registrar

          is the transfer agent and registrar for our common stock.

Listing

We expect to apply to list our common stock on the Nasdaq Global Select Market under the symbol ACOM.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

The following discussion summarizes the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by certain non-United States holders (as defined below). This discussion only applies to non-United States holders who purchase and hold our common stock as a capital asset for United States federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-United States holder in light of its particular circumstances.

For purposes of this discussion, a “non-United States holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, administrative rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in United States federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of United States federal income and estate taxes and does not describe any non-United States, state, local or other tax considerations that may be relevant to non-United States holders in light of their particular circumstances. In addition, this discussion does not describe the United States federal income and estate tax consequences applicable to a non-United States holder who is subject to special treatment under United States federal income tax laws (including, without limitation, certain former citizens and former long-term residents, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid United States federal income tax, a pass-through entity or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the United States federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-United States holder’s basis in the common stock and, to the extent such portion exceeds the non-United States holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Dividends paid to a non-United States holder of our common stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But dividends that are effectively connected with the conduct of a trade or business by the non-United States holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-United States holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.

A non-United States holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

Any gain realized by a non-United States holder on the disposition of our common stock will generally not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-United States holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-United States holder in the United States);

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes, as such term is defined in Section 897(c) of the Code during the shorter of the five-year period ending on the date of disposition or your holding period of our common stock as long as our common stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code. We believe we are not and do not expect to become a USRPHC.

A non-United States holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-United States holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. A non-United States holder described in the third bullet point above will be subject to

United States federal income tax under regular graduated United States federal income tax rates with respect to the gain recognized.

United States Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-United States holder the amount of dividends paid to such non-United States holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

A non-United States holder will be subject to backup withholding for dividends paid to such non-United States holder unless such non-United States holder certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that such non-United States holder is a United States person as defined under the Code), or such non-United States holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND THE NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of our common stock, assuming that there are no exercises of outstanding options after          , 2009. Of these shares, all of the           shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering, and assuming no exercise of the underwriters’ over-allotment option,          shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are subject to the lock-up agreements described below until 180 to 214 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together hold an aggregate of more than     % of the outstanding shares of our common stock, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters. For additional information, see “Underwriters.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Plans

We plan on filing a registration statement on Form S-8 under the Securities Act covering the shares of our common stock issuable upon exercise of outstanding options under our 1998 Stock Plan, 2004 Stock Plan, Executive Stock Plan, 2008 Stock Plan and 2009 Stock Plan, and shares of our common stock reserved for future issuance under our 2009 Stock Plan. We expect to file this registration statement as soon as practicable after this offering. However, no resale of these registered shares shall occur until after the 180-day lock-up period.

Registration Rights

At any time after 180 days following this offering, holders of the Spectrum registrable securities may demand that we register all or part of their registrable securities under the Securities Act on a Registration Statement on Form S-1 or any similar long-form registration statement or, if available, on a Registration Statement on Form S-3 or any similar short-form registration statement. Following a demand for registration by the holders of Spectrum registrable securities or if we file another registration statement under the Securities Act (other than a Form S-4 or Form S-8), subject to certain restrictions, holders of           registrable securities (including the Spectrum holders) may elect to include their shares in the registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock except as part of an underwritten registration or pursuant to registrations on Form S-8 or any successor form.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
Jefferies & Company, Inc.
Piper Jaffray & Co.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of common stock from the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Ancestry.com	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to Ancestry.com	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We expect to apply to list our common stock on the Nasdaq Global Select Market under the trading symbol ACOM.

We and all directors and officers and the holders of approximately  % of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we and the selling stockholders agree that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except for the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date hereof.

The restrictions described in the immediately preceding paragraphs do not apply to, among other things:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under the Exchange Act (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A) made after the expiration of the restricted period) shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift, to a trust, or to affiliates of a stockholder, including limited partners, members, or stockholders of the stockholder, provided that in the case of any such transfer or distribution, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in respect of the transfer or distribution during the 180 day restricted period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase, creating a short position in the common stock for their own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distribution common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of our common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock offered should conduct their own due diligence on the shares of our common stock. If you do not understand the contents of this document you should consult an authorized financial adviser.

Switzerland

This document as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of our common stock, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of our common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares of our common stock is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us, and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Ancestry.com Inc. (formerly Generations Holding, Inc.) and subsidiaries as of December 31, 2007 and 2008, and for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the year ended December 31, 2008, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Public Reference Room
100 F Street, NE
Washington, DC, 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Ancestry.com Inc.

We have audited the accompanying consolidated balance sheets of Ancestry.com Inc. (formerly Generations Holding, Inc.) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the year ended December 31, 2008. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ancestry.com Inc. (formerly Generations Holding, Inc.) and subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007 (predecessor), the period from December 6, 2007 through December 31, 2007 (successor) and the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah
April 13, 2009

ANCESTRY.COM INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,		June 30,
	2007	2008	2009
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$11,914	$40,121	$52,613
Restricted cash	19,115	6,572	1,756
Short-term investments	363	—	—
Accounts receivable, net of allowances of $270, $394 and $443 at December 31, 2007 and 2008 and June 30, 2009 (unaudited), respectively.	4,766	5,155	5,192
Income tax receivable	3,182	3,089	205
Deferred income taxes	1,066	7,582	5,495
Prepaid expenses and other current assets	3,196	3,674	5,397

Total current assets	43,602	66,193	70,658
Property and equipment, net	16,115	17,004	17,825
Content database costs, net	46,034	47,244	47,488
Intangible assets, net	81,458	57,701	49,589
Goodwill	285,019	285,466	285,466
Other assets	3,984	4,367	3,215

Total assets	$476,212	$477,975	$474,241

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$6,334	$4,827	$5,380
Accrued expenses	19,303	19,536	19,002
Escrow liability	15,277	5,682	1,669
Deferred revenues	56,730	61,178	69,824
Current portion of long-term debt	7,000	21,457	11,226

Total current liabilities	104,644	112,680	107,101
Long-term debt, less current portion	133,000	111,543	105,848
Other long-term liabilities	901	254	280
Deferred income taxes	25,285	33,710	29,714

Total liabilities	263,830	258,187	242,943
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 76,090,624, 76,433,020 and 76,652,684 shares issued and outstanding at December 31, 2007, 2008 and June 30, 2009 (unaudited), respectively.	76	77	77
Additional paid-in capital	213,608	218,630	221,957
Accumulated other comprehensive income	1	—	—
Retained earnings (accumulated deficit)	(1,303)	1,081	9,264

Total stockholders’ equity	212,382	219,788	231,298

Total liabilities and stockholders’ equity	$476,212	$477,975	$474,241

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Predecessor		Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	2007 through	2007 through	Year Ended	Six Months Ended
	December	December	December 31,	December	June 30,
	31, 2006	5, 2007	2007	31, 2008	2008	2009
					(unaudited)
Revenues:
Subscription revenues	$137,643	$141,141	$11,692	$181,391	$87,419	$99,903
Product and other revenues	12,909	12,269	1,278	16,200	7,665	7,903

Total revenues	150,552	153,410	12,970	197,591	95,084	107,806
Cost of revenues:
Cost of subscription revenues	27,344	33,590	2,462	38,187	18,821	19,722
Cost of product and other revenues	3,695	2,552	500	5,427	1,887	2,824

Total cost of revenues	31,039	36,142	2,962	43,614	20,708	22,546

Gross profit	119,513	117,268	10,008	153,977	74,376	85,260
Operating expenses:
Technology and development	28,280	31,255	3,517	33,206	15,645	17,548
Marketing and advertising	51,421	42,400	3,157	52,341	24,571	29,986
General and administrative	26,978	20,723	2,142	28,931	13,864	14,340
Amortization of acquired intangible assets	2,216	2,132	1,542	23,779	11,886	8,113
Transaction related expenses	—	9,530	—	—	—	—

Total operating expenses	108,895	106,040	10,358	138,257	65,966	69,987

Income (loss) from operations	10,618	11,228	(350)	15,720	8,410	15,273
Other income (expense):
Interest expense	(946)	(756)	(1,146)	(12,355)	(6,204)	(3,356)
Interest income	2,238	2,051	289	872	431	698
Other income (expense), net	834	266	7	(8)	1	10

Income (loss) before income taxes	12,744	12,789	(1,200)	4,229	2,638	12,625
Income tax expense	(4,595)	(5,018)	(103)	(1,845)	(1,399)	(4,442)

Net income (loss)	$8,149	$7,771	$(1,303)	$2,384	$1,239	$8,183

Net income per common share
Basic				$0.03	$0.02	$0.11

Diluted				$0.03	$0.02	$0.10

Weighted average common shares outstanding
Basic				76,225,564	76,119,956	76,527,785

Diluted				77,058,540	76,938,269	79,264,670

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share data)

							Accumulated	Retained
	Convertible				Additional		Other	Earnings	Total
	Preferred Stock		Common Stock		Paid-In	Deferred	Comprehensive	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit)	Equity

Predecessor
Balance as of January 1, 2006	62,406,411	$62	63,437,188	$63	$131,336	$(11)	$(9)	$(93,544)	$37,897
Exercise of stock options, net	—	—	4,879,704	5	964	—	—	—	969
Amortization of deferred compensation	—	—	—	—	—	8	—	—	8
Cancellation of deferred compensation on stock options	—	—	—	—	(3)	3	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	225	—	—	—	225
Compensation expense related to variable stock options	—	—	—	—	14	—	—	—	14
Compensation expense related to repurchase of common stock	—	—	—	—	3,035	—	—	—	3,035
Stock-based compensation expense	—	—	—	—	738	—	—	—	738
Repurchase of common stock	—	—	(3,856,903)	(4)	(7,722)	—	—	—	(7,726)
Common stock issued to acquire business	—	—	956,522	1	2,199	—	—	—	2,200
Comprehensive income:
Unrealized gain on short-term investments, net of tax	—	—	—	—	—	—	2	—	2
Net income	—	—	—	—	—	—	—	8,149	8,149

Total comprehensive income	—	—	—	—	—	—	—	—	8,151

Balance as of December 31, 2006	62,406,411	$62	65,416,511	$65	$130,786	$—	$(7)	$(85,395)	$45,511
Exercise of stock options, net	—	—	2,993,026	3	1,678	—	—	—	1,681
Exercise of common stock warrants	—	—	271,241	—	—	—	—	—	—
Income tax benefit from stock option exercises	—	—	—	—	1,704	—	—	—	1,704
Stock-based compensation	—	—	—	—	901	—	—	—	901
Comprehensive income:
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	—	(23)	—	(23)
Net income	—	—	—	—	—	—	—	7,771	7,771

Total comprehensive income	—	—	—	—	—	—	—	—	7,748

Balance as of December 5, 2007	62,406,411	$62	68,680,778	$68	$135,069	$—	$(30)	$(77,624)	$57,545
Successor
Elimination of the predecessor equity structure	(62,406,411)	(62)	(68,680,778)	(68)	(135,069)	—	30	77,624	(57,545)
Investment in the predecessor	—	—	76,090,624	76	213,531	—	—	—	213,607

Balance as of December 6, 2007	—	$—	76,090,624	$76	$213,531	$—	$—	$—	$213,607
Stock-based compensation	—	—	—	—	77	—	—	—	77
Comprehensive loss:
Unrealized gain on short-term investments, net of tax	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	(1,303)	(1,303)

Total comprehensive loss	—	—	—	—	—	—	—	—	(1,302)

Balance as of December 31, 2007	—	$—	76,090,624	$76	$213,608	$—	$1	$(1,303)	$212,382
Exercise of stock options, net	—	—	389,896	1	653	—	—	—	654
Write-off of deferred tax asset	—	—	—	—	(36)	—	—	—	(36)
Stock-based compensation	—	—	—	—	4,634	—	—	—	4,634
Stock option adjustments affecting goodwill	—	—	—	—	239	—	—	—	239
Repurchase of common stock and stock awards	—	—	(47,500)	—	(468)	—	—	—	(468)
Comprehensive income:
Unrealized loss on short-term investments, net of tax	—	—	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	—	—	2,384	2,384

Total comprehensive income	—	—	—	—	—	—	—	—	2,383

Balance as of December 31, 2008	—	$—	76,433,020	$77	$218,630	$—	$—	$1,081	$219,788
Exercise of stock options, net (unaudited)	—	—	256,020	—	554	—	—	—	554
Income tax benefit from stock option exercises (unaudited)	—	—	—	—	23	—	—	—	23
Stock-based compensation (unaudited)	—	—	—	—	2,850	—	—	—	2,850
Repurchase of common stock (unaudited)	—	—	(36,356)	—	(100)	—	—	—	(100)
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	—	—	8,183	8,183

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	8,183

Balance as of June 30, 2009 (unaudited)	—	$—	76,652,684	$77	$221,957	$—	$—	$9,264	$231,298

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor		Successor
		Period from	Period from
		January 1,	December 6,	Year	Six Months
	Year Ended	2007 through	2007 through	Ended	Ended
	December	December 5,	December 31,	December	June 30,
	31, 2006	2007	2007	31, 2008	2008	2009
					(unaudited)
Operating activities:
Net income (loss)	$8,149	$7,771	$(1,303)	$2,384	$1,239	$8,183
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	9,559	10,594	754	10,732	5,420	5,330
Amortization of content	4,287	4,973	432	6,267	3,050	3,429
Amortization of intangible assets	2,202	2,121	1,542	23,779	11,886	8,112
Amortization of deferred financing costs	—	—	—	871	287	393
Impairment of content databases	—	—	—	1,475	—	—
Deferred gain on sale-leaseback	(394)	(591)	—	—	—	—
Deferred income taxes	—	449	336	1,653	1,515	(1,886)
Stock-based compensation expense	3,789	898	77	4,672	2,408	2,803
Gain on the sale of subsidiary	(671)	—	—	—	—	—
In-process research and development acquired	—	—	1,300	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(529)	(325)	(1,116)	(389)	448	(37)
Restricted cash	(234)	(208)	16	2,643	(380)	803
Prepaid expenses and other assets	615	(310)	(279)	(1,732)	(220)	(964)
Income tax receivable	1,325	(176)	77	93	97	2,884
Accounts payable and accrued expenses	2,039	148	5,040	(1,004)	(3,287)	65
Deferred revenues	(3,115)	5,849	(1,426)	4,448	8,535	8,646
Other long-term liabilities	—	118	772	(647)	(276)	26

Net cash provided by operating activities	27,022	31,311	6,222	55,245	30,722	37,787
Investing activities:
Capitalization of content database costs	(11,285)	(10,591)	(1,129)	(8,965)	(3,650)	(3,672)
Purchases of property and equipment	(10,127)	(10,572)	(852)	(11,621)	(5,285)	(6,151)
Purchases of short-term investments	(59,945)	(44,995)	—	—	—	—
Proceeds from sale and maturity of short-term investments	43,294	75,980	—	362	362	—
Net cash paid in business acquisitions	(1,907)	—	—	—	—	—
Disposal of subsidiary	(215)	—	—	—	—	—
Proceeds from sale of corporate building	18,148	—	—	—	—	—
Net cash used in acquisition of the predecessor, including transaction costs	—	—	(279,524)	—	—	—

Net cash provided by (used in) investing activities	(22,037)	9,822	(281,505)	(20,224)	(8,573)	(9,823)
Financing activities:
Proceeds from issuance of common stock	969	1,681	—	654	248	554
Principal payments on debt	(10,000)	(15,000)	—	(7,000)	(3,500)	(15,926)
Proceeds from issuance of term notes, net	—	—	136,082	—	—	—
Proceeds from issuance of common stock in connection with acquisition of the predecessor	—	—	109,749	—	—	—
Repurchase of common stock	(7,726)	—	—	(468)	(358)	(100)
Reduction in income taxes payable as a result of stock option exercises	225	1,704	—	—	—	—

Net cash provided by (used in) financing activities	(16,532)	(11,615)	245,831	(6,814)	(3,610)	(15,472)

Net increase (decrease) in cash and cash equivalents	(11,547)	29,518	(29,452)	28,207	18,539	12,492
Cash and cash equivalents at beginning of period	23,395	11,848	41,366	11,914	11,914	40,121

Cash and cash equivalents at end of period	$11,848	$41,366	$11,914	$40,121	$30,453	$52,613

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	Predecessor		Successor
		Period from	Period from
		January 1,	December 6,	Year	Six Months
	Year Ended	2007 through	2007 through	Ended	Ended
	December	December 5,	December 31,	December	June 30,
	31, 2006	2007	2007	31, 2008	2008	2009
					(unaudited)
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,031	$756	$—	$10,068	$4,372	$5,416
Cash paid for income taxes	3,800	3,400	—	279	12	4,956
Supplemental disclosures of noncash investing and financing activities:
Noncash exchange of equity instruments in acquisition of the predecessor	2,200	—	103,858	—	—	—
Reduction of deferred compensation due to cancellations of stock option	3	—	—	—	—	—
Capitalization of stock-based compensation	6	3	—	9	5	2

See accompanying notes to consolidated financial statements

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The Generations Network, Inc. (the “predecessor” or “The Generations Network”) was originally incorporated in Utah in 1983 under the name Ancestry, Inc. The predecessor changed its name to Ancestry.com, Inc. in July 1998 and was reincorporated in Delaware in November 1998. The predecessor’s name was changed to MyFamily.com, Inc. in November 1999 and again in November 2006 to The Generations Network, Inc. On December 5, 2007, the predecessor was acquired by Generations Holding, Inc. (“Generations Holding”). The “company” refers to operations of both the predecessor and the successor periods. Generations Holding was created for the sole purpose of acquiring The Generations Network and had no prior operations. In July 2009, to better align our corporate identity with the premiere branding of Ancestry.com, Generations Holding changed its name to Ancestry.com Inc. (“Ancestry”, “our”, or the “successor”).

Ancestry is a holding company, and substantially all its operations are conducted by its wholly-owned subsidiary, Ancestry.com Operations Inc. and its subsidiaries. The company derives subscription revenues from providing access to its services via the company’s various websites. The company also offers other products including software, self-publishing products and advertising services.

Basis of Presentation

As a result of the acquisition of the predecessor, the recorded assets, liabilities and stockholders’ equity reflected in the financial statements prior to and subsequent to the transaction date are not necessarily comparable. Periods prior to December 5, 2007 reflect the accounts and activity of the predecessor. Periods subsequent to December 6, 2007 reflect the accounts of the successor. The consolidated statements of changes in stockholder’s equity reflect the initial capitalization of Generations Holding, Inc. on the date of the acquisition of the predecessor. The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries and a variable interest entity (“VIE”). All significant intercompany accounts and transactions have been eliminated in consolidation. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. VIEs with which the company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

As part of the company’s strategic efforts in China and in order to comply with certain People’s Republic of China (“PRC” or “China”) laws relating to foreign entities’ ownership of Internet content providers in the PRC, a Hong Kong wholly-owned subsidiary of the company provided PRC nationals funding to capitalize Beijing Generations Internet Information Services Co., Ltd. (“BGIIS”) to provide content into the PRC. The company has concluded that it is the primary beneficiary of BGIIS. Under the requirements of FIN 46R, the company consolidated the financial statements of BGIIS as a VIE of the company.

Certain prior period amounts have been reclassified to conform to current year presentation.

The company is organized in a single operating segment.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of June 30, 2009, the consolidated statements of operations and cash flows for the six month periods ended June 30, 2008 and 2009, and the consolidated statement of stockholders’ equity for the six months ended June 30, 2009 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly the company’s financial position, results of its operations and cash flows for the six month periods

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended June 30, 2008 and 2009. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007 and the year ended December 31, 2008.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The company evaluates its estimates continually to determine their appropriateness, including determination of the fair value of acquired intangible assets and goodwill, the estimated useful lives of the company’s intangible assets, determination of fair value of stock options, income taxes, and allowances for sales returns, uncollectible accounts receivable and excess or obsolete inventory. The company bases its estimates on historical experience and on various assumptions that are believed to be reasonable, the results of which form the basis for the amounts recorded within the consolidated financial statements.

Revenue Recognition and Cost of Revenues

The company applies the provisions of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements. In general, the company recognizes revenue related to subscriptions, product sales and advertising when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Where arrangements have multiple elements, the company applies the guidance prescribed by Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is allocated to the elements based on a relative fair value method and revenue is recognized based on the company’s policy for each respective element.

The company derives subscription revenues by providing access to its online historical databases, its private family websites, and its magazine. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription fees are collected primarily from credit cards through the company’s websites at the beginning of the subscription period. Deferred revenues represent the amounts received in advance of the subscription period.

Revenues are also generated from product sales of desktop software, DNA testing, books, stand-alone magazines, self-published products, other printed materials, advertising sold to third parties for display in the company’s magazines and websites and access to our family history content on a pay-per-view basis. Sales of desktop software revenue are recognized in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as modified by SOP 98-9. Product and other revenues are recognized upon shipment of the product. Advertising revenues are recognized when the magazine is shipped or based on the number of online impressions delivered. Shipping fees billed to customers are included in product and other revenues, and related shipping costs are included in cost of product and other revenues.

Cost of subscription revenues consists of amortization of capitalized content database costs, depreciation of web servers, credit card processing fees, website hosting costs, royalty costs on certain content licensed from others, personnel-related payroll costs of content database support employees and customer support employees since January 1, 2007.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of product and other revenues consist of direct costs of product goods sold, shipping costs, credit card processing fees, personnel-related costs of product warehouse personnel, warehouse storage costs and royalties on products licensed from others.

The company has established an allowance for sales returns based on historical subscription cancellations and product returns. Actual customer subscription cancellations and product returns are charged against the allowance or deferred revenue to the extent that revenue has not yet been recognized. This reserve has been reflected as a reduction of accounts receivable and revenue. In various sales transactions, the company is required to collect and remit sales taxes on certain of its sales. The company accounts for sales tax on a net basis and such sales taxes are not included in revenues on the consolidated statements of operations.

The following table summarizes the combined activity for the allowance for sales returns and the allowance for bad debt (in thousands):

	Year Ended	Period from January 1, 2007	Period from	Year Ended
	December 31,	through December 5,	December 6, 2007 through	December 31,
	2006	2007	December 31, 2007	2008
Balance at beginning of period	$375	$371	$401	$270
Provision	1,846	1,132	5	1,531
Write-offs	(1,850)	(1,102)	(136)	(1,407)

Balance at end of period	$371	$401	$270	$394

Certain Risks and Concentrations

The company’s revenues are principally derived from subscriptions to its online databases. Revenues from subscribers in the United States, the United Kingdom and all other countries were 74%, 18% and 8%, respectively, in the year ended December 31, 2008 and 76%, 16% and 8%, respectively, in the six months ended June 30, 2009 (unaudited).

Financial instruments that potentially subject the company to credit risk consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents are comprised of money market accounts and commercial paper. Short-term investments at December 31, 2007 consisted of one investment in a corporate note held by one financial institution. Accounts receivable are unsecured and include receivables from businesses and individual customers. No one customer accounted for more than 10% of the company’s revenues during the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008, and the six months ended June 30, 2009 (unaudited). Three customers accounted for 18%, 11% and 10% of accounts receivable at December 31, 2007. One customer accounted for 19% of accounts receivable at December 31, 2008. Two customers accounted for 19% and 12% of accounts receivable at June 30, 2009 (unaudited). The customers that account for more than 10% of the company’s accounts receivable balances, which are not material as a percentage of revenues, are businesses with extended payment terms that are responsible for the resale of various company products and services.

The company’s servers containing family history content and customer data are located principally at one third-party data center in the United States. The company does not control the operations of that facility and is vulnerable to damage or interruption in the event the data center fails.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consists principally of cash held in an escrow account as collateral for the company’s credit card processor and cash held in escrow from acquisitions.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-Term Investments

Short-term investments at December 31, 2007 consist of corporate debt securities.

The company considers investments with remaining time to maturity greater than one year to be short-term as the company considers these investments as liquid resources available for current operations when and if needed. It is not the company’s expectation or intent to hold these investments for more than one year. The company determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations as of each balance sheet date. All investments and cash equivalents in the portfolio are classified as “available-for-sale” and are stated at fair market value, with all the associated unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable consists of credit card charges authorized but not fully processed by the company’s credit card processors and receivables from businesses resulting from the sale of product, advertising and earned royalties or revenue share arrangements. The company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved, allowances are provided based upon a percentage of aged outstanding invoices. In determining these percentages, the company analyzes its historical collection experience and current economic trends.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are three years for computer equipment, purchased software, and furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, generally five years. Repairs and maintenance costs are expensed as incurred. Major renewals and improvements that extend the useful lives of existing assets are capitalized and depreciated over their estimated useful lives.

Inventory

Net inventory was $0.2 million, $0.3 million and $0.3 million at December 31, 2007, 2008 and June 30, 2009 (unaudited), respectively. Inventory is included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory consists primarily of packaged software, books, DNA testing kits and other printed materials. Inventory is classified as finished goods and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The company maintains an allowance for excess and obsolete inventory based on historical product sales and current inventory levels.

Content Database Costs

Content database costs include the costs to acquire or license the historical data, costs incurred by our employees or by third parties to scan the content, and costs to have the content keyed and indexed in order to be searchable. Among the most utilized content in the company’s databases are the United States and United Kingdom census records which are released by government entities every ten years. The company amortizes content database costs on a straight-line basis over ten years after the content is released for viewing on the company’s websites.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Software Development Costs

Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The company considers technological feasibility to be established upon the completion of a working model. Costs incurred by the company between the completion of a working model and the point at which the product is ready for general release have been insignificant. Accordingly, the company has charged all such costs to technology and development in the period incurred.

The company accounts for all internal use software development costs in accordance with the provisions of Statement of Position (“SOP”) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, and EITF 00-2, Accounting for Web Site Development Costs.

Long-Lived Assets, Including Goodwill and Intangible Assets

The company reviews property and equipment and intangible assets, excluding goodwill and indefinite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of an asset or asset group to future undiscounted cash flows the asset or asset group is expected to generate. If assets are determined to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset or group of assets exceeds its fair market value. During 2008 as a result of a change in the company’s content strategy in China, the company recorded an impairment charge of $1.5 million on its capitalized Chinese content. The impairment is recorded in cost of subscription revenues on the statement of operations. There was no impairment loss recognized in the year ended December 31, 2007 or the six months ended June 30, 2009 (unaudited).

The company applies the principles of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The company evaluates its goodwill for impairment annually in the fourth quarter. Impairment is recognized when the carrying value of the asset or group of assets exceeds its fair market value. The company performs impairment tests of goodwill on an annual basis and whenever events or circumstances indicate that an impairment may exist. The annual evaluation of the company’s goodwill resulted in no impairment loss for the years ended December 31, 2007 and 2008. There have been no indicators of impairment in the six months ended June 30, 2009 (unaudited).

SFAS 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 10 years.

Income Taxes

The company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income (Loss)

The company reports other comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income and its components in the financial statements. For the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008, and the six months ended June 30, 2009 (unaudited) accumulated other comprehensive income (loss) includes unrealized gains and losses on short-term available-for-sale investments.

The company’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The functional currency of the company’s international subsidiaries is the U.S. dollar. The financial statements of these subsidiaries are translated into U.S. dollars using period-end or historical rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses.

Net foreign currency transaction and translation gains and (losses) are included in general and administrative expense in the accompanying consolidated statements of operations and were approximately $(0.8) million, $(0.5) million, $0.1 million, and $(0.4) million for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, respectively, and $(0.3) million and $0.6 million for the six month periods ended June 30, 2008 and 2009 (unaudited), respectively.

Stock-Based Compensation

The company grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the stock on the date of grant. Prior to January 1, 2006, as permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the company elected to follow Accounting Principles Board Opinion (ABP) No. 25, Accounting for Stock Issued to Employees, and related interpretations in using the intrinsic value method in accounting for stock awards to employees.

Effective January 1, 2006, the company adopted the fair-value provisions of SFAS 123(R) Share Based Payments. SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method for costs related to all share-based payments. The company recognizes stock-based compensation expense on a straight line basis over the vesting term. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The company adopted the provisions of Statement 123(R) using the prospective transition method, which requires that for nonpublic companies that used the minimum value method for financial statement recognition purposes, SFAS 123(R) shall be applied to all new options granted and to options that were outstanding prior to the effective date that were subsequently modified.

The company applies the provisions of SFAS No. 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, in accounting for stock-based compensation arrangements with nonemployees. Fair value of the stock-based compensation is measured using the stock price and other assumptions as of the earlier of the date at which a commitment for performance by the counterparty to earn the equity instrument is reached or the counterparty’s performance is complete.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008 were approximately $17.9 million, $25.2 million, $1.4 million, and $34.0 million, respectively, and $16.3 million and $20.8 million for the six month periods ended June 30, 2008 and 2009 (unaudited), respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development

All expenditures for research and development are charged to technology and development expense as incurred.

Net Income Per Common Share

Basic net income per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted net income per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares outstanding during the period. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants to purchase common stock using the treasury stock method. A reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per share is as follows (in thousands, except per share amounts):

	Year Ended	Six Months Ended
	December 31,	June 30,
	2008	2008	2009
		(unaudited)
Basic net income per common share:
Net income	$2,384	$1,239	$8,183
Shares used in computation:
Weighted-average common shares outstanding	76,226	76,120	76,528

Basic net income per common share	$0.03	$0.02	$0.11

Diluted net income per common share:
Net income	$2,384	$1,239	8,183
Shares used in computation:
Weighted-average common shares outstanding	76,226	76,120	76,528
Dilutive stock options	833	818	2,737

Weighted-average number of diluted common shares	77,059	76,938	79,265

Diluted net income per common share	$0.03	$0.02	$0.10

For the year ended December 31, 2008 and the six month periods ended June 30, 2008 and 2009, 10.1 million, 13.3 million and 10.6 million of stock options were excluded from the diluted calculation as their inclusion would have been anti-dilutive. There were no outstanding warrants for the year ended December 31, 2008 or the six month periods ended June 30, 2008 and 2009.

As a result of the acquisition of the predecessor, the capital structure of the predecessor is not comparable to that of the successor. Accordingly net income per common share is not comparable or meaningful and therefore is not presented.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on classifications, accounting in interim periods and disclosure requirements for uncertain tax positions. The company adopted FIN 48 on January 1, 2007, and the adoption did not have a material impact on its results of operations or financial position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, which delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP No. 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of FSP 157-2. Effective January 1, 2008, the company adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows for the year ended December 31, 2008. The adoption of SFAS 157 for nonfinancial assets and liabilities on January 1, 2009 did not have a material effect on our financial position or results of operations for the six months ended June 30, 2009 (unaudited).

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The company expects the adoption of SFAS 141R may have a material impact on the company’s consolidated financial statements if and when the company completes a business acquisition after the adoption date of this statement.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The adoption of this standard may have a material effect on its financial position and results of operations if and when the company completes an acquisition after the effective date of FSP 142-3.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	December 31,		June 30,
	2007	2008	2009
			(unaudited)

Cash	$8,936	$26,616	$17,023
Cash equivalents:
Money market funds	2,978	13,505	35,590

Total cash and cash equivalents	$11,914	$40,121	$52,613

Short-term investments:
U.S. corporate securities	$363	$—	$—

Gross unrealized gains and losses on short-term investments were not significant at December 31, 2007 and 2008 and June 30, 2009 (unaudited). Gross realized gains and losses were not significant for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008 and the six month periods ended June 30, 2008 and 2009 (unaudited).

The following table summarizes the estimated fair value of the company’s investments in marketable securities designated as available-for-sale and classified by the contractual maturity date of the security (in thousands):

	December 31,		June 30,
	2007	2008	2009
			(unaudited)

Matures within 1 year	$363	$—	$—
Matures in 1 to 5 years	—	—	—
Matures in 5 to 10 years	—	—	—
Matures in 10 plus years	—	—	—

Total	$363	$—	$—

3.	ACQUISITIONS AND DISPOSITIONS

In August 2001, the company disposed of a wholly owned subsidiary in exchange for 1,453,371 shares of the former subsidiary’s common stock and a warrant to purchase an additional 95,649 shares of the former subsidiary’s common stock. The unexercised warrant expired on August 31, 2007. The company has concluded that the investment has no value based on the former subsidiary’s financial condition and lack of funding; therefore, there is no value recorded on the company’s financial statements for this investment at December 31, 2007 and 2008. As of December 31, 2007 and 2008, the company owns less than five percent and accounts for this investment on the cost basis.

In September 2005, the company purchased substantially all the assets and assumed certain liabilities of a self-publishing entity. The total purchase price was $0.8 million, which included an initial cash payment of $0.7 million and a second payment of up to $0.1 million to be paid one year after the acquisition date, if certain warranties and covenants were satisfied. Additionally, the company agreed to make future royalty payments to the former owners based on 1% of net sales of the acquired business. In August 2006, the company sold its interest in this self-publishing entity, and recorded a gain of $0.7 million. The terms of the sale released the company from future obligations, including the $0.1 million future payment under the original purchase agreement, and provided the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

company a right to receive a royalty on future net sales of the self-publishing entity and a promissory note with an issue amount of approximately $0.4 million with an interest rate of 5.3%. Principal and accumulated interest were due on the earlier of December 31, 2008 or upon an event of default. The company recorded an allowance against the note receivable and related accumulated interest in 2006 and deferred recognition of the gain associated with the note receivable and related interest until collectibility was reasonably assured. In July 2007 the company received $0.3 million for settlement of the promissory note and all other obligations. A gain was recorded for the amount not previously recorded as a receivable.

In February 2006, the company purchased substantially all of the assets of a limited liability company for cash of $0.1 million from the company’s chief executive officer. The purchase price was allocated to developed technology and was amortized over one year. There were no operations of the entity subsequent to the purchase.

To expand its myfamily.com product offering, in April 2006, the company acquired a privately held company for cash of $2.0 million and 956,522 shares of the company’s common stock for a total purchase price of $4.2 million. Goodwill resulting from the acquisition is tax deductible. The total purchase price was allocated to tangible assets and intangible assets based on their estimated fair value. The excess of the purchase price over the tangible and identifiable intangible assets was recorded as goodwill. The purchase price allocation was as follows (in thousands):

Net tangible assets acquired and liabilities assumed	$(170)
Intangible assets:
Developed technology (amortized over 18 months)	2,010
Goodwill	2,397

Total	$4,237

As discussed in Note 1, Generations Holding acquired all the outstanding stock of the predecessor in December 2007 for a total purchase price of approximately $354.8 million. The acquisition has been accounted for as a purchase of the predecessor’s business in accordance with SFAS No. 141, Business Combinations. The purchase price consisted of the following (in thousands):

Cash paid (net of predecessor cash used of $28,712)	$249,132
Fair value of successor common stock issued to predecessor stockholders	95,695
Transaction costs	1,764
Fair value of stock options exchanged	8,163

Total	$354,754

Cash of $15.3 million was placed in escrow for a period of twelve months from the acquisition date to partially satisfy any potential loss contingencies that existed at the acquisition date, including a breach of any representations or warranties by the predecessor. The escrow amount has been included in the purchase price. The fair value of the stock options (11,480,414 shares underlying the stock options) issued in exchange for stock options in the predecessor was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

Risk-free interest rate	2.90%
Expected term (in years)	2.0
Expected stock price volatility	65%
Expected dividend yield	—

The total purchase price of $354.8 million was allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the acquisition date. The excess of the purchase price over the allocated fair value for tangible and identifiable intangible assets was recorded as goodwill. As a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of this transaction, Spectrum Equity Investors V., L.P. and certain of its affiliated entities acquired approximately 67% of the company’s outstanding shares. Spectrum and its affiliates’ objective is to invest in and build leading companies in the information services, media and related growth sectors. Generations Holding acquired the predecessor at a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired because Spectrum and its affiliates, together with the other investors in the transaction, believed in the future growth and prospects of the company and Spectrum believed that obtaining control of the company would contribute toward the achievement of its objective of investing in and building leading companies in the information services, media and related growth sectors. The allocation of the purchase price is as follows (in thousands):

Assets acquired:
Cash and cash equivalents, restricted cash and investments	$19,338
Other current assets	10,483
Property and equipment	16,017
Other assets	213
Acquired intangible assets:
Capitalized content	45,337
Subscriber relationships and contracts	35,600
Core technology	21,700
Trade name and trademarks	25,700
In-process technology	1,300
Goodwill	285,019

Total assets	460,707
Liabilities assumed:
Deferred revenues	(58,156)
Current liabilities	(22,816)
Long-term liabilities	(24,981)

Total net assets acquired	$354,754

For tax purposes, the transaction was treated as a stock acquisition. As a result, assets and liabilities were not adjusted to fair value for tax purposes. Deductible goodwill of $18.4 million consists of tax basis goodwill that existed prior to the transaction, and has been carried over to the successor.

The company allocated $1.3 million of the purchase price in the transaction to an in-process research and development (“IPR&D”) project that had not yet reached technological feasibility and has no future alternative use. The amount allocated to IPR&D has been recorded within technology and development costs in the company’s statement of operations for the successor period from December 6, 2007 through December 31, 2007. The company’s IPR&D project focuses on search technologies. The valuation of the project was based on an income approach which discounts the future net cash flows attributable to the project to determine the current value.

In June 2007 the company approved a management incentive plan to provide bonus payments totaling $5.0 million to certain company executives in the event of a change of control transaction. Pursuant to the transaction in December 2007, executives were paid all but approximately $0.3 million, which was held in escrow to be paid out after the one year escrow period. The company also incurred an additional $4.5 million of seller costs associated with the acquisition. The total costs of $9.5 million were expensed as incurred. In 2008, the company adjusted goodwill by $0.4 million due to actual expenses incurred being different than estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008 and June 30, 2009 (unaudited), the company has a liability of $5.7 million and $1.7 million to be paid to former shareholders as remaining escrow payments and to former shareholders who have not submitted the documentation required for disbursement of funds from the acquisition.

4.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	Estimated
	Useful	December 31,		June 30,
	Lives	2007	2008	2009
				(unaudited)

Computer equipment	3 years	$12,003	$21,234	$23,445
Purchased and internal use software	3 years	3,499	5,623	8,381
Furniture and fixtures	3 years	900	1,023	1,076
Leasehold improvements	5 years	467	610	727

		16,869	28,490	33,629
Accumulated depreciation and amortization		(754)	(11,486)	(15,804)

		$16,115	$17,004	$17,825

5.	INTANGIBLE ASSETS AND CONTENT DATABASE COSTS

The changes in the carrying amounts of goodwill during the year ended December 31, 2008, were as follows (in thousands):

Balance at December 31, 2007	$285,019
Adjustments related to 2007 acquisition	447

Balance at December 31, 2008	$285,466

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets and content database costs consist of the following (in thousands):

	Estimated
	Useful	December 31,		June 30,
	Lives	2007	2008	2009
				(unaudited)

Subscriber relationships and contracts	6-8 years	$35,600	$35,600	$35,600
Core technology	4-5 years	21,700	21,700	21,700
Trademarks and trade names	6 years	25,700	25,700	25,700
Other intangible assets	1 year	—	22	22

		83,000	83,022	83,022
Accumulated amortization		(1,542)	(25,321)	(33,433)

Net intangible assets		$81,458	$57,701	$49,589

Capitalized content database costs	10 years	$36,637	$46,122	$49,432
Capitalized content database costs not yet placed in service		9,829	7,793	8,138

		46,466	53,915	57,570
Accumulated amortization		(432)	(6,671)	(10,082)

Net content database costs		$46,034	$47,244	$47,488

Core technology, trademarks and trade names, other intangible assets and content database costs are amortized using the straight-line method over their estimated period of benefit. Subscriber relationships and contracts are amortized based on an annual turnover rate, or rate of attrition, of the subscribers resulting in an accelerated basis of amortization. The weighted average amortization period for the definite-lived intangible assets acquired was 6.6, 7.1 and 7.2 years for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2009 (unaudited), respectively. The amortization expense associated with these intangible assets is classified as amortization of acquired intangible assets in our consolidated statements of operations.

As of December 31, 2008, amortization of intangible assets and content database costs is expected to be $23.0 million, $21.1 million, $19.1 million, $13.1 million, and $11.1 million for the years ending December 31, 2009, 2010, 2011, 2012, and 2013, respectively.

6.	LONG-TERM DEBT

On December 5, 2007, in connection with the acquisition of predecessor, the company entered into a secured credit facility with a number of financial institutions for borrowings up to $150.0 million including a term loan commitment of $140.0 million (the “Term Loan”) and revolving commitment of up to $10.0 million which can be in the form of a swingline loan, a revolving loan and/or a letter of credit (the “Revolving Loans” collectively Term Loan and Revolving Loans are the “Credit Facility” or “Debt”). The company borrowed $140.0 million of the Term Loan to fund the acquisition. No amounts were outstanding under the Revolving Loans as of December 31, 2007, 2008 or June 30, 2009 (unaudited). A loan under the Credit Facility may be in the form of a (1) base rate loan that bears interest at the higher of (a) the Federal Funds Rate plus 1/2 of 1%, or (b) the rate of interest in effect as publicly announced by JPMorgan Chase Bank as its “prime rate,” plus a margin of 2.75% or 3.50% based on the company’s consolidated total leverage ratio; or (2) Eurodollar rate loan that bears interest based on LIBOR plus a margin of 3.75% to 4.50% based on the company’s consolidated total leverage ratio. The effective interest rate of the Credit Facility at December 31, 2008 and June 30, 2009 (unaudited) was 7.4% and 4.1%, respectively.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company is obligated to make quarterly accrued interest and principal payments on the Term Loan. The principal payments escalate each fiscal year until the Term Loan matures on December 5, 2012. The Revolving Loans are also due on December 5, 2012. In addition to paying interest on the Credit Facility, the company pays a commitment fee of 0.50% per annum to the lenders under the Revolving Loans for the unutilized commitment. The fee is calculated based on the daily unutilized commitment and is due quarterly. The company can terminate or reduce the Revolving Loan commitment at any time without a termination fee.

The Credit Facility is subject to various mandatory prepayment terms which include prepayments as a result of certain equity issuances and prepayments due to an excess cash calculation performed on an annual basis. Included in the current portion of long-term debt on the balance sheet is $11.0 million due in May 2009 as an excess cash payment. Mandatory prepayments are applied to Revolving Loans prior to the outstanding principal on the Term Loan. The Credit Facility is secured by all of the present and future tangible and intangible assets of the company and approximately 65% of the company’s stock in certain of its wholly owned foreign subsidiaries. Foreign subsidiaries do not guarantee the outstanding Debt. In connection with the Credit Facility, the company must maintain certain financial ratio covenants, minimum earnings before interest, depreciation, amortization, taxes and other specifically excluded costs and maintain capital and content expenditures below set maximum levels. As of December 31, 2008 and June 30, 2009 (unaudited) the company was in compliance with all Debt covenants.

Debt financing costs of $3.9 million were incurred in connection with the Credit Facility. These costs are deferred in other long-term assets and are being amortized to interest expense over the period of the Term Loan.

The company uses an interest rate cap agreement to cap the floating (base) rate of its Credit Facility. In December 2007, the company entered into an interest rate cap agreement with a financial institution that participates in the Credit Facility. The interest rate cap has a notional amount of $90.0 million of the company’s outstanding floating rate debt of $140.0 million and was purchased in order to mitigate a portion of the company’s exposure to variable rate interest payments. The company paid $0.1 million for a 6% interest rate cap which expires on December 31, 2010. The interest rate cap does not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As such, the fair value of the interest rate cap is recorded as an asset in the financial statements and changes in fair value are recorded in interest expense. At December 31, 2007, the fair value of the interest rate cap was approximately $0.1 million. At December 31, 2008 and June 30, 2009 (unaudited) the fair value of the interest rate cap was de minimus.

On November 1, 2006, the company renegotiated the terms of its previous revolving line of credit with a financial institution for up to $25 million, due upon maturity at September 1, 2009; interest accrued monthly at percentages above or below prime or LIBOR based on quarterly debt ratios; interest was payable monthly for the prime portion and quarterly for the LIBOR portion. The line was secured by all the assets of the company and approximately 65% of the company’s stock in certain of its wholly owned foreign subsidiaries. On December 5, 2007, in connection with the acquisition of predecessor the revolving line of credit plus accrued interest of approximately $0.1 million was paid in full and the revolving line of credit was terminated.

As of December 31, 2008, the company’s Credit Facility had a tranche of $110.0 million outstanding in a 12-month LIBOR at 3.93% plus a margin and a tranche of $23.0 million outstanding in a 12-month LIBOR at 2.51% plus a margin. The tranches and related interest rates under the Credit Facility reset in January and March 2009, respectively. As of June 30, 2009 (unaudited) the company’s Credit Facility had two tranches of $110.0 million and $7.1 million outstanding in a 1-month LIBOR at 0.31% plus a margin. The tranches and related interest rates under the Credit Facility reset in July 2009.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of long-term debt are as follows (in thousands):

	December 31,		June 30,
	2007	2008	2009
			(unaudited)

Term loan	$140,000	$133,000	$117,074
Less current portion of long-term debt	7,000	21,457	11,226

Long-term debt	$133,000	$111,543	$105,848

Future contractual maturities of the long-term debt at December 31, 2008 and June 30, 2009 (unaudited) are as follows (in thousands):

	December 31,	June 30,
	2008	2009
		(unaudited)

2009	$21,457	$4,811
2010	14,000	12,830
2011	17,500	16,038
2012	80,043	83,395

	$133,000	$117,074

7.	STOCKHOLDERS’ EQUITY

Preferred Stock

The company has authorized 1,000,000 shares of Preferred Stock that is issuable in series. At December 31, 2008 and June 30, 2009 (unaudited), the company has not issued or designated any series or preferences associated with the Preferred Stock.

Warrants

In connection with entering into an interactive service agreement with an ISP in May 2002, the company issued a warrant to purchase up to 7,167,013 shares of the company’s common stock at $0.7206 per share. The available shares fluctuated based on the cumulative number of subscribers generated through a customized web interface. Because the warrant was performance based and the number of shares were not determined, the company accounted for the warrant as variable and recorded marketing expenses based on the cumulative number of subscribers generated annually. In March of 2004, the warrant was amended to provide for a purchase of 242,352 shares of common stock (the number of shares earned as of the end of February 2004) at an exercise price of $0.7206 per share. The warrant was exercised in May 2007 in a cashless conversion with 168,037 shares issued of common stock.

In connection with obtaining a term loan with a financial institution in May 2003, the company issued a warrant to purchase 114,313 shares of common stock at approximately $0.2624 per share. The warrant was exercised in a cashless conversion on December 5, 2007 with 103,204 shares issued.

8.	STOCK OPTION PLANS

In conjunction with the acquisition of the predecessor, the company issued replacement options to acquire common stock of the successor in exchange for all issued and outstanding options of the predecessor with the same option grant prices and terms including all terms outlined in the 1998 Stock Option Plan as amended in 2002 (the

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1998 Plan), the Executive Stock Plan (ESP) and the 2004 Stock Option Plan (the 2004 Plan). Holders of stock options pursuant to the 1998 and the ESP Plans along with various employees with change of control provisions in their individual grants under the 2004 Plan received twelve months of vesting acceleration upon the acquisition of predecessor. Under these plans the company has reserved 9,611,310 and 9,301,164 shares of common stock for future issuance as of December 31, 2008 and June 30, 2009 (unaudited), respectively. The company has no intentions to issue additional stock options under the 1998 Plan, ESP or 2004 Plans.

All options pursuant to the 1998 Plan, ESP, and the 2004 Plan have a term not greater than ten years from the date of grant. Options issued generally vest ratably over four years (25% one year after the grant date and at a rate of 1/48 per month thereafter). Options generally commence vesting upon the date of hire or date of grant. The plans allow for the exercise of options using shares of the company’s common stock that have been held for more than six months. The shares used to satisfy option exercise prices were netted against option exercises on the statements of stockholders’ equity. The company retains a right of first refusal to purchase shares obtained from the exercise of stock options under all stock plans when presented with a bona fide offer to acquire the stock from a third party. The company has exercised its right of first refusal depending on cash availability and the price obtained from the bona fide third party offer. In March 2008, the Board of Directors of the company approved and adopted the Generations Holding, Inc. Stock Purchase and Option Plan (the “2008 Plan”). As of December 31, 2008 and June 30, 2009 (unaudited) the company reserved up to 9,725,000 and 12,325,000 shares of common stock for issuance under the plan. All options pursuant to the 2008 Plan have a term not greater than ten years from the date of grant. Options issued generally vest ratably over four years (25% one year after the grant date and at a rate of 1/48 per month thereafter). Options generally commence vesting upon the date of hire or date of grant.

All the plans provide for stock options to be granted to employees, officers, consultants, and directors. A summary of all the plans stock option activity for the years ended December 31, 2006, 2007, and 2008 is as follows:

	2006		2007		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	19,327,594	$1.61	14,559,726	$1.87	11,424,408	$2.21
Granted	6,819,375	2.30	705,500	2.35	8,376,241	2.71
Exercised	(4,881,704)	0.20	(2,993,026)	0.56	(389,896)	1.67
Canceled	(6,705,539)	2.79	(847,792)	2.33	(1,765,702)	2.39

Outstanding at end of year	14,559,726	$1.87	11,424,408	$2.21	17,645,051	$2.44

Exercisable at end of year	6,688,293	$1.40	6,858,221	$2.15	7,993,784	$2.20

Vested and expected to vest	11,909,855	$1.87	8,559,585	$2.18	16,740,983	$2.43

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of all the plan’s stock option activity for the six months ended June 30, 2009 (unaudited) is as follows:

	June 30, 2009
		Weighted
		Average
		Exercise
	Shares	Price
	(unaudited)

Outstanding at beginning of period	17,645,051	$2.44
Granted	2,852,335	3.17
Exercised	(256,020)	2.16
Canceled	(270,679)	2.63

Outstanding at end of period	19,970,687	$2.54

Exercisable at end of period	10,985,554	$2.32

Vested and expected to vest	19,536,020	$2.53

The following table summarizes the stock options outstanding of December 31, 2008:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Exercise	Remaining Life	Number of	Exercise
Range of Exercise Prices	Shares	Price	(Years)	Shares	Price

$0.12-$1.00	428,432	$0.34	3.8	428,432	$0.34
$2.30-$2.35	9,172,878	2.30	6.2	7,555,977	2.30
$2.70-$3.00	8,043,741	2.71	9.3	9,375	3.00

	17,645,051	$2.44	7.6	7,993,784	$2.20

The following table summarizes the stock options outstanding of June 30, 2009 (unaudited):

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Exercise	Remaining Life	Number of	Exercise
Range of Exercise Prices	Shares	Price	(Years)	Shares	Price

$0.12-$1.00	411,432	$0.35	3.3	411,432	$0.35
$2.30-$2.35	8,879,732	2.30	5.8	8,138,816	2.30
$2.70-$3.00	9,387,523	2.71	8.9	2,435,306	2.70
$3.68	1,292,000	3.68	9.9	—	—

	19,970,687	$2.54	7.5	10,985,554	$2.32

The company adopted SFAS 123(R) on January 1, 2006. In accordance with SFAS 123(R) the company estimates the fair value of each option on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires several estimates including an estimate of the fair value of common stock. The fair value of common stock has been determined by the board of directors at each grant date based on a variety of factors, including arm’s-length sales of the company’s common stock, periodic valuations of the company’s common stock, the company’s financial position, historical financial performance, projected financial performance,

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuations of publicly traded peer companies and the illiquid nature of the common stock. The weighted average grant date fair value of options granted during the years ended December, 2006, 2007 and 2008 and the six month periods ended June 30, 2008 and 2009 (unaudited) was $1.23, $1.25, $1.11, $1.11 and $1.43, respectively. The expected term of the options is based on historical analysis of the company’s option lives. The company calculated its expected volatility based on the volatilities of a peer group of publicly traded companies. The risk-free interest rate of the option is based on the U.S. Constant Maturities rate for the expected term of the option at the time of grant. The following weighted average assumptions were used in the calculations for the years ended December 31, 2006, 2007, 2008 and the six month periods ended June 30, 2008 and 2009 (unaudited).

	December 31,			June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Expected volatility	65%	65%	50%	50%	50%
Expected term (in years)	4.0	4.0	4.0	4.0	4.3
Weighted average risk-free interest rate	4.8%	4.7%	2.3%	2.2%	1.8%
Weighted average fair value of the underlying common stock	$2.30	$2.35	$2.71	$2.70	$3.17
Expected dividends	—	—	—	—	—

For the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, the company recorded compensation expense related to stock option awards totaling $0.3 million, $0.7 million, $0.1 million and $4.7 million, respectively, and $2.4 million and $2.8 million for the six month periods ended June 30, 2008 and 2009, respectively. At December 31, 2008 and June 30, 2009 (unaudited), the company had $8.6 million and $10.4 million, respectively, of total unrecognized compensation expense under SFAS 123(R), net of estimated forfeitures. This amount is expected to be recognized over a weighted average period of 2.6 and 2.7 years, respectively. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The company estimates forfeiture rates based on its historical forfeitures of stock options. The total intrinsic value of options outstanding as of December 31, 2007 and 2008 and June 30, 2009 (unaudited) was $5.6 million, $5.5 million, and $34.5 million, respectively. The total intrinsic value of options exercisable as of December 31, 2007 and 2008 and June 30, 2009 (unaudited) was $3.8 million, $4.4 million and $21.5 million, respectively.

In January 2006, the company modified the terms of its then outstanding stock options with exercise prices above $2.30, reducing the exercise price of the options to $2.30. As a result of the modification, the company recorded incremental compensation expense of $0.4 million and $0.1 million for the year ended December 31, 2006 and the period from January 1, 2007 through December 5, 2007, respectively. Incremental compensation expense was de minimus for the period from December 6, 2007 through December 31, 2007 and the year ended December 31, 2008.

In December 2000 and April 2001, the company repriced stock options outstanding to all option holders under the 1998 Plan and the ESP. The April 2001 repricing reduced the exercise price of all options issued prior to April 2001 to $0.12 per share. Such options are being accounted for as variable in accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. As of December 31, 2006 and 2007, the company had 289,297 and 10,197 variable options outstanding, respectively. As these options were variable, compensation was recorded based on the change in the estimated fair value of common stock. The expense resulting from the variable options for the year ended December 31, 2006 and for the period from January 1, 2007 through December 5, 2007 was de minimus and was allocated to the operating expense line in which the employee’s salary was expensed. As a result of replacing these options in connection with the transaction in December 2007, these options are no longer variable. Stock-based compensation recorded in the statements of operations includes compensation expense from the adoption of SFAS 123(R) and compensation expense relating to variable stock options.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation is included in the following income statement captions (in thousands):

	Predecessor		Successor
		Period from	Period from
		January 1,	December 6,
	Year Ended	2007 through	2007 through	Year Ended	Six Months Ended
	December 31,	December 5,	December 31,	December 31,	June 30,
	2006	2007	2007	2008	2008	2009
					(unaudited)

Cost of subscription revenues	$31	$73	$3	$80	$40	$61
Technology and development	224	260	23	1,132	504	835
Marketing and advertising	196	279	27	254	106	169
General and administrative	3,338	286	24	3,206	1,758	1,738

Total stock-based compensation expense	$3,789	$898	$77	$4,672	$2,408	$2,803

The company committed to issue fully vested stock options with an exercise price equal to the fair value of the underlying common stock at the date of grant for recruiting services performed by a third party in 2008. The company recorded an estimated $0.1 million of expense in 2008 based on the Black-Scholes option pricing model. The expense was classified as technology and development expenses on the consolidated statement of operations and as stock-based compensation on the consolidated statement of cashflows. When the option was issued in 2009, the company recorded the issuance in the consolidated statement of stockholder’s equity.

9.	EMPLOYEE BENEFIT PLANS

Effective January 1, 2003, the company offered a 401(k) Savings Plan (the 401(k) Plan) that qualifies as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees can contribute a percentage of their compensation not to exceed maximum annual federal limits, and it allows for discretionary employer contributions. Effective January 1, 2008, the company increased the employer matching contributions from 65% to 70% of all employee contributions made, with a maximum annual contribution of $2,100. The employee’s contributions are fully vested, and the company’s matching contributions vest on an annual basis over a 48-month period, beginning on the employee’s hire date. The company’s contributions were $0.6 million, $0.6 million, de minimus, and $0.7 million for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, respectively, and $0.5 million for the six months ended June 30, 2009 (unaudited).

The company has a medical and vision benefit plan covering full-time employees of the company and their dependents. The plan is a partially self-funded plan under which participant claims are obligations of the plan. The plan is funded through employer and employee contributions at a level sufficient to pay for the benefits provided by the plan. The company’s contributions to the plan were $4.4 million, $3.0 million, de minimus, and $2.6 million for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, respectively, and $1.7 million for the six months ended June 30, 2009 (unaudited). The plan maintains individual and aggregate stop loss insurance policies on the medical portion of the plan of $0.2 million and approximately $4.5 million, respectively, to mitigate losses. Balances for the incurred but not yet reported claims, including reported but unpaid claims at December 31, 2007 and 2008, were $0.6 million and $0.6 million, respectively, and $0.5 million as of June 30, 2009 (unaudited). The company estimates claims incurred but not yet reported each month based on its historical experience, and the company adjusts its accrual to meet the estimated liability.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	RELATED-PARTY TRANSACTIONS

The company has an exclusive license and service agreement related to its DNA product with an affiliated company of one of its investors. The investor’s ownership is not material to the overall equity of the company.

11.	INCOME TAXES

The income tax expense for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008 and the six months ended June 30, 2009 is as follows (in thousands):

		Period from,	Period from
		January 1,	December 6,
	Year Ended	2007 through	2007 through	Year Ended	Six Months
	December 31,	December 5,	December 31,	December 31,	Ended June 30,
	2006	2007	2007	2008	2009
					(unaudited)

Current income tax:
Federal	$6,681	$4,210	$441	$—	$6,167
State	95	(173)	1	3	9
Foreign	40	180	16	414	175

Total	6,816	4,217	458	417	6,351
Deferred income tax:
Federal	(2,431)	246	(355)	1,238	(721)
State	210	555	—	190	(1,188)

Total	(2,221)	801	(355)	1,428	(1,909)

Provision for income taxes	$4,595	$5,018	$103	$1,845	$4,442

Income tax differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income tax expense as a result of the following (in thousands):

		Period from,	Period from
		January 1,	December 6,		Six Months
	Year Ended	2007 through	2007 through	Year Ended	Ended
	December 31,	December 5,	December 31,	December 31,	June 30,
	2006	2007	2007	2008	2009
					(unaudited)

Computed expected tax expense	$4,461	$4,476	$(420)	$1,480	$4,419
State income taxes, net of federal tax effect	198	266	189	199	(1,182)
Foreign income taxes	(34)	(41)	(7)	452	145
Federal NOL adjustment	—	—	—	—	539
Municipal interest	(163)	(410)	(31)	—	—
Acquisition costs	—	1,024	—	(725)	—
Other	133	(297)	372	439	521

Provision for income taxes	$4,595	$5,018	$103	$1,845	$4,442

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2008 and June 30, 2009 are presented below (in thousands):

	2007	2008	June 30, 2009
			(unaudited)

Deferred tax assets:
Deferred compensation	$235	$925	$1,481
Net operating loss carryforwards — U.S.	911	4,943	2,815
Net operation loss carryforwards — Foreign	—	201	349
Investment in subsidiary	498	498	482
Depreciation differences	1,126	—	—
Other accruals and reserves	831	1,378	1,437
Valuation allowance	—	(201)	(349)

Total gross deferred tax assets	3,601	7,744	6,215
Deferred tax liabilities:
Intangible assets	(27,820)	(31,394)	(27,921)
Content in process	—	(2,071)	(2,233)
Depreciation differences	—	(373)	(226)
Other accruals and reserves	—	(34)	(54)

Total gross deferred tax liabilities	(27,820)	(33,872)	(30,434)

Net deferred tax liability	$(24,219)	$(26,128)	$(24,219)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the criteria set forth in SFAS No. 109, management believes that it is more likely than not the company will realize the benefits of these deductible differences, except for the foreign net operating losses and has determined that a valuation allowance is necessary for the foreign net operation losses only at December 31, 2008. No valuation allowance was determined to be necessary at December 31, 2007.

At December 31, 2008, the company had federal net operating loss carryforwards of approximately $134.0 million available to offset future taxable income. The company’s ability to utilize $125.0 million of these net operating losses are limited to approximately $0.3 million per year due to previous statutory “ownership changes” (as defined for purposes of Section 382 of the Internal Revenue Code). The Section 382 limited net operating losses will begin to expire in 2019 and will fully expire in 2022. The Company anticipates the expiration of $120.5 million of unused net operating losses and accordingly, that amount has not been reflected as a deferred tax asset.

At December 31, 2008, the company had state net operating loss carryforwards of approximately $38.0 million available to offset future taxable income for state tax purposes, which can be carried forward to reduce state income taxes in varying amounts depending on the different state laws. State net operating loss carryforwards expire at various dates beginning in 2016.

At December 31, 2008, the company had foreign net operating loss carryforwards of approximately $0.9 million available to offset future taxable income for foreign tax purposes, which can be carried forward to reduce foreign income taxes in varying amounts depending on the different country laws. Foreign net operating loss carryforwards expire at various dates beginning in 2014.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on non-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not impact the consolidated balance sheets, statements of operations or statements of cash flows. The total amount of gross unrecognized tax benefits, is as follows (in thousands):

	2007	2008

Gross unrecognized tax benefits as of January 1,	$434	$543
Increases related to tax positions taken	109	—

Gross unrecognized tax benefits at December 31,	$543	$543

If recognized, the unrecognized tax benefit would have no impact on the company’s effective tax rate. The company expects the unrecognized tax benefits to decrease by $0.1 million during the next 12 months.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 1997. The company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. Accrued interest is de minimus and there are no penalties accrued at December 31, 2007 or 2008. The company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

12.	FAIR VALUE MEASUREMENTS

The company adopted the provisions of SFAS No. 157, Fair Value Measurements, as of January 1, 2008. Under SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels. These levels, in order of highest priority to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

Our cash equivalents and interest rate cap are classified within Level 1 and Level 2, respectively, due to readily available market prices or alternative pricing sources utilizing market observable inputs.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the financial instruments of the company subject to SFAS 157 and the valuation approach applied to each class of security as of December 31, 2008 (in thousands):

		Fair Value Measurement at Reporting
		Date Using
			Significant
		Quoted Prices in	Other	Significant
	Balance at	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents:
Money market funds	$13,505	$13,505	$—	$—
Interest rate cap	2	—	2	—

Total assets	$13,507	$13,505	$2	$—

The following table summarizes the financial instruments of the company subject to SFAS 157 and the valuation approach applied to each class of security as of June 30, 2009 (unaudited, in thousands):

		Fair Value Measurement at Reporting
		Date Using
			Significant
		Quoted Prices in	Other	Significant
	Balance at	Active Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Cash equivalents:
Money market funds	$35,590	$35,590	$—	$—
Interest rate cap	36	—	36	—

Total assets	$35,626	$35,590	$36	$—

The carrying amounts reported in the consolidated financial statements for accounts receivable and accounts payable approximate their fair values because of the immediate or short-term maturities of these financial instruments. The carrying value of long-term debt approximates fair value based on interest rates currently available to the company for debt with similar terms, at December 31, 2007 and 2008 and June 30, 2009 (unaudited).

13.	COMMITMENTS AND CONTINGENCIES

The company has entered into noncancelable operating leases for facilities and certain equipment. Rent expense for operating leases with escalating lease payment terms is recognized on a straight-line basis over the lives of the related leases.

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a schedule by year of future minimum lease payments of noncancelable operating leases at December 31, 2008 (in thousands):

Years Ending December 31,

2009	$2,155
2010	2,073
2011	2,024
2012	1,700
2013	1,591
Thereafter	3,834

Total minimum lease payments	$13,377

Rental expense for operating leases was approximately $1.4 million, $2.4 million, $0.2 million, and $2.2 million for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, respectively, and $1.1 million and $1.2 million for the six month periods ended June 30, 2008 and 2009 (unaudited), respectively. The company exited one of its leased facilities in May 2007 and was not able to sublease the facilities and did not believe it would have been able to sublease the facilities for the remaining lease term. As a result, the company recorded $0.6 million in the period from January 1, 2007 through December 5, 2007 as rent expense for the remaining minimum payments required until the first option to terminate the lease agreement plus an early termination fee. In October 2008, the company was able to exit the lease prior to the first option date to terminate the lease as the lessor found a new lessee, $0.1 million of remaining lease termination liability was released at that time. The company leases a portion of its facilities to third parties under noncancelable lease arrangements. Lease payments received for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, the year ended December 31, 2008, and the six month periods ended June 30, 2008 and 2009 (unaudited) were de minimus.

The company has entered into agreements with certain vendors requiring the company to make royalty payments based on specified future product sales or relative online page views. Products include certain books, proprietary genealogical information, content databases, and a search engine placed on CD ROMs. Royalty expenses were $5.4 million, $2.0 million, $0.2 million, and $1.4 million for the year ended December 31, 2006, the period from January 1, 2007 through December 5, 2007, the period from December 6, 2007 through December 31, 2007, and the year ended December 31, 2008, respectively, and $0.8 million and $0.7 million for the six month periods ended June 30, 2008 and 2009, respectively. Royalty expenses are included as a cost of subscription revenues and cost of product revenues in the accompanying statements of operations.

As part of a prior acquisition, the company agreed to make future royalty payments to the seller based on 1% of the company’s family history business and 11% of certain product and licensing revenues. Payment obligations were recorded as cost of revenues in the quarter the obligation was incurred. In December 2006, as a result of disputes between the parties over the payment obligations, the company made arrangements to settle the dispute and terminate the agreement for $3.3 million. The termination fee was recorded as a general and administrative expense in the year ended December 31, 2006.

On May 1, 2006 the company entered into a sale-leaseback transaction with a third party in which the company sold its corporate office building for $18.6 million. As a result of the transaction the company would have recognized a gain on the sale of the building of $5.9 million as a reduction of rent expense over the term of the lease agreement. The unrecognized amount was recorded as a deferred gain on sale-leaseback and was stated as a liability on the consolidated balance sheet as of December 31, 2006. The company entered into a 10-year operating lease as part of the transaction with estimated annual lease payments beginning at approximately $1.4 million and increasing 2% per annum. As a result

ANCESTRY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the acquisition as discussed in Note 1, the deferred gain was eliminated and is no longer being offset against rent expense.

The company has outstanding a letter of credit with one of its credit card processors in the amount of $0.1 million. The company has a commitment to purchase excess inventory from its retail software publisher at the end of the annual software version sales. At December 31, 2008, the potential liability was not estimable. The company has entered into a commitment with a content service provider to purchase $0.1 million of services per year expiring in 2013.

The company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position and results of operations or liquidity of the company.

14.	SUBSEQUENT EVENTS

In July 2009, the Credit Facility was amended to change the terms on mandatory prepayments resulting from proceeds of equity issuances and increase the maximum dollar level for annual capital and content expenditures.

In addition, on September 16, 2009, we settled a claim with a content provider with respect to the timeliness and accuracy of a content index we created. The settlement will result in an expense of approximately $2.2 million in the third quarter of 2009.

We evaluated subsequent events through October 5, 2009 in connection with Amendment No. 2 to the Registration Statement (Form S-1) filed with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The estimated expenses in connection with the offering (all of which will be borne by the selling stockholders), are as follows:

Expenses	Amount

Securities and Exchange Commission registration fee	$4,185
FINRA filing fee	8,000
Nasdaq listing fees
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Blue Sky fees and expenses
Transfer agent’s fees and expenses
Miscellaneous

Total

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which may be in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 10 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since our incorporation on September 27, 2007, we have made the following sales of unregistered securities:

1. On December 5, 2007, in connection with the purchase of The Generations Network, Inc., we issued an aggregate of 76,090,624 shares of our common stock to new and existing investors for aggregate consideration of approximately $205 million.

2. Since December 5, 2007, holders of stock options exercised options to purchase an aggregate of 650,916 shares of our common stock at exercise prices ranging from $0.12 to $2.70 per share to employees, consultants and directors under the 2008 Stock Plan, the 2004 Stock Plan, the Executive Stock Plan and the 1998 Stock Plan.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4.1		Form of Common Stock Certificate.
5	.1*	Opinion of Gibson, Dunn & Crutcher LLP.
10	.1**	MyFamily.com, Inc. 1998 Stock Plan.
10	.2**	MyFamily.com, Inc. 2004 Stock Plan.
10	.3**	MyFamily.com, Inc. Executive Stock Plan.
10	.4**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan.
10	.5**	Ancestry.com Inc. 2009 Stock Incentive Plan.
10	.6**	MyFamily.com, Inc. 1998 Stock Plan Stock Option Agreement.
10	.7**	MyFamily.com, Inc. 2004 Stock Plan Stock Option Agreement.
10	.8**	MyFamily.com, Inc. Executive Stock Plan Stock Option Agreement.
10	.9**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement.
10	.10**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for Non-U.S. Employees.
10	.11**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units.
10	.12**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Option.
10	.13**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Incentive Stock Options.
10	.14**	Registration Rights Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.
10	.15**	Stockholders Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.
10	.16**	Credit and Guaranty Agreement, by and among The Generations Network, Inc., certain guarantors and certain lending parties, dated December 7, 2007.
10	.17**	First Amendment to Credit and Guaranty Agreement, dated March 31, 2008.
10	.18**	Second Amendment to Credit and Guaranty Agreement, dated July 16, 2009.
10	.19*	Form of Indemnification Agreement to be entered into with each director and executive officer.
10	.20**	Employment Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.
10	.21**	Employment Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.
10	.22**	Employment Letter by and between Joshua Hanna and Ancestry.com Inc., dated July 20, 2009.
10	.23**	Employment Letter by and between David Rinn and Ancestry.com Inc., dated July 20, 2009.
10	.24**	Employment Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.
10	.25**	Employment Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.
10	.26**	Employment Letter by and between Andrew Wait and Ancestry.com Inc., dated July 20, 2009.
10	.27**	Employment Letter by and between Michael Wolfgramm and Ancestry.com Inc., dated July 20, 2009.
21.1		Subsidiaries of the Registrant.
23	.1*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2		Consent of Independent Registered Public Accounting Firm.
24	.1**	Power of Attorney (included in the signature page).

*	To be filed by amendment.

**	Previously filed.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on October 5, 2009.

ANCESTRY.COM INC.

By:	/s/ William Stern
William Stern
General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Timothy Sullivan		President and Chief Executive Officer (Principal Executive Officer)	October 5, 2009

* Howard Hochhauser		Chief Financial Officer (Principal Financial Officer and Accounting Officer)	October 5, 2009

* Charles M. Boesenberg		Director	October 5, 2009

* David Goldberg		Director	October 5, 2009

* Elizabeth Nelson		Director	October 5, 2009

* Victor Parker		Director	October 5, 2009

* Benjamin Spero		Director	October 5, 2009

*By:	/s/ William Stern William Stern Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4.1		Form of Common Stock Certificate.
5	.1*	Opinion of Gibson, Dunn & Crutcher LLP.
10	.1**	MyFamily.com, Inc. 1998 Stock Plan.
10	.2**	MyFamily.com, Inc. 2004 Stock Plan.
10	.3**	MyFamily.com, Inc. Executive Stock Plan.
10	.4**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan.
10	.5**	Ancestry.com Inc. 2009 Stock Incentive Plan.
10	.6**	MyFamily.com, Inc. 1998 Stock Plan Stock Option Agreement.
10	.7**	MyFamily.com, Inc. 2004 Stock Plan Stock Option Agreement.
10	.8**	MyFamily.com, Inc. Executive Stock Plan Stock Option Agreement.
10	.9**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement.
10	.10**	Generations Holding, Inc. 2008 Stock Purchase and Option Plan Stock Option Agreement for Non-U.S. Employees.
10	.11**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Restricted Stock Units.
10	.12**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Nonqualified Stock Option.
10	.13**	Ancestry.com Inc. Form of Grant Notice for 2009 Stock Incentive Plan — Incentive Stock Options.
10	.14**	Registration Rights Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.
10	.15**	Stockholders Agreement, by and among Generations Holding, Inc., certain Spectrum Group Stockholders and certain Other Stockholders, dated December 5, 2007.
10	.16**	Credit and Guaranty Agreement, by and among The Generations Network, Inc., certain guarantors and certain lending parties, dated December 7, 2007.
10	.17**	First Amendment to Credit and Guaranty Agreement, dated March 31, 2008.
10	.18**	Second Amendment to Credit and Guaranty Agreement, dated July 16, 2009.
10	.19*	Form of Indemnification Agreement to be entered into with each director and executive officer.
10	.20**	Employment Letter by and between Timothy Sullivan and Ancestry.com Inc., dated July 20, 2009.
10	.21**	Employment Letter by and between Howard Hochhauser and Ancestry.com Inc., dated July 20, 2009.
10	.22**	Employment Letter by and between Joshua Hanna and Ancestry.com Inc., dated July 20, 2009.
10	.23**	Employment Letter by and between David Rinn and Ancestry.com Inc., dated July 20, 2009.
10	.24**	Employment Letter by and between William Stern and Ancestry.com Inc., dated June 29, 2009.
10	.25**	Employment Letter by and between Christopher Tracy and Ancestry.com Inc., dated July 20, 2009.
10	.26**	Employment Letter by and between Andrew Wait and Ancestry.com Inc., dated July 20, 2009.
10	.27**	Employment Letter by and between Michael Wolfgramm and Ancestry.com Inc., dated July 20, 2009.
21.1		Subsidiaries of the Registrant.
23	.1*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2		Consent of Independent Registered Public Accounting Firm.
24	.1**	Power of Attorney (included in the signature page).

*	To be filed by amendment.

**	Previously filed.